As filed with the Securities and Exchange Commission on July 8, 2005
Registration No. 333-125506

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to
Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Kona Grill, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	5812 (Primary Standard Industrial Classification Code Number)	20-0216690 (I.R.S. Employer Identification Number)
7150 East Camelback Road, Suite 220
Scottsdale, Arizona 85251
(480) 922-8100

(Address, Including Zip Code, and Telephone Number, Including Area Code,
of Registrant’s Principal Executive Offices)
Mark S. Robinow
Chief Financial Officer
Kona Grill, Inc.
7150 East Camelback Road, Suite 220
Scottsdale, Arizona 85251
(480) 922-8100

(Name, Address Including Zip Code, and Telephone Number,
Including Area Code, of Agent for Service)
Copies to:

Quinn P. Williams, Esq. Brian H. Blaney, Esq. Scott K. Weiss, Esq. Greenberg Traurig, LLP 2375 East Camelback Road, Suite 700 Phoenix, Arizona 85016 (602) 445-8000	Gary J. Singer, Esq. Scott A. Graziano, Esq. O’Melveny & Myers LLP 610 Newport Center Drive, Suite 1700 Newport Beach, California 92660 (949) 760-9600

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JULY 8, 2005.
                             Shares
Common Stock

        This is an initial public offering of shares of common stock of Kona Grill, Inc. All of the shares to be sold in the offering are being sold by Kona Grill, Inc.
      Prior to this offering, there has been no public market for our common stock. It is currently estimated that the initial public offering price per share will be between $          and $          . We have applied to have our common stock quoted on the NASDAQ National Market under the symbol “KONA.”
      See “Risk Factors” beginning on page 6 to read about factors you should consider before buying shares of our common stock.
      Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total

Initial public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to us	$	$
      We have granted the underwriters a 30-day option to purchase up to an additional                      shares of common stock from us at the initial public offering price less the underwriting discount, solely to cover over-allotments.

      The underwriters expect to deliver the shares against payment in New York, New York on                     , 2005.

Oppenheimer & Co.	Feltl and Company
Prospectus dated                     , 2005.

[Artwork to be filed by amendment.]

i

PROSPECTUS SUMMARY
      This summary highlights information contained elsewhere in this prospectus. This summary does not contain all the information that you should consider before investing in our common stock. You should read this entire prospectus carefully, including “Risk Factors” and our consolidated financial statements and related notes, before making an investment decision.
      All references to “we,” “us,” “our,” or “our company” in this prospectus refer to Kona Grill, Inc. and its consolidated direct and indirect subsidiaries.
Our Business
      Kona Grill restaurants offer innovative freshly prepared food, personalized service, and a contemporary ambiance that create a satisfying yet affordable dining experience that we believe is superior to many traditional casual dining restaurants. Our high-volume upscale casual restaurants feature a diverse selection of mainstream American dishes with a flavorful twist as well as a variety of distinctive appetizers and entrees with an international influence, including an extensive selection of sushi items. Our menu items also incorporate over 40 unique signature sauces and dressings that we make from scratch, creating broad-based appeal for the lifestyle and taste trends of a diverse group of guests. Our menu is standardized for all of our restaurants allowing us to deliver consistent high-quality meals. We believe that our offerings and generous portions, combined with an average check during April 2005 of $14.35 per guest, excluding alcoholic beverages, offer an exceptional value.
      Our restaurants accommodate approximately 275 guests and are comprised of multiple dining areas that incorporate modern design elements to create an upscale ambiance that reinforces our high standards of food and service. Our main dining area, full-service bar, outdoor patio, and sushi bar provide a choice of atmosphere and a variety of environments designed to appeal and encourage repeat visits with regular guests. We locate our restaurants in high-activity areas such as retail centers, shopping malls, lifestyle centers, and entertainment centers that are situated near commercial office space and residential housing to attract guests throughout the day. Our restaurants are designed to satisfy our guests’ dining preferences during lunch, dinner, and non-peak periods such as late afternoon and late night.
      We currently own and operate seven upscale casual dining restaurants located in six states. We opened three restaurants during 2004 and expect to open two restaurants during the second half of 2005 in Sugarland (Houston), Texas and San Antonio, Texas. We plan to open four or five restaurants during 2006, which will significantly expand our presence in new markets.
      During 2004, the average unit volume of our four restaurants open the entire year was $5.5 million, which we believe is among the highest for publicly traded chain restaurants in the casual dining industry. During 2004, we generated $25.1 million of sales, representing an increase of $8.5 million, or 50.8%, from $16.6 million of sales generated during 2003. We generated net income of $0.3 million during 2004 and a net loss of $(0.7) million during 2003. During the quarter ended March 31, 2005, we generated $8.0 million of sales, an increase of $2.7 million, or 52.0%, from the $5.3 million of sales generated during the comparable prior year period. During the quarter ended March 31, 2005, we recorded a net loss of $0.2 million.
Our Competitive Strengths
      We believe that the key strengths of our business include the following:

•	We offer a freshly prepared menu that combines recognizable American selections with a flavorful twist, a variety of distinctive internationally influenced cuisines, signature seafood dishes, and award-winning sushi to appeal to a wide range of tastes, preferences, and price points. We prepare our dishes from original recipes with generous portions and creative and appealing presentations that adhere to standards that we believe are much closer to fine dining than typical casual dining.

•	Our innovative menu with attractive price points, personalized service, and contemporary restaurant design with multiple environments blend together to create our upscale casual dining experience and enables us to attract a broad guest demographic.

•	Our commitment to provide prompt, friendly, and efficient service enhances our food, reinforces our upscale ambiance, and helps distinguish us from other traditional casual dining restaurants.

•	Our appetizers, pizzas, entrees, and sushi offerings provide a flexible selection of items that can be ordered individually or shared by our guests, allowing them to dine with us during traditional lunch and dinner meal periods as well as in between customary dining periods such as in the late afternoon and late night.

•	We believe our high average unit volume helps us attract high-quality employees, leverages our fixed costs, makes us a desirable tenant for landlords, and provides the potential for strong financial returns.

•	Our seasoned management team has significant experience in developing and operating multi-unit concepts for companies in a variety of geographic markets throughout the United States and abroad, including McDonald’s Corporation, Caribou Coffee Company, and Rainforest Cafe, Inc.

Our Growth Strategy
      We believe there are significant opportunities to grow our sales, and we believe our concept can support at least 200 company-owned units in the United States. Key elements of our growth strategy include the following:

•	Pursue disciplined restaurant growth. During 2004, we opened three new restaurants, all of which were located in new markets, and we plan to open two new restaurants in new markets during the second half of 2005, and four or five restaurants during 2006.

•	Grow existing restaurant sales. We will continue to pursue targeted local marketing efforts and evaluate operational initiatives designed to increase unit volumes including enclosing certain patios and promoting our formal take-out program.

•	Leverage depth of existing corporate infrastructure. As we grow, our goal is to leverage our investments in our corporate infrastructure and realize efficiencies that an increasing restaurant base and associated sales growth can generate.

Our Offices
      We maintain our principal executive offices at 7150 East Camelback Road, Suite 220, Scottsdale, Arizona 85251. Our telephone number is (480) 922-8100. Our website is located at www.konagrill.com. The information contained on our website or that can be accessed through our website does not constitute part of this prospectus.

The Offering

Common stock offered	shares

Common stock to be outstanding after this offering	shares

Use of proceeds	We estimate that our net proceeds from this offering will be approximately $ million, assuming an initial public offering price of $ per share of common stock, the midpoint of the range set forth on the cover page of this prospectus, and after deducting the underwriting discounts and commissions and estimated offering expenses. We intend to use the proceeds from this offering for new restaurant development and for working capital and general corporate purposes. See “Use of Proceeds.”

Proposed NASDAQ National Market Symbol	KONA

Risk Factors	See “Risk Factors” immediately following this prospectus summary to read about factors you should consider before buying shares of our common stock.
      The number of shares of common stock to be outstanding after this offering is based upon our outstanding shares as of                     , 2005 and excludes the following:

•	shares of common stock issuable upon the exercise of stock options outstanding with a weighted average exercise price of $ per share;

•	shares of common stock reserved for issuance under our stock option plans;

•	shares of common stock reserved for issuance upon exercise of outstanding warrants; and

•	shares of common stock reserved for issuance under our employee stock purchase plan.
      Except when otherwise indicated, the information in this prospectus

•	assumes the conversion of all of our Series A convertible preferred stock into 4,166,666 shares of our common stock in connection with the closing of this offering;

•	assumes conversion of our outstanding convertible subordinated promissory note into 2,500,000 shares of our Series B convertible preferred stock, which will convert into 2,500,000 shares of common stock in connection with the closing of the offering;

•	assumes no exercise by the underwriters of their option to purchase up to additional shares of stock from us; and

•	does not reflect the anticipated 1-for-5 reverse stock split of our common stock planned by our company prior to the closing of this offering.

Summary Consolidated Financial Data
      The following table sets forth our summary consolidated financial data. You should read this information in conjunction with our financial statements, including the related notes, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

					Three Months Ended
	Year Ended December 31,				March 31,

	2002	2003		2004	2004	2005

					(Unaudited)
Consolidated Statement of Operations Data (in thousands, except per share data):
Restaurant sales	$9,453	$16,608		$25,050	$5,272	$8,011
Costs and expenses:
Cost of sales	2,852	4,952		7,371	1,541	2,335
Labor	3,097	5,105		7,502	1,549	2,509
Occupancy	691	1,212		1,748	381	582
Restaurant operating expenses	1,383	2,304		3,372	706	975
General and administrative	1,639	2,058		2,217	366	1,063
Preopening expense	438	241		880	—	7
Depreciation and amortization	503	823		1,269	268	511

Total costs and expenses	10,603	16,695		24,359	4,811	7,982

Income (loss) from operations	(1,150)	(87)		691	461	29
Nonoperating expenses:
Interest expense, net	103	260		360	47	182

Income (loss) from continuing operations before provision for income taxes	(1,253)	(347)		331	414	(153)
Provision for income taxes	—	—		55	—	—

Income (loss) from continuing operations	(1,253)	(347)		276	414	(153)
Income (loss) from discontinued operations	394 (1)	(319	)(1)	—	—	—

Net income (loss)	$(859)	$(666)		$276	$414	$(153)

Net income (loss) per share — Basic:
Continuing operations	$(0.18)	$(0.05)		$0.04	$0.06	$(0.02)
Discontinued operations	0.06	(0.04)		—	—	—

Net income (loss)	$(0.12)	$(0.09)		$0.04	$0.06	$(0.02)

Net income (loss) per share — Diluted:
Continuing operations	$(0.18)	$(0.05)		$0.03	$0.04	$(0.02)
Discontinued operations	0.06	(0.04)		—	—	—

Net income (loss)	$(0.12)	$(0.09)		$0.03	$0.04	$(0.02)

Weighted average shares used in computation:
Basic	6,955	7,184		7,301	7,301	7,316

Diluted	6,955	7,184		14,027	11,473	7,316

Pro forma diluted net income (loss) per share (unaudited)(2)				$0.03		$(0.00)

Weighted average shares used in computation of diluted pro forma net income (loss) per share (unaudited)(2)				14,027		13,983

(1)	Represents results of operations and gain (loss) on sale of restaurant concepts other than Kona Grill.

(2)	The unaudited pro forma diluted information reflects the conversion of all outstanding preferred stock and convertible notes into common stock as if such conversion had occurred at March 31, 2005. The difference between the actual and pro forma amounts represent write-off of the unamortized debt discount associated with the outstanding $3.0 million convertible subordinated promissory note and associated warrants.

	March 31, 2005

	Actual	Pro Forma(1)	As Adjusted(2)

	(Unaudited)
Balance Sheet Data (amounts in thousands):
Cash and cash equivalents	$1,966	$1,966	$
Working capital (deficit)	(67)	(67)
Total assets	20,646	20,646
Long-term debt, including current maturities	6,663	3,972
Total stockholders’ equity	6,024	8,715

(1)	The Pro Forma column of the balance sheet data assumes (a) the issuance of 2,500,000 shares of Series B convertible preferred stock upon conversion of all principal amounts outstanding under our convertible subordinated promissory note; and (b) the issuance of 6,666,666 shares of common stock upon conversion of our Series A and Series B preferred stock upon the closing of this offering.

(2)	The As Adjusted column of the balance sheet data reflects the sale of shares of common stock offered by us, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

				Three Months
	Year Ended December 31,			Ended March 31,

	2002	2003	2004	2004	2005

Other Data (unaudited):
Restaurants open at end of period	3	4	7	4	7
Average restaurant sales (in thousands)(1)	$4,398	$4,966	$5,479	$1,278	$1,358
Sales per square foot(1)	$659	$716	$777	$184	$193
Same store sales growth(2)	(0.3)%	7.1%	7.3%	10.5%	6.9%

(1)	Includes only those restaurants open for at least 12 months.

(2)	Same store sales growth reflects the periodic change in restaurant sales for the comparable restaurant base. In calculating same store sales growth, we include a restaurant in the comparable restaurant base after it has been in operation for more than 18 months.

RISK FACTORS
      You should carefully consider the following risks and all other information set forth in this prospectus before deciding to invest in shares of our common stock. If any of the events or developments described below actually occurs, our business, financial condition, and results of operations may suffer. In that case, the trading price of our common stock may decline and you could lose all or part of your investment.
Risks Related to Our Business
We have a limited operating history and a limited number of restaurants upon which to evaluate our company, and you should not rely on our history as an indication of our future results.
      We currently operate seven restaurants, three of which have operated for less than one year. Consequently, the results we have achieved to date with a relatively small number of restaurants may not be indicative of those restaurants’ long-term performance or the potential performance of new restaurants. A number of factors historically have affected and are likely to continue to affect our average unit volumes and comparable restaurant sales, including the following:

•	our ability to execute effectively our business strategy;

•	our ability to successfully select and secure sites for our Kona Grill concept;

•	the operating performance of new and existing restaurants;

•	competition in our markets;

•	consumer trends; and

•	changes in political or economic conditions.
Our average unit volume and same store sales may not increase at rates achieved over recent periods. Our three newest restaurants opened with average unit volumes significantly below the average unit volume of our initial four restaurants open 18 full months or longer. Changes in our average unit volumes and comparable restaurant sales could cause the price of our common stock to fluctuate substantially.
We have a history of losses, we expect to experience continuing losses for at least the next two years, and we may never achieve profitability.
      We incurred a net loss of $0.2 million during the three-month period ended March 31, 2005, and incurred net losses in each of 2001, 2002, and 2003. We believe that we will continue to incur net losses for at least the next two years, and possibly longer. In addition, we expect that our expenses for the foreseeable future will increase in order to continue the construction and development of additional restaurants and to meet the requirements of being a public company. We may find that these efforts are more expensive than we currently anticipate or that our expansion efforts do not result in proportionate increases in our sales, which would further increase our losses. We cannot predict whether we will be able to achieve profitability in the future.
Our future operating results may fluctuate significantly due to our limited number of existing restaurants and the expenses required to open new restaurants.
      We currently operate seven restaurants, three of which opened within the last 12 months, and we expect to open two restaurants in 2005 and four or five restaurants in 2006. The capital resources required to develop each new restaurant are significant. We estimate that the cost of opening a new Kona Grill restaurant currently ranges from $2.5 million to $3.5 million, exclusive of landlord tenant improvement allowances and preopening expenses and assuming that we do not purchase the underlying real estate. Actual costs may vary significantly depending upon a variety of factors, including the site and size of the restaurant and conditions in the local real estate and employment markets. The combination of our relatively small number of existing restaurants, the significant investment associated with each new restaurant, and the average unit volumes of our new restaurants may cause our results of operations to fluctuate significantly, and poor operating results at any one restaurant or a delay or cancellation in the planned opening of a restaurant could materially affect our company, making the investment risks related to any one location much larger than those associated with most other restaurants.
Our growth may strain our infrastructure and resources, which could slow our development of new restaurants and adversely affect our ability to manage our existing restaurants.
      We expect to open two restaurants in 2005 and four or five restaurants in 2006. The four or five openings expected in 2006 will be the most single-year restaurant openings we have had in our history. This expansion and our future growth will increase demands on our management team, restaurant management systems and resources, financial controls, and information systems. These increased demands may adversely affect our ability to manage our existing restaurants. If we fail to continue to improve our infrastructure or to manage other factors necessary for us to meet our expansion objectives, our operating results could be adversely affected.
If we do not successfully expand our restaurant operations, our growth and results of operations could be harmed significantly.
      A critical factor in our future success is our ability to expand successfully our restaurant operations. We currently plan to open two restaurants during 2005 and four or five restaurants during 2006, and we continue to actively seek additional locations to open new restaurants. If we do not successfully open and operate new restaurants, our growth and results of operations could be harmed significantly. Our ability to open new restaurants in a timely manner and operate them profitably depends upon a number of factors, many of which are beyond our control, including the following:

•	the availability and cost of suitable restaurant locations for development and our ability to compete successfully for those locations;

•	the timing of delivery of leased premises from our landlords so we can commence our build-out construction activities;

•	construction and development costs;

•	labor shortages or disputes experienced by our landlords or outside contractors;

•	unforeseen engineering or environmental problems with the leased premises;

•	weather conditions or natural disasters; and

•	general economic conditions.
Each of these factors could delay or prevent us from successfully opening and operating new restaurants, which would adversely affect our growth and results of operations.
Unexpected expenses and low market acceptance of our restaurant concept could adversely affect the profitability of restaurants that we open in new markets.
      As part of our expansion strategy, we plan to open restaurants in markets in which we have no prior operating experience and in which our brand may not be well known. For example, we expect to open two new restaurants in Texas, a state in which we have no existing restaurants, during the second half of 2005. These new markets may have different competitive conditions, consumer tastes, and discretionary spending patterns than restaurants in our existing markets. As a result, we may incur costs related to the opening, operation, and promotion of these new restaurants that are greater than those incurred in existing markets. Due to these factors, sales at restaurants opening in new markets may take longer to achieve average unit volumes compared with our existing restaurants, if at all, which would adversely affect the profitability of those new restaurants.

Our expansion in existing markets may cause sales in some of our existing restaurants to decline.
      Our growth strategy includes opening new restaurants in our existing markets. We may be unable to attract enough guests to our new restaurants for them to operate profitably. In addition, guests to our new restaurants may be former guests of one of our existing restaurants in that market, which may reduce guest visits and sales at those existing restaurants, adversely affecting our results of operations.
If our distributors or suppliers do not provide food and beverages to us in a timely fashion, we may experience short-term supply shortages and increased food and beverage costs.
      We currently depend on U.S. Foodservice, a national food distribution service company, to provide food and beverage products to all of our restaurants. We do not have a long-term contractual arrangement with U.S. Foodservice. If U.S. Foodservice or other distributors or suppliers cease doing business with us, we could experience short-term supply shortages in some or all of our restaurants and could be required to purchase food and beverage products at higher prices until we are able to secure an alternative supply source. In addition, any delay in replacing our suppliers or distributors on acceptable terms could, in extreme cases, require us to remove temporarily items from the menus of one or more of our restaurants.
Our failure to protect our trademarks, service marks, or trade secrets could negatively affect our competitive position and the value of the Kona Grill brand.
      Our business prospects depend in part on our ability to develop favorable consumer recognition of the Kona Grill name. Although Kona Grill is a federally registered trademark, our trademarks and service marks could be imitated in ways that we cannot prevent. Alternatively, third parties may attempt to cause us to change our name or not operate in a certain geographic region if our name is confusingly similar to their name. In addition, we rely on trade secrets, proprietary know-how, concepts, and recipes. Our methods of protecting this information may not be adequate. Moreover, we may face claims of misappropriation or infringement of third parties’ rights that could interfere with our use of this information. Defending these claims may be costly and, if unsuccessful, may prevent us from continuing to use this proprietary information in the future, and may result in a judgment or monetary damages. We do not maintain confidentiality and non-competition agreements with all of our executives, key personnel, or suppliers. If competitors independently develop or otherwise obtain access to our trade secrets, proprietary know-how, or recipes, the appeal of our restaurants could be reduced and our business could be harmed.
We may require additional capital in the future as a result of changes in our restaurant operations or growth plans, and our inability to raise such capital could harm our operations and restrict our growth.
      Changes in our restaurant operations, acceleration of our restaurant expansion plans, lower than anticipated restaurant sales, increased food or labor costs, increased property expenses, or other events, including those described in this prospectus, may cause us to seek additional debt or equity financing on an accelerated basis. Financing may not be available to us on acceptable terms, or at all, and our failure to raise capital when needed could negatively impact our restaurant growth plans as well as our financial condition and results of operations. Additional equity financing, if available, may be dilutive to the holders of our common stock, including investors that purchase our common stock in this offering. Debt financing may involve significant cash payment obligations, covenants, and financial ratios that restrict our ability to operate and grow our business.
The successful management of our restaurant operations and growth may suffer because our senior management team has a limited history of working together.
      Our success depends, in large part, upon the services of our senior management team. A significant portion of our senior management team, including our Chief Executive Officer and Chief Financial Officer, has been in place for less than 18 months. Although experienced in the restaurant industry, these executives do not have previous experience with us and we cannot assure you that they will fully integrate themselves into our business or that they will manage effectively our growth. Our failure to assimilate these new executives, the failure of these new executives to perform effectively, or the loss of any of these new executives, could adversely affect our business, financial condition, and results of operations. We do not carry key person life insurance on any of our executive officers.
Risks Related to the Restaurant Industry
Negative publicity surrounding our restaurants or the consumption of beef, seafood, poultry, or produce generally, or shifts in consumer tastes, could negatively impact the popularity of our restaurants, our sales, and our results of operations.
      The popularity of our restaurants in general, and our menu offerings in particular, are key factors to the success of our operations. Negative publicity resulting from poor food quality, illness, injury, or other health concerns, whether related to one of our restaurants or to the beef, seafood, poultry, or produce industries in general (such as negative publicity concerning the accumulation of carcinogens in seafood, e-coli, Hepatitis A, and outbreaks of “mad cow” or “foot-and-mouth” disease), or operating problems related to one or more of our restaurants, could make our brand and menu offerings less appealing to consumers. In addition, other shifts in consumer preferences away from the kinds of food we offer, whether because of dietary or other health concerns or otherwise, would make our restaurants less appealing and adversely affect our sales and results of operations.
Increases in the prices of, or reductions in the availability of, seafood, poultry, beef, or produce could reduce our operating margins and adversely affect our operating results.
      Our profitability depends significantly on our ability to anticipate and react to changes in seafood, poultry, beef, or produce costs. The supply and price of these items is more volatile than other types of food. The type, variety, quality, and price of seafood, poultry, beef, and produce is subject to factors beyond our control, including weather, transportation costs, governmental regulation, availability, and seasonality, each of which may affect our food costs or cause a disruption in our supply. We currently do not purchase seafood, poultry, beef, or produce pursuant to long-term contracts or use financial management strategies to reduce our exposure to price fluctuations. Changes in the price or availability of certain types of seafood, poultry, beef, or produce could affect our ability to offer a broad menu and price offering to our guests and could reduce our operating margins and adversely affect our results of operations.
A decline in visitors to any of the retail centers, shopping malls, or entertainment centers where our restaurants are located could negatively affect our restaurant sales.
      Our restaurants are primarily located in high-activity areas such as retail centers, shopping malls, lifestyle centers, and entertainment centers. We depend on high visitor rates at these centers to attract guests to our restaurants. If visitor rates to these centers decline due to economic or political conditions, anchor tenants closing in retail centers or shopping malls in which we operate, changes in consumer preferences or shopping patterns, changes in discretionary consumer spending, increasing petroleum prices, or otherwise, our unit volumes could decline and adversely affect our results of operations.
Regulations affecting the operation of our restaurants could increase our operating costs and restrict our growth.
      Each of our restaurants must obtain licenses from regulatory authorities allowing it to sell liquor, beer, and wine, and each restaurant must obtain a food service license from local health authorities. Each restaurant’s liquor license must be renewed annually and may be revoked at any time for cause, including violation by us or our employees of any laws and regulations relating to the minimum drinking age, advertising, wholesale purchasing, and inventory control. In certain states, including states where we have existing restaurants or where we plan to open restaurants in the near term, the number of liquor licenses available is limited and licenses are traded at market prices. Liquor, beer, and wine sales comprise a significant portion of our sales, representing approximately 36% of our sales during 2004 and 34% during the three months ended March 31, 2005. Therefore, if we are unable to maintain our existing licenses, or if we choose to open a restaurant in those states, the cost of a new license could be significant. Obtaining and maintaining licenses is an important component of each of our restaurant’s operations, and the failure to obtain or maintain food and liquor licenses and other required licenses, permits, and approvals would adversely impact our existing restaurants and our growth strategy.
      In addition, the Federal Americans with Disabilities Act prohibits discrimination on the basis of disability in public accommodations and employment. Although our restaurants are designed to be accessible to the disabled, we could be required to reconfigure our restaurants to provide service to, or make reasonable accommodations for, disabled persons.
Litigation concerning our food quality, our employment practices, liquor liability, and other issues could result in significant expenses to us and could divert resources from our operations.
      Like other restaurants, we may receive complaints or litigation from, and potential liability to, our guests involving food-borne illness or injury or other operational issues. We may also be subject to complaints or allegations from, and potential liability to, our former, existing, or prospective employees involving our restaurant employment practices and procedures. In addition, we are subject to state “dram shop” laws and regulations, which generally provide that a person injured by an intoxicated person may seek to recover damages from an establishment that wrongfully served alcoholic beverages to such person. Recent litigation against restaurant chains has resulted in significant judgments, including punitive damages, under “dram shop” statutes. While we carry liquor liability coverage as part of our existing comprehensive general liability insurance, we may still be subject to a judgment in excess of our insurance coverage and we may not be able to obtain or continue to maintain such insurance coverage at reasonable costs, if at all. Regardless of whether any claims against us are valid or whether we are liable, our sales may be adversely affected by publicity resulting from such claims. Such claims may also be expensive to defend and may divert time and money away from our operations and adversely affect our financial condition and results of operations.
Labor shortages or increases in labor costs could slow our growth or adversely affect our results of operations.
      Our success depends in part on our ability to attract, motivate, and retain a sufficient number of qualified restaurant employees, including restaurant general managers and kitchen managers, necessary to continue our operations and keep pace with our growth. This ability is especially critical to our company because of our relatively small number of existing restaurants and our current development plans. If we are unable to identify and attract a sufficient number of qualified employees, we will be unable to open and operate the new locations called for by our development plans.
      Competition for qualified restaurant employees in our current or prospective markets could require us to pay higher wages and benefits, which could result in higher labor costs. In addition, we have a substantial number of hourly employees who are paid the federal or state minimum wage and who rely on tips for a significant portion of their income. Government-mandated increases in minimum wages, overtime pay, paid leaves of absence, or health benefits, or increased tax reporting and tax payment requirements for employees who receive gratuities, or a reduction in the number of states that allow tips to be credited toward minimum wage requirements, could increase our labor costs and reduce our operating margins.
If general economic and political conditions worsen, consumer spending may decline, which would adversely affect our sales and results of operations.
      The restaurant industry is vulnerable to changes in economic and political conditions. In particular, future terrorist attacks and military and governmental responses and the prospect of future wars may exacerbate negative changes to economic conditions. When economic or political conditions worsen, our guests may reduce their level of discretionary spending. We believe that a decrease in discretionary spending could impact the frequency with which our guests choose to dine out or the amount they spend on meals while dining out, thereby adversely affecting our sales and results of operations. Additionally, a decrease in discretionary spending could adversely affect our ability to price our menu items at favorable levels, adversely affecting our sales and results of operations.
If we are unable to compete successfully in the casual dining segment of the restaurant industry, our results of operations will be harmed and we will not achieve profitability.
      We compete within the casual dining segment of the restaurant industry on the basis of the taste, quality, and price of food offered, guest service, brand name identification, attractiveness of the facilities, restaurant location, and overall dining experience. Our competitors include a large and diverse group of restaurant chains and individual restaurants that range from independent local operators that have opened restaurants in various markets, to well-capitalized national restaurant companies. Many of our competitors are well established in the casual dining market segment and some of our competitors have substantially greater financial, marketing, and other resources than we do. If our restaurants are unable to compete successfully with other restaurants in new and existing markets, our results of operations will be harmed and we will not achieve profitability.
Risks Related to this Offering
The market price for our common stock may be volatile, and you may not be able to sell our stock at a price above the initial public offering price or at all.
      There has been no public market for our common stock prior to this offering, and an active and liquid public market for our common stock may not develop or be sustained after this offering. This risk is particularly applicable to our common stock due to the size of this offering and the number of shares of our common stock that will be outstanding after this offering. If you purchase shares of common stock in this offering, you will pay a price that was not established in a competitive market. Rather, you will pay the price that we negotiated with the representatives of the underwriters. The price of our common stock in any public market may be higher or lower than the price you pay in this offering. Many factors could cause the market price of our common stock to rise and fall after this offering, including the following:

•	variations in our or our competitors’ actual or anticipated operating results;

•	our or our competitors’ growth rates;

•	our or our competitors’ introduction of new locations, menu items, concepts, or pricing policies;

•	recruitment or departure of key personnel;

•	the level and quality of securities analyst coverage for our common stock;

•	changes in the estimates of our operating performance or changes in recommendations by any securities analysts that may choose to follow our stock;

•	changes in the conditions in the restaurant industry, the financial markets, or the economy as a whole;

•	sales of our common stock by our executive officers, directors, and significant stockholders or sales of substantial amounts of our common stock;

•	announcements of investigations or regulatory scrutiny of our operations or lawsuits filed against us; and

•	changes in accounting principles.
In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been brought against that company. Due to the potential volatility of our stock price, we may therefore be the target of securities litigation in the future. Securities litigation could result in substantial costs and divert management’s attention and resources from our business.
If you purchase shares of our common stock in this offering, you will suffer immediate and substantial dilution in the net tangible book value of your shares and may be subject to additional future dilution.
      Prior investors have paid substantially less per share than the price in this offering. The initial public offering price is substantially higher than the net tangible book value per share of the outstanding common stock immediately after this offering. Therefore, based on an assumed offering price of $           per share, the midpoint of the price range set forth on the cover page of this prospectus, if you purchase our common stock in this offering, you will suffer immediate and substantial dilution of approximately $           per share. If the underwriters exercise their over-allotment option, or if outstanding options and warrants to purchase our common stock are exercised, you will experience additional dilution. Any future equity issuances will result in even further dilution to holders of our common stock.
Our current principal stockholders will continue to own a large percentage of our voting stock after this offering, which will allow them to control substantially all matters requiring stockholder approval.
      Upon the closing of this offering, investors affiliated with our Chairman, Marcus Jundt, will together beneficially own approximately      % of our outstanding common stock, or      % if the underwriters exercise their over-allotment option in full. In addition, three of our directors (including Mr. Jundt) following this offering will be affiliated with Mr. Jundt and Jundt Associates. As a result, Mr. Jundt will have significant influence over our decision to enter into any corporate transaction and may have the ability to prevent any transaction that requires the approval of stockholders, regardless of whether or not our other stockholders believe that such transaction is in their own best interests. Such concentration of voting power could have the effect of delaying, deterring, or preventing a change of control or other business combination, which could in turn have an adverse effect on the market price of our common stock or prevent our stockholders from realizing a premium over the then-prevailing market price for their shares of common stock.
The large number of shares eligible for public sale or subject to rights requiring us to register them for public sale could depress the market price of our common stock.
      The market price for our common stock could decline as a result of sales of a large number of shares of our common stock in the market after this offering, and the perception that these sales could occur may depress the market price. Based on shares outstanding as of                     , 2005, we will have outstanding                      shares of common stock after this offering. Of these shares, the common stock sold in this offering will be freely tradable, except for any shares purchased by our “affiliates” as defined in Rule 144 under the Securities Act of 1933. The holders of substantially all of the remaining                      shares of common stock have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the 180-day period beginning on the date of this prospectus, except with the prior written consent of the underwriters. After the expiration of the lock-up period, these shares may be sold in the public market, subject to prior registration or qualification for an exemption from registration, including, in the case of shares held by affiliates, compliance with the volume restrictions of Rule 144.
      Stockholders owning                      shares are entitled, under contracts providing for registration rights, to require us to register our securities owned by them for public sale. In addition, we intend to file registration statements to register the approximately            million shares reserved for future issuance under our stock option plans and employee stock purchase plan.
      Sales of common stock as restrictions end or pursuant to registration rights may make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

We will have broad discretion over the use of proceeds from this offering and may use the proceeds in a manner significantly different from our current plans.
      While we currently expect to use the net proceeds from this offering for new restaurant development and for working capital and general corporate purposes, we will have broad discretion to adjust the application and allocation of the net proceeds. Our expectations regarding future sales, cash flow, and business needs may prove to be inaccurate. Accordingly, we will retain broad discretion in the allocation of the net proceeds from this offering, and we reserve the right to change the use of these proceeds as a result of contingencies such as the timing and expenses for the construction of restaurants currently under development and our ability to identify appropriate sites for future restaurants. The success of our operations that are influenced by capital expenditures and working capital allocations will substantially depend upon our discretion and judgment with respect to the application and allocation of the net proceeds from this offering.
We will incur increased costs as a result of being a public company, which may divert management attention from our business and impair our financial results.
      As a public company, we will incur significant legal, accounting, and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act of 2002, as well as new rules subsequently implemented by the Securities and Exchange Commission and NASDAQ, have required changes in corporate governance practices of public companies. We expect these new rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly. In addition, we will incur additional costs associated with our public company reporting requirements. We also expect these new rules and regulations to make it more difficult and more expensive for us to obtain directors’ and officers’ liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.
Failure to achieve and maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our ability to produce accurate financial statements and on our stock price.
      Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, within a period of time following the date we become a public company, we will be required to furnish a report by our management on our internal control over financial reporting. We have not been subject to these requirements in the past. The internal control report must contain (i) a statement of management’s responsibility for establishing and maintaining adequate internal control over financial reporting, (ii) a statement identifying the framework used by management to conduct the required evaluation of the effectiveness of our internal control over financial reporting, (iii) management’s assessment of the effectiveness of our internal control over financial reporting as of the end of our most recent fiscal year, including a statement as to whether or not internal control over financial reporting is effective, and (iv) a statement that our independent auditors have issued an attestation report on management’s assessment of internal control over financial reporting.
      To achieve compliance with Section 404 within the prescribed period, we will be engaged in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to dedicate internal resources, engage outside consultants, and adopt a detailed work plan to (i) assess and document the adequacy of internal control over financial reporting, (ii) take steps to improve control processes where appropriate, (iii) validate through testing that controls are functioning as documented, and (iv) implement a continuous reporting and improvement process for internal control over financial reporting. Despite our efforts, we can provide no assurance as to our, or our independent auditors’, conclusions with respect to the effectiveness of our internal control over financial reporting under Section 404. There is a risk that neither we nor our independent auditors will be able to conclude within the prescribed timeframe that our internal controls over financial reporting are effective as required by Section 404. This could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements.
Provisions in our certificate of incorporation, our bylaws, and Delaware law could make it more difficult for a third party to acquire us, discourage a takeover, and adversely affect existing stockholders.
      Our certificate of incorporation, our bylaws, and the Delaware General Corporation Law contain provisions that may have the effect of making more difficult, delaying, or deterring attempts by others to obtain control of our company, even when these attempts may be in the best interests of stockholders. These include provisions limiting the stockholders’ powers to remove directors or take action by written consent instead of at a stockholders’ meeting. Our certificate of incorporation also authorizes our board of directors, without stockholder approval, to issue one or more series of preferred stock, which could have voting and conversion rights that adversely affect or dilute the voting power of the holders of common stock. Delaware law also imposes conditions on the voting of “control shares” and on certain business combination transactions with “interested stockholders.”
      These provisions and others that could be adopted in the future could deter unsolicited takeovers or delay or prevent changes in our control or management, including transactions in which stockholders might otherwise receive a premium for their shares over then current market prices. These provisions may also limit the ability of stockholders to approve transactions that they may deem to be in their best interests.
Since we do not expect to pay any dividends for the foreseeable future, investors in this offering may be forced to sell their stock in order to obtain a return on their investment.
      We do not anticipate that we will pay any dividends to holders of our common stock in the foreseeable future. Instead, we plan to retain any earnings to finance our restaurant operations and growth plans discussed elsewhere in this prospectus. Accordingly, investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any return on their investment. As a result, investors seeking cash dividends should not purchase our common stock.

FORWARD-LOOKING STATEMENTS
      This prospectus contains forward-looking statements. These statements relate to future events or our future financial performance. We have attempted to identify forward-looking statements by terminology including “anticipates,” “believes,” “can,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “should,” or “will” or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties, and other factors, including those discussed under “Risk Factors.” The following factors, among others, could cause our actual results and performance to differ materially from the results and performance projected in, or implied by, the forward-looking statements:

•	the limited history for evaluating our company;

•	our history of losses and expectation of further losses;

•	our limited number of existing restaurants;

•	the effect of growth on our infrastructure, resources, and existing sales;

•	our ability to expand our operations in both new and existing markets;

•	the impact of supply shortages and food costs in general;

•	our ability to protect our trademarks and other proprietary information;

•	our ability to raise capital;

•	our ability to fully utilize and retain new executives;

•	negative publicity surrounding our restaurants or the consumption of our food products in general;

•	a decline in visitors to activity centers surrounding our restaurants;

•	the impact of federal, state, or local government regulations;

•	the impact of litigation;

•	labor shortages or increases in labor costs;

•	economic and political conditions generally; and

•	the effect of competition in the restaurant industry.
      We assume no obligation to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in, or implied by, these forward-looking statements, even if new information becomes available in the future.
MARKET DATA AND FORECASTS
      Unless otherwise indicated, information in this prospectus concerning economic conditions and our industry is based on information from independent industry analysts and publications, including the National Restaurant Association and Technomic, Inc., as well as our estimates. Our estimates are derived from publicly available information released by third-party sources, as well as data from our internal research, and are based on such data and our knowledge of our industry, which we believe to be reasonable. None of the independent industry publications used in this prospectus were prepared on our or our affiliates’ behalf and none of the sources cited in this prospectus has consented to the inclusion of any data from its reports, nor have we sought their consent.

USE OF PROCEEDS
      Assuming an initial public offering price of $           per share, which is the midpoint of the range on the cover page of this prospectus, we estimate that the net proceeds from this offering will be $           million after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use the net proceeds from this offering as follows:

•	approximately $ million for new restaurant development; and

•	approximately $ million for working capital and general corporate purposes.
      The amounts set forth above are estimates, and the exact amounts that we will spend for any of these uses cannot yet be determined. The amounts and purposes for which we allocate the net proceeds from this offering may vary significantly depending upon a number of factors, including our future sales and the amount of cash generated by our operations. Accordingly, we will retain broad discretion in the allocation of the net proceeds from this offering, and we reserve the right to change the use of these proceeds as a result of contingencies such as the timing and expenses for the construction of restaurants currently under development and our ability to identify appropriate sites for future restaurants. Depending upon the outcome of these contingencies, we may allocate substantially greater or lesser amounts to new restaurant development and to working capital and general corporate purposes. Pending the uses described above, we will invest the net proceeds in short-term, interest-bearing, investment-grade securities.
DIVIDEND POLICY
      We do not anticipate that we will pay any dividends to holders of our common stock in the foreseeable future, but instead we currently plan to retain any earnings to finance the growth of our business. Payments of any cash dividends in the future, however, is within the discretion of our Board of Directors and will depend on our financial condition, results of operations, and capital and legal requirements as well as other factors deemed relevant by our Board of Directors.

CAPITALIZATION
      The following table sets forth our unaudited capitalization as of March 31, 2005

•	on an actual basis, which reflects our actual capitalization as of March 31, 2005 on a historical basis, without any adjustments to reflect subsequent or anticipated events;

•	on a pro forma basis, which reflects our capitalization as of March 31, 2005 with adjustments to reflect (a) the issuance of 2,500,000 shares of Series B convertible preferred stock upon conversion of all principal amounts outstanding under our convertible subordinated promissory note; and (b) the issuance of 6,666,666 shares of common stock upon conversion of our Series A and Series B convertible preferred stock upon the closing of this offering; and

•	on a pro forma as adjusted basis, which reflects our pro forma capitalization as of March 31, 2005 as adjusted to reflect the sale of the shares of common stock offered by us in this offering at an assumed public offering price of $ per share, after deducting estimated underwriting discounts and offering expenses and giving effect to our receipt of the estimated net proceeds.

	March 31, 2005

			Pro Forma
	Actual	Pro Forma	As Adjusted

	(In thousands, except share data)
Cash and cash equivalents	$1,966	$1,966	$

Current portion of notes payable	$663	$663	$
Long-term notes payable, less current portion	6,000	3,309
Stockholders’ equity(1):
Series A convertible preferred stock, $0.01 par value, 4,166,666 shares authorized, 4,166,666 shares issued and outstanding, actual; 4,166,666 shares authorized, no shares issued and outstanding, pro forma; no shares authorized, issued, and outstanding, pro forma as adjusted	42	—
Series B convertible preferred stock, $0.01 par value, 15,000,000 shares authorized, no shares issued and outstanding, actual and pro forma; no shares authorized, issued, and outstanding, pro forma as adjusted	—	—
Common stock, $0.01 par value, 40,000,000 shares authorized, 7,316,000 shares issued and outstanding, actual; 40,000,000 shares authorized, 13,982,666 shares issued and outstanding, pro forma; shares authorized, shares issued and outstanding, pro forma as adjusted(2)	73	140
Additional paid-in capital	8,892	11,867
Accumulated deficit(3)	(2,983)	(3,292)

Total stockholders’ equity	6,024	8,715

Total capitalization	$12,687	$12,687	$

(1)	Immediately prior to the closing of this offering, we will modify our capital structure to consist of million shares of preferred stock and million shares of common stock, and all of our currently outstanding shares of common stock will be converted, on a 1-for-5 basis, into the newly authorized shares of common stock.

(2)	Excludes the following as of , 2005:

•	shares issuable upon exercise of stock options outstanding with a weighted average exercise price of $ per share;

•	shares issuable upon exercise of outstanding warrants with a weighted average exercise price of $ per share;

•	shares reserved for issuance under our stock option plans; and

•	shares reserved for issuance under our employee stock purchase plan.
      Please read the capitalization table together with the sections of this prospectus entitled “Selected Consolidated Financial Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included elsewhere in this prospectus.

(3)	The difference between the actual and pro forma amounts represents the $0.3 million write-off of the unamortized debt discount associated with the outstanding $3.0 million convertible subordinated promissory note and associated warrants.

DILUTION
      Our pro forma net tangible book value as of March 31, 2005 was $8.7 million, or $0.62 per share of common stock. Pro forma net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by the pro forma number of outstanding shares of common stock.
      Dilution in net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of our common stock in this offering and the pro forma net tangible book value per share of our common stock immediately after completion of this offering. After giving effect to our sale of                      shares at an assumed initial public offering price of $           per share and after deducting estimated underwriting discounts and commissions and our estimated offering expenses, our adjusted pro forma net tangible book value at March 31, 2005 would have been $                    , or $          per share of common stock. This represents an immediate increase in net tangible book value of $           per share to existing stockholders and an immediate dilution in net tangible book value of $           per share to purchasers of shares in this offering. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$
Pro forma net tangible book value per share as of March 31, 2005	$
Increase per share attributable to new investors

Adjusted pro forma net tangible book value per share after the offering

Dilution per share to new investors		$

      The following table summarizes on a pro forma basis as of March 31, 2005, the differences between the number of shares purchased from us, the total consideration paid to us, and the average price per share paid by existing stockholders (including consideration received in connection with acquisitions) and by the new investors at an assumed initial public offering price of $           per share before deducting the estimated underwriting discounts and commissions and estimated expenses of this offering.

	Shares Purchased			Total Consideration
Average Price
	Number	Percent		Amount	Percent		Per Share

Existing stockholders			%	$		%	$
New investors

Total		100.0%		$	100.0%

      The discussion and tables also exclude any shares available for future grant under our stock option plans and employee stock purchase plan, of which                     were subject to options outstanding on                     , at a weighted average exercise price of $          and                      shares available for future grant. As of                     , there were also                      shares of common stock issuable upon exercise of warrants with weighted average exercise price of $           per share. To the extent the options and warrants are exercised, there will be further dilution to new investors. The issuance of common stock in connection with the exercise of these options will result in further dilution to new investors.

SELECTED CONSOLIDATED FINANCIAL DATA
      The selected consolidated financial data presented below has been derived from our consolidated financial statements. The financial data as of and for the fiscal years ended December 31, 2002, 2003, and 2004 has been derived from our consolidated financial statements that have been audited by Ernst & Young LLP, independent registered public accounting firm, and included elsewhere in this prospectus. The financial data as of and for the fiscal years ended December 31, 2000 and 2001 and as of and for the three months ended March 31, 2004 and 2005 have been derived from our consolidated financial statements that have not been audited. The financial data for the three months ended March 31, 2004 and 2005 include all adjustments, consisting of normal recurring adjustments, that we consider necessary for a fair presentation of the information set forth below, and are not necessarily indicative of the results for the full year. You should read this information in conjunction with our financial statements, including the related notes, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

							Three Months
	Year Ended December 31,						Ended March 31,

	2000	2001	2002	2003		2004	2004	2005

	(Unaudited)						(Unaudited)
Consolidated Statement of Operations Data (in thousands, except per share data):
Restaurant sales	$4,534	$5,890	$9,453	$16,608		$25,050	$5,272	$8,011
Costs and expenses:
Cost of sales	1,402	1,819	2,852	4,952		7,371	1,541	2,335
Labor	1,425	1,950	3,097	5,105		7,502	1,549	2,509
Occupancy	349	455	691	1,212		1,748	381	582
Restaurant operating expenses	567	746	1,383	2,304		3,372	706	975
General and administrative	637	696	1,639	2,058		2,217	366	1,063
Preopening expenses	19	172	438	241		880	—	7
Depreciation and amortization	288	324	503	823		1,269	268	511

Total costs and expenses	4,687	6,162	10,603	16,695		24,359	4,811	7,982

Income (loss) from operations	(153)	(272)	(1,150)	(87)		691	461	29
Nonoperating expenses:
Interest expense, net	(11)	11	103	260		360	47	182

Income (loss) from continuing operations before provision for income taxes	(142)	(283)	(1,253)	(347)		331	414	(153)
Provision for income taxes	—	—	—	—		55	—	—

Income (loss) from continuing operations	(142)	(283)	(1,253)	(347)		276	414	(153)
Income (loss) from discontinued operations	225 (1)	7 (1)	394 (1)	(319	)(1)	—	—	—

Net income (loss)	$83	$(276)	$(859)	$(666)		$276	$414	$(153)

						Three Months
	Year Ended December 31,					Ended March 31,

	2000	2001	2002	2003	2004	2004	2005

	(Unaudited)					(Unaudited)
Net income (loss) per share — Basic:
Continuing operations	$(0.02)	$(0.04)	$(0.18)	$(0.05)	$0.04	$0.06	$(0.02)
Discontinued operations	0.03	0.00	0.06	(0.04)	—	—	—

Net income (loss)	$0.01	$(0.04)	$(0.12)	$(0.09)	$0.04	$0.06	$(0.02)

Net income (loss) per share — Diluted:
Continuing operations	$(0.02)	$(0.04)	$(0.18)	$(0.05)	$0.03	$0.04	$(0.02)
Discontinued operations	0.03	0.00	0.06	(0.04)	—	—	—

Net income (loss)	$0.01	$(0.04)	$(0.12)	$(0.09)	$0.03	$0.04	$(0.02)

Weighted average shares used in computation:
Basic	7,546	7,564	6,955	7,184	7,301	7,301	7,316

Diluted	7,562	7,564	6,955	7,184	14,027	11,473	7,316

Pro forma diluted net income (loss) per share (unaudited)(2)					$0.03		$(0.00)

Weighted average shares used in computation of diluted pro forma net income (loss) per share (unaudited)(2)					14,027		13,983

(1)	Represents results of operations and gain (loss) on sale of restaurant concepts other than Kona Grill.

(2)	The unaudited pro forma diluted information reflects the conversion of all outstanding preferred stock and convertible notes into common stock as if such conversion had occurred at March 31, 2005. The difference between the actual and pro forma amounts represent write-off of $0.3 million of unamortized debt discount associated with the outstanding $3.0 million convertible subordinated promissory note and associated warrants.

	December 31,					March 31,		Pro Forma
								March 31,
	2000	2001	2002	2003	2004	2004	2005	2005(1)

								(Unaudited)
	(Unaudited)					(Unaudited)
Balance Sheet Data (in thousands):
Cash and cash equivalents	$2,281	$562	$178	$3,107	$3,098	$1,775	$1,966	$1,966
Working capital (deficit)	1,502	(96)	(2,539)	(218)	(261)	153	(67)	(67)
Total assets	4,936	4,885	6,816	12,697	22,413	11,749	20,646	20,646
Long-term notes payable, including current maturities	1,274	819	2,372	2,652	6,236	1,377	6,663	3,972
Total stockholders’ equity	2,802	2,226	686	5,425	6,131	5,838	6,024	8,715

(1)	The pro forma balance sheet data as of March 31, 2005 assumes (a) the issuance of 2,500,000 shares of Series B convertible preferred stock upon conversion of all principal amounts outstanding under our convertible subordinated promissory note; and (b) the issuance of 6,666,666 shares of common stock upon conversion of our Series A and Series B preferred stock upon the closing of this offering.

				Three Months Ended
	Year Ended December 31,			March 31,

	2002	2003	2004	2004	2005

Other Data (unaudited):
Restaurants open at end of period	3	4	7	4	7
Average restaurant sales (in thousands)(1)	$4,398	$4,966	$5,479	$1,278	$1,358
Sales per square foot(1)	$659	$716	$777	$184	$193
Same store sales growth(2)	(0.3)%	7.1%	7.3%	10.5%	6.9%

(1)	Includes only those restaurants open for at least 12 months.

(2)	Same store sales growth reflects the periodic change in restaurant sales for the comparable restaurant base. In calculating same store sales growth, we include a restaurant in the comparable restaurant base after it has been in operation for more than 18 months.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
      You should read the following discussion and analysis in conjunction with our consolidated financial statements and related notes contained elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks, uncertainties, and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.
Overview
      We currently own and operate seven restaurants located in six states. We offer innovative food, personalized service, and a contemporary ambiance that create a satisfying yet affordable dining experience that we believe is superior to traditional casual dining restaurants with whom we compete. Our high-volume upscale casual restaurants feature a diverse selection of mainstream American dishes with a flavorful twist as well as a variety of distinctive appetizers and entrees with an international influence, including an extensive selection of sushi items. Our menu items are freshly prepared and incorporate over 40 unique signature sauces and dressings that we make from scratch, creating broad-based appeal for the lifestyle and taste trends of a diverse group of guests. Our menu is standardized for all of our restaurants allowing us to deliver consistent high-quality meals. We believe that our offerings and generous portions, combined with an average check during April 2005 of approximately $14.35 per guest, excluding alcoholic beverages, offer an exceptional value.
      We continue to follow a disciplined growth plan focused largely on expanding our presence in new markets. To date, we have funded our restaurant development, working capital, and general corporate needs with cash flows from operations, loans from affiliates, the sale of common and preferred stock, receipt of landlord tenant improvement allowances, and borrowings under equipment term loans. We opened three of our seven restaurants during the second half of 2004 and expect to open two restaurants during the second half of 2005 in Sugarland (Houston), Texas and San Antonio, Texas. We plan to open four or five restaurants during 2006, which will significantly expand our presence in new markets. Our goal is for our new restaurants to generate average annual unit volumes of $4.5 million within 12 to 18 months of opening. We believe our typical new restaurants experience gradually increasing unit volumes as guests begin to discover our concept and we begin to generate market awareness. Our restaurants are also subject to seasonal fluctuations. Despite our limited operating history, we have identified that sales in most of our restaurants typically are higher during the spring and summer months and winter holiday season.
      We experience various trends in our operating cost structure. Cost of sales, labor, occupancy, and other operating expenses for our restaurants open at least 12 months generally trend consistent with restaurant sales, and we analyze those costs as a percentage of restaurant sales. We anticipate that our new restaurants will generally take several months to achieve operating efficiencies and planned sales levels due to challenges typically associated with new restaurants, including lack of market recognition and the need to hire and sufficiently train employees, as well as other factors. We expect cost of sales and labor expenses as a percentage of restaurant sales to be higher when we open a new restaurant, but decrease as a percentage of restaurant sales as the restaurant matures and as the restaurant management and employees become more efficient operating that unit. The majority of our general and administrative costs are fixed costs. Following this offering, however, we expect our general and administrative spending to increase as a percentage of sales as we add executive management, corporate personnel, and infrastructure to support our growth and the requirements associated with being a public company, including compliance with the Sarbanes-Oxley Act. Thereafter, we expect our general and administrative costs to decrease as a percentage of restaurant sales as we begin to realize economies of scale.

Key Measures We Use to Evaluate Our Company
      Key measures we use to evaluate and assess our business include the following:
      Number of Restaurant Openings. Number of restaurant openings reflects the number of restaurants opened during a particular reporting period.
      Same Store Sales Growth. Same store sales growth reflects the periodic change in restaurant sales for the comparable restaurant base. In calculating same store sales growth, we include a restaurant in the comparable restaurant base after it has been in operation for more than 18 months. Same store sales growth can be generated by an increase in guest traffic counts or by increases in the per person average check amount. Menu price changes and the mix of menu items sold can affect the per person average check amount.
      Average Unit Volume. Average unit volume represents the average annual restaurant sales for all of our restaurants open for at least 12 months before the beginning of the period measured.
Key Financial Definitions
      Restaurant Sales. Restaurant sales includes gross food and beverage sales, net of promotions and discounts.
      Restaurant Cost of Sales. Restaurant cost of sales consists of food and beverage costs.
      Restaurant Labor. Restaurant labor includes all direct and indirect labor costs incurred in operations.
      Restaurant Occupancy. Restaurant occupancy includes all rent payments associated with the leasing of real estate, including base, percentage and straight-line rent, property taxes, and common area maintenance expense. We record tenant improvement allowances as a reduction of occupancy expense over the initial term of the lease.
      Restaurant Operating Expenses. Restaurant operating expenses consist of all other restaurant-level operating costs, the major components of which are utilities, credit card fees, supplies, marketing, repair and maintenance, and other expenses. Other operating expenses contain both variable and fixed components.
      General and Administrative. General and administrative includes all corporate and administrative functions that support operations and provide infrastructure to facilitate our future growth. Components of this category include management and staff salaries, bonuses and related employee benefits, travel, information systems, human resources, training, corporate rent, professional and consulting fees, and corporate insurance costs.
      Preopening Expense. Preopening expense consists of costs incurred prior to opening a new restaurant and is comprised principally of manager salaries and relocation, payroll and related training costs for new employees, including practice and rehearsal of service activities. We expense restaurant preopening expenses as incurred, and we expect preopening expenses to be similar for each new restaurant opening, which typically commences 90 days prior to a restaurant opening.
      Depreciation and Amortization. Depreciation and amortization expense consists of the depreciation of property and equipment. We currently have no intangible assets or goodwill recorded on our consolidated balance sheet.
      Interest Expense, Net. Interest expense, net includes the cost of our debt obligations and notes payable, including the amortization of debt discounts, net of interest income.
      Sales Per Square Foot. Sales per square foot represents the restaurant sales for our restaurants open for at least 12 months, divided by the total square feet for such restaurants.

Financial Performance Overview
      The following table sets forth certain information regarding our financial performance for 2002, 2003, 2004, and the three months ended March 31, 2004 and 2005 (unaudited).

				Three Months
	Year Ended December 31,			Ended March 31,

	2002	2003	2004	2004	2005

Restaurant sales growth	60.5%	75.7%	50.8%	46.4%	52.0%
Same store sales growth(1)	(0.3)%	7.1%	7.3%	10.5%	6.9%
Average restaurant sales (in thousands)(2)	$4,398	$4,966	$5,479	$1,278	$1,358

(1)	Same store sales growth reflects the periodic change in restaurant sales for the comparable restaurant base. In calculating same store sales growth, we include a restaurant in the comparable restaurant base after it has been in operation for more than 18 months.

(2)	Includes only those restaurants open for at least 12 months.

	Year Ended December 31,

	2002	2003	2004	2005		2006(1)
Store Growth Activity
Beginning Restaurants	2	3	4	7		9
Openings	1	1	3	2	(2)	4
Closings	—	—	—	—		—

Total	3	4	7	9		13

(1)	Amounts represent estimates. We plan to open four or five restaurants during 2006.

(2)	Represents sites currently under construction.
Critical Accounting Policies and Estimates
      The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles requires us to make a number of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Such estimates and assumptions affect the reported amounts of sales and expenses during the reporting period. On an ongoing basis, we evaluate estimates and assumptions based upon historical experience and various other factors and circumstances. We believe our estimates and assumptions are reasonable in the circumstances; however, actual results may differ from these estimates under different future conditions.
      We believe that the estimates and assumptions discussed below are most important to the portrayal of our financial condition and results of operations, in that they require our most difficult, subjective, or complex judgments, and form the basis for the accounting policies deemed to be most critical to our operations.

Property and Equipment
      We record all property and equipment at cost less accumulated depreciation and we select useful lives that reflect the actual economic lives of the underlying assets. We calculate depreciation using the straight-line method for financial statement purposes. We capitalize improvements and expense repairs and maintenance costs as incurred. We are often required to exercise judgment in our decision whether to capitalize an asset or expense an expenditure that is for maintenance and repairs. Our judgments may produce materially different amounts of repair and maintenance or depreciation expense if different assumptions were used.
      We periodically perform asset impairment analysis of property and equipment related to our restaurant locations. Although we have not made subjective or complex judgments with respect to these analyses to date, we expect that the operation of a multi-unit restaurant company will involve such determinations as we grow. Accordingly, we expect to perform these tests when we experience a “triggering” event, such as a major change in a location’s operating environment, or other event that might impact our ability to recover our asset investment. Also, we have a policy of reviewing the financial operations of our restaurant locations on at least a quarterly basis. Locations that do not meet expectations will be identified and monitored closely throughout the year. Primarily in the fourth quarter, we review actual results and analyze budgets for the ensuing year. If we deem that a location’s results will continue to be below expectations, we will analyze alternatives for its continued operation. At that time, we will perform an asset impairment test. If we determine that the asset’s carrying value exceeds the future undiscounted cash flows, we will record an impairment charge to reduce the asset to its fair value. Calculation of fair value requires significant estimates and judgements which could vary significantly based on our assumptions. Upon an event such as a formal decision for abandonment (restaurant closure), we may record additional impairment of assets. Any carryover basis of assets will be depreciated over the respective remaining useful lives.

Leasing Activities
      We lease all of our restaurant properties. At the inception of the lease, we evaluate each property and classify the lease as an operating or capital lease. We exercise significant judgment in determining the estimated fair value of the restaurant as well as the discount rate used to discount the minimum future lease payments. The term used for this evaluation includes renewal option periods only in instances in which the exercise of the renewal option can reasonably be assured and failure to exercise such option would result in an economic penalty. All of our restaurant leases are classified as operating leases.
      Our lease term used for straight-line rent expense is calculated from the date we take possession of the leased premises through the lease termination date. There is potential for variability in our “rent holiday” period which begins on the possession date and ends on the store open date. Factors that may affect the length of the rent holiday period generally include construction related delays. Extension of the rent holiday period due to delays in restaurant opening will result in greater rent capitalized during the rent holiday period.
      We record contingent rent expense based on a percentage of restaurant sales, which exceeds minimum base rent, over the periods the liability is incurred. The contingent rent expense is recorded prior to achievement of specified sales levels if achievement of such amounts is considered probable and estimable.

Income Taxes
      We provide for income taxes based on our estimate of federal and state tax liabilities. These estimates include, among other items, effective rates for state and local income taxes, allowable tax credits for items such as taxes paid on reported tip income, estimates related to depreciation and amortization expense allowable for tax purposes, and the tax deductibility of certain other items. Our estimates are based on the information available to us at the time we prepare the income tax provision. We generally file our annual income tax returns several months after our fiscal year end. Income tax returns are subject to audit by federal, state, and local governments, generally years after the returns are filed. These returns could be subject to material adjustments or differing interpretations of the tax laws.
      Deferred income tax assets and liabilities are recognized for the expected future income tax consequences of carryforwards and temporary differences between the book and tax basis of assets and liabilities. Valuation allowances are established for deferred tax assets that are deemed more likely than not to be realized in the near term. We must assess the likelihood that we will be able to recover our deferred tax assets. If recovery is not likely, we establish valuation allowances to offset any deferred tax asset recorded. The valuation allowance is based on our estimates of future taxable income by each jurisdiction in which we operate, tax planning strategies, and the period over which our deferred tax assets will be recoverable. In the event that actual results differ from these estimates, we may be unable to implement certain tax planning strategies or adjust these estimates in future periods. As we update our estimates, we may need to establish an additional valuation allowance which could have a material negative impact on our results of operations or financial position.

Accounting for Stock Options
      We use the method of accounting for employee stock options allowed under Accounting Principles Board (“APB”) Opinion 25 and have adopted the disclosure provisions of SFAS 123, which require pro forma disclosure of the impact of using the fair value at date of grant method of recording stock-based employee compensation. During December 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards 123-revised 2004 (“SFAS 123R”), “Share-Based Payment,” which replaces Statement of Financial Accounting Standards No. 123 (“SFAS 123”), “Accounting for Stock-Based Compensation,” and supersedes APB Opinion No. 25 (“APB 25”), “Accounting for Stock Issued to Employees.” SFAS 123R requires the measurement of all share-based payments to employees, including grants of employee stock options, using a fair-value-based method and the recording of such expense in our consolidated statements of operations. The accounting provisions of SFAS 123R are effective for reporting periods beginning after December 15, 2005. The pro forma disclosures previously permitted under SFAS No. 123 no longer will be an alternative to financial statement recognition. We are evaluating the requirements under SFAS 123R and expect the adoption will have an impact on our consolidated results of operations and net income (loss) per share; however, it will not have an effect on our overall cash flow.
      We believe estimates and assumptions related to these critical accounting policies are appropriate under the circumstances; however, should future events or occurrences result in unanticipated consequences, there could be a material impact on our future financial condition or results of operations.
Results of Operations
      The following table sets forth, for the periods indicated, the percentage of restaurant sales of certain items in our financial statements.

				Three Months
	Year Ended December 31,			Ended March 31,

	2002	2003	2004	2004	2005

				(Unaudited)
Restaurant sales	100.0%	100.0%	100.0%	100.0%	100.0%
Costs and expenses:
Cost of sales	30.2	29.8	29.4	29.2	29.1
Labor	32.8	30.7	29.9	29.4	31.3
Occupancy	7.3	7.3	7.0	7.2	7.3
Restaurant operating expenses	14.6	13.9	13.5	13.4	12.2
General and administrative	17.4	12.4	8.8	7.0	13.2
Preopening expense	4.6	1.4	3.5	—	0.1
Depreciation and amortization	5.3	5.0	5.1	5.1	6.4

Total costs and expenses	112.2	100.5	97.2	91.3	99.6

Income (loss) from operations	(12.2)	(0.5)	2.8	8.7	0.4
Nonoperating expenses:
Interest expense, net	1.1	1.6	1.5	0.8	2.3

Income (loss) from continuing operations before provision for income taxes	(13.3)	(2.1)	1.3	7.9	(1.9)
Provision for income taxes	—	—	0.2	—	—

Income (loss) from continuing operations	(13.3)	(2.1)	1.1	7.9	(1.9)
Income (loss) from discontinued operations	4.2	(1.9)	—	—	—

Net income (loss)	(9.1)%	(4.0)%	1.1%	7.9%	(1.9)%

Quarter Ended March 31, 2005 Compared with Quarter Ended March 31, 2004
      Restaurant Sales. Restaurant sales increased by $2.7 million, or 52.0%, to $8.0 million during the first quarter of 2005 from $5.3 million during the first quarter of 2004 primarily as a result of a $2.5 million increase associated with the opening of three new restaurants during the second half of 2004, a $0.1 million decrease associated with one restaurant that was not included in the same store sales base, and a $0.3 million related to a 6.9% increase in same store sales. The decline in same store sales growth during the first quarter of 2005 was primarily attributable to the addition to the same store sales base of one restaurant that experienced high unit volume upon opening, and then experienced competitive pressure in its market during the first quarter of 2005.
      Cost of Sales. Cost of sales as a percentage of restaurant sales remained relatively consistent, at 29.1% during the first quarter of 2005 and 29.2% during the first quarter of 2004.
      Labor. Labor expenses as a percentage of restaurant sales increased to 31.3% during the first quarter of 2005 from 29.4% during the first quarter of 2004. This increase was primarily due to lower initial sales and high labor costs associated with recently opened restaurants.
      Occupancy. Occupancy expenses as a percentage of restaurant sales increased 0.1% to 7.3% during the first quarter of 2005 from 7.2% during the first quarter of 2004.
      Restaurant Operating Expenses. Restaurant operating expenses as a percentage of restaurant sales decreased 1.2% to 12.2% during the first quarter of 2005 from 13.4% during the first quarter of 2004, primarily as a result of lower expenses associated with the timing of our advertising and marketing initiatives.
      General and Administrative. General and administrative expenses increased by $0.7 million to $1.1 million during the first quarter of 2005 from $0.4 million during the first quarter of 2004. General and administrative expenses as a percentage of restaurant sales increased from 7.0% of sales during the first quarter of 2004 to 13.2% of sales during the first quarter of 2005. This $0.7 million increase was primarily attributable to approximately $0.4 million as a result of the addition of executive management and corporate personnel and director compensation, and approximately $0.3 million as a result of the addition of infrastructure to support our growth strategy and preparation to meet the reporting and compliance requirements of a public company.
      Preopening Expense. As a result of no new restaurant openings during the first quarter of 2004 or 2005, preopening expense was immaterial.
      Depreciation and Amortization. Depreciation and amortization increased $0.2 million to $0.5 million during the first quarter of 2005 from $0.3 million during the first quarter of 2004. The increase was primarily the result of the additional depreciation on three restaurants opened during the second half of 2004. Depreciation and amortization expenses as a percentage of restaurant sales increased 1.3% to 6.4% during the first quarter of 2005 from 5.1% during the first quarter of 2004. The change was primarily the result of higher average capital expenditures and lower restaurant sales in our recently opened restaurants.
      Interest Expense, Net. Interest expense, net of interest income, increased to $0.2 million during the first quarter of 2005 from $47,000 during the first quarter of 2004. The increase was primarily the result of the issuance of our convertible subordinated promissory note during July 2004 and three new equipment loans. Concurrent with the completion of this offering, we will record a one-time, non-cash charge to interest expense of $0.3 million upon conversion of our convertible subordinated promissory note.
      Provision for Income Taxes. During the first quarter of 2004, we utilized net operating loss carryforwards available to offset our income tax obligation. During the first quarter of 2005, we did not incur a federal income tax liability.

Year Ended December 31, 2004 Compared with Year Ended December 31, 2003
      Restaurant Sales. Restaurant sales increased by $8.5 million, or 50.8%, to $25.1 million during 2004 from $16.6 million during 2003 primarily as a result of a $3.1 million increase associated with the opening of three new restaurants during the second half of 2004, a $4.3 million increase associated with one restaurant opened during 2003 that was not included in our same store sales base, as well as $1.1 million related to a 7.3% increase in same store sales.
      Cost of Sales. Cost of sales as a percentage of restaurant sales decreased slightly to 29.4% during 2004 from 29.8% during 2003. This reduction in cost of sales as a percentage of restaurant sales was primarily the result of realization of economies of scale in the purchasing of food and beverage products.
      Labor. Labor expenses as a percentage of restaurant sales decreased to 29.9% during 2004 from 30.7% during 2003. This decrease was primarily the result of increased labor efficiencies driven by more experienced and well-trained restaurant personnel in our existing units, partially offset by increased labor costs at our recently opened restaurants.
      Occupancy. Occupancy expenses as a percentage of restaurant sales decreased 0.3% to 7.0% during 2004 from 7.3% during 2003, primarily as a result of more favorable lease terms for new restaurants and increased sales in existing restaurants in 2004 that leveraged the fixed portion of occupancy expenses.
      Restaurant Operating Expenses. Restaurant operating expenses as a percentage of restaurant sales decreased 0.4% to 13.5% during 2004 from 13.9% during 2003, primarily as a result of increased sales, which leveraged the fixed portion of restaurant operating expenses in existing restaurants in 2004.
      General and Administrative. General and administrative expenses increased by $0.1 million to $2.2 million during 2004 from $2.1 million during 2003. General and administrative expenses as a percentage of restaurant sales decreased to 8.8% during 2004 from 12.4% during 2003. This decrease was primarily the result of a one-time compensation charge recorded in 2003 related to a former senior officer. During 2005, however, we expect our general and administrative spending to increase as a percentage of sales as we add executive management, corporate personnel, and infrastructure to support our growth strategy and the reporting requirements of a public company.
      Preopening Expense. Preopening expense increased by $0.7 million to $0.9 million during 2004 from $0.2 million during 2003. The increase was as a result of opening three new restaurants for $0.8 million and a one-time settlement of trademark infringement claim of $0.1 million during 2004 compared with opening one restaurant during 2003.
      Depreciation and Amortization. Depreciation and amortization increased $0.5 million to $1.3 million during 2004 from $0.8 million during 2003. The increase was primarily the result of the additional depreciation on more restaurants in operation during 2004. Depreciation and amortization expenses as a percentage of restaurant sales increased to 5.1% during 2004 from 5.0% during 2003.
      Interest Expense, Net. Interest expense, net of interest income, increased by $0.1 million to $0.4 million during 2004 from $0.3 million during 2003. The increase was primarily the result of the issuance of equipment financing and a convertible subordinated promissory note associated with the three new restaurants opened during the second half of 2004.
      Provision for Income Taxes. Our effective income tax rate for 2004 was 16.6% related to state income taxes payable. During 2003, we incurred a pre-tax loss. We had no effective tax rate because we did not generate net income, and did not recognize an income tax benefit, as a valuation allowance was recorded to offset the full benefit. During 2004, our net operating loss carryforwards offset our income for federal income tax purposes. As of December 31, 2004, we had federal net operating loss carryforwards of $1.8 million available to offset future taxable income, subject to certain limitations.
      Income (Loss) From Discontinued Operations. During 2004, we did not record income (loss) from discontinued operations. During 2003, we recorded a loss from discontinued operations of $0.3 million primarily associated with a loss on sale of a restaurant concept that was not related to Kona Grill.

Year Ended December 31, 2003 Compared with Year Ended December 31, 2002
      Restaurant Sales. Restaurant sales increased by $7.1 million, or 75.7%, to $16.6 million during 2003 from $9.5 million during 2002 as a result of a $1.7 million increase associated with the opening of one new restaurant during the second half of 2003, a $4.8 million increase associated with one restaurant opened during 2002 that was not included in our same store sales base, as well as $0.6 million related to a 7.1% increase in same store sales.
      Cost of Sales. Cost of sales as a percentage of restaurant sales decreased to 29.8% during 2003 from 30.2% during 2002. This reduction in cost of sales was primarily a function of a slight shift in the food and alcohol mix and more efficient purchasing of food and beverages.
      Labor. Labor expenses as a percentage of restaurant sales decreased to 30.7% during 2003 from 32.8% during 2002. This decrease was the result of increased labor efficiencies driven by more experienced and well-trained restaurant personnel in our existing units as well as same store sales growth of 7.1%.
      Occupancy. Occupancy expenses as a percentage of restaurant sales remained consistent at 7.3% in 2003 and 2002.
      Restaurant Operating Expenses. Restaurant operating expenses as a percentage of restaurant sales decreased 0.7% to 13.9% during 2003 from 14.6% during 2002, primarily as a result of increased sales in existing restaurants in 2003 as well as high volume in our restaurant opened during 2003 and due to decreased expenditures for advertising and marketing.
      General and Administrative. General and administrative expenses increased by $0.5 million, or 25.6%, to $2.1 million during 2003 from $1.6 million during 2002. The increase was primarily the result of a $0.4 million one-time compensation charge recorded during 2003 relating to a former senior officer. General and administrative expenses as a percentage of restaurant sales decreased to 12.4% during 2003 from 17.4% during 2002. This decrease as a percentage of sales was primarily the result of increasing the number of our restaurants without proportionately increasing general and administrative costs or administrative personnel.
      Preopening Expense. Preopening expense decreased by $0.2 million to $0.2 million during 2003 from $0.4 million during 2002. The decrease was a result of a more cost effective preopening process associated with the restaurant opened during 2003 compared with the restaurant opened during 2002.
      Depreciation and Amortization. Depreciation and amortization increased $0.3 million to $0.8 million during 2003 from $0.5 million during 2002. The increase was primarily the result of the additional depreciation on more restaurants in operation during 2003. Depreciation and amortization expenses as a percentage of restaurant sales decreased to 5.0% during 2003 from 5.3% during 2002.
      Interest Expense, Net. Interest expense, net of interest income, increased by $0.2 million to $0.3 million during 2003 from $0.1 million during 2002. The increase was primarily a result of interest associated with our January 2003 bridge loan that was outstanding for the full year of 2003 compared with approximately seven months during 2002, as well as an increase in our average outstanding debt from equipment financing to $1.3 million during 2003 compared with $0.7 million during 2002.
      Provision for Income Taxes. During 2002, we incurred a pre-tax loss. We did not recognize an income tax benefit, as a valuation allowance was recorded to offset the full benefit.
      Income (Loss) From Discontinued Operations. During 2003, we recorded a loss from discontinued operations of $0.3 million primarily associated with a loss on sale of a restaurant that was not related to Kona Grill. During 2002, we recorded income from discontinued operations of $0.4 million, primarily related to a gain on the sale of a restaurant that was not related to Kona Grill.

Potential Fluctuations in Quarterly Results and Seasonality
      Our quarterly operating results may fluctuate significantly as a result of a variety of factors, including the following:

•	timing of new restaurant openings and related expenses;

•	restaurant operating costs and preopening costs for our newly-opened restaurants, which are often materially greater during the first several months of operation than thereafter;

•	labor availability and costs for hourly and management personnel;

•	profitability of our restaurants, especially in new markets;

•	increases and decreases in comparable restaurant sales;

•	impairment of long-lived assets and any loss on restaurant closures;

•	changes in borrowings and interest rates;

•	general economic conditions;

•	weather conditions or natural disasters;

•	timing of certain holidays;

•	new or revised regulatory requirements and accounting pronouncements;

•	changes in consumer preferences and competitive conditions; and

•	fluctuations in commodity prices.
Our business is also subject to seasonal fluctuations. Historically, sales in most of our restaurants have been higher during the spring and summer months and winter holiday season. Consequently, our quarterly and annual operating results and comparable restaurant sales may fluctuate significantly as a result of seasonality and the factors discussed above. Accordingly, results for any one quarter are not necessarily indicative of results to be expected for any other quarter or for any year and comparable restaurant sales for any particular future period may decrease. In the future, operating results may fall below the expectations of our investors. In that event, the price of our common stock would likely decrease.

Quarterly Results of Operations
      The following table presents unaudited consolidated statements of operations data for each of the nine quarters in the period ended March 31, 2005. We believe that all necessary adjustments have been included to present fairly the quarterly information when read in conjunction with our annual financial statements and related notes. The operating results for any quarter are not necessarily indicative of the results for any subsequent quarter.

	Quarter Ended

	2003				2004				2005

	March 31	June 30	Sept. 30	Dec. 31	March 31	June 30	Sept. 30	Dec. 31	March 31

Consolidated Statement of Operations Data (in thousands, except per share data):
Restaurant sales	$3,601	$3,747	$3,949	$5,311	$5,272	$5,590	$6,566	$7,622	$8,011
Costs and expenses:
Cost of sales	1,096	1,109	1,176	1,571	1,541	1,646	1,949	2,235	2,335
Labor	1,117	1,115	1,226	1,647	1,549	1,636	2,009	2,308	2,509
Occupancy	259	277	300	376	381	393	464	510	582
Restaurant operating expenses	492	518	521	773	706	704	873	1,089	975
General and administrative	475	442	351	790	366	384	530	937	1,063
Preopening expense	—	11	230	—	—	127	79	674	7
Depreciation and amortization	180	180	198	265	268	268	332	401	511

Total costs and expenses	3,619	3,652	4,002	5,422	4,811	5,158	6,236	8,154	7,982

Income (loss) from operations	(18)	95	(53)	(111)	461	432	330	(532)	29
Nonoperating expenses:
Interest expense, net	56	64	70	70	47	47	119	147	182
Income (loss) from continuing operations before provision for income taxes	(74)	31	(123)	(181)	414	385	211	(679)	(153)
Provision for income taxes	—	—	—	—	—	20	20	15	—

Income (loss) from continuing operations	(74)	31	(123)	(181)	414	365	191	(694)	(153)
Income (loss) from discontinued operations	—	—	(331)	12	—	—	—	—	—

Net income (loss)	$(74)	$31	$(454)	$(169)	$414	$365	$191	$(694)	$(153)

Net income (loss) per share — Basic:
Continuing operations	$(0.01)	$0.00	$(0.02)	$(0.02)	$0.06	$0.05	$0.03	$(0.10)	$(0.02)

Discontinued operations	—	—	(0.04)	0.00	—	—	—	—	—
Net income (loss)	$(0.01)	$0.00	$(0.06)	$(0.02)	$0.06	$0.05	$0.03	$(0.10)	$(0.02)

Net income (loss) per share — Diluted:
Continuing operations	$(0.01)	$0.00	$(0.02)	$(0.02)	$0.04	$0.03	$0.02	$(0.10)	$(0.02)
Discontinued operations	—	—	(0.04)	0.00	—	—	—	—	—

Net income (loss)	$(0.01)	$0.00	$(0.06)	$(0.02)	$0.04	$0.03	$0.02	$(0.10)	$(0.02)

Weighted average shares used in computation:
Basic	6,911	7,261	7,261	7,301	7,301	7,301	7,301	7,301	7,316

Diluted	6,911	7,261	7,261	7,301	11,473	11,468	13,968	7,301	7,316

Liquidity and Capital Resources
      Our primary liquidity and capital requirements have been for new restaurant development, working capital, and general corporate needs. Prior to this offering, our main sources of liquidity and capital were cash flows from operations, loans from affiliates, the sale of common and preferred stock, receipt of landlord tenant improvement allowances, and borrowings under six separate equipment term loans.

Equipment Loans and Subordinated Notes
      As of March 31, 2005, we had six equipment term loans with lenders, each collateralized by restaurant equipment. The outstanding principal balance under these loans aggregated $4.0 million. The loans bear interest at rates ranging from 7.0% to 8.4% and require monthly principal and interest payments aggregating $86,000. The loans mature between October 2006 and June 2012. Five of the loans are guaranteed by our parent company and contain prepayment penalties as set forth in each agreement. Two of the loans are guaranteed by our Chairman, and one of the loans is guaranteed by a former director and officer of our company. The loans also require us to maintain certain financial covenants calculated at the end of each calendar year, and we were in compliance with all such financial covenants as of March 31, 2005.
      During July 2004, we issued a $3.0 million subordinated promissory note convertible into shares of our Series B preferred stock. The note is held by an entity controlled by Messrs. Jundt and Hauser, directors of our company. The principal balance of the note bears interest at an annual rate of 10.0%, payable monthly. The note is subordinate in right of liens and payment in full of up to $16.0 million of our senior indebtedness, which includes principal and accrued interest payable to banks, insurance companies, or other secured lenders. Upon 60 days’ prior written notice to the noteholder, we may prepay, without penalty, in whole or in part the principal and accrued interest payable under the note, at which time the noteholder will have the right to convert the note as described below. The noteholder also has the right to convert the note at any time prior to payment. The noteholder has agreed to convert the principal amounts outstanding under the convertible subordinated promissory note into shares of Series B preferred stock and then immediately convert those shares into our shares of common stock immediately prior to the closing of this offering. Upon such conversion, we will record a charge to interest expense of $0.3 million.

Cash Flows
      The following table summarizes our primary sources of cash during the periods presented (in thousands).

				Three Months Ended
	Year Ended December 31,			March 31,

	2002	2003	2004	2004	2005

Net cash provided by (used in):
Operating activities	$982	$545	$5,288	$1,114	$(101)
Investing activities	(2,919)	(2,832)	(9,254)	(1,172)	(1,424)
Financing activities	1,553	5,216	3,957	(1,274)	393

Net increase (decrease) in cash and cash equivalents	$(384)	$2,929	$(9)	$(1,332)	$(1,132)

      Our operations have not required significant working capital and, like many restaurant companies, we have been able to operate with negative working capital. Restaurant sales are primarily for cash or by credit card, and restaurant operations do not require significant inventories or receivables. In addition, we receive trade credit for the purchase of food, beverage, and supplies, thereby reducing the need for incremental working capital to support growth.
      Operating Activities. During the first quarter of 2005, net cash used for operating activities was $0.1 million primarily consisting of the loss from continuing operations, decrease in accounts payable and accrued expenses partially offset by receivable collections and depreciation and amortization. During the first quarter of 2004, net cash provided by operating activities was $1.1 million consisting primarily of income from operations, depreciation and amortization, and collections of tenant improvement allowances. Net cash provided by operating activities in 2004 was $5.3 million consisting primarily of income from continuing operations, depreciation and amortization, increase in accounts payable and accrued expenses, and collections of $2.1 million tenant improvement allowances from the three restaurants opened during 2004, partially offset by increases in inventories. Net cash provided by operating activities during 2003 was

$0.5 million consisting primarily of our loss from continuing operations, offset by depreciation and amortization, and increase in accrued expenses, partially offset by decreases in accounts payable. Net cash provided by operating activities during 2002 was $1.0 million consisting primarily of depreciation and amortization, increase in accounts payable and accrued expenses, and collection of tenant improvement allowances, partially offset by cash used to fund our loss from operations.
      Investing activities. Net cash used for investing activities was $1.4 million and $1.2 million for the first quarter of 2005 and 2004, respectively. Investing activities for both periods were primarily related to funding construction in progress, purchase of property and equipment, and reductions of accounts payable, all related to new restaurant openings. Net cash used for investing activities was $9.3 million, $2.8 million, and $2.9 million during 2004, 2003, and 2002, respectively. Investing activities during all three periods consisted primarily of purchases of property and equipment related to new restaurant openings, partially offset by increases in accounts payable related to such purchases. During 2004 and 2003, net cash used for investing activities also includes expenditures to acquire liquor licenses. The expenditure during 2003 was offset by proceeds from the sale of a discontinued restaurant concept. We opened one new restaurant during 2002 and 2003 and opened three new restaurants during 2004.
      Financing Activities. Net cash provided by financing activities was $0.4 million during the first quarter of 2005 as a result of proceeds from equipment loans less related principal payments. Net cash used for financing activities was $1.3 million during the first quarter of 2004 primarily as a result of payment of a promissory note payable. Net cash provided by financing activities was $4.0 million during 2004, $5.2 million during 2003, and $1.6 million during 2002. Net financing activities during 2004 consisted primarily of the issuance of our convertible subordinated promissory note and proceeds from equipment loans, offset by payment of a promissory note and principal payments on equipment loans. Net financing activities during 2003 resulted from the sale of $4.0 million of our Series A preferred stock and new borrowings from equipment loans, offset by payments of promissory notes and principal payments on equipment loans. Net financing activities during 2002 resulted from the issuance of promissory notes.
      We believe that the net proceeds of this offering, together with anticipated cash flows from operations and expected landlord tenant improvement allowances, will be sufficient to satisfy our working capital and capital expenditure requirements, including restaurant development, preopening expenses, and potential initial operating losses related to new restaurant openings, for at least the next 12 months. Beyond the next 12 months, additional financing may be needed to fund working capital and restaurant development. Changes in our operating plans, acceleration of our expansion plans, lower than anticipated sales, increased expenses, or other events, including those described in “Risk Factors,” may require us to seek additional debt or equity financing on an accelerated basis. Financing may not be available on acceptable terms, or at all, and our failure to raise capital when needed could impact negatively our growth plans, financial condition, and results of operations. Additional equity financing may be dilutive to the holders of our common stock and debt financing, if available, may involve significant cash payment obligations or financial covenants and ratios that restrict our ability to operate our business.
Aggregate Contractual Obligations
      The following table sets forth our contractual commitments as of December 31, 2004.

	Payments Due by Year

Contractual Obligations	2005	2006	2007		2008	2009	Thereafter	Total

	(In thousands)
Long-term notes payable, including current portion	$595	$605	$3,137	(1)	$517	$557	$825	$6,236
Operating leases	1,954	2,005	2,011		2,072	2,142	13,316	23,500

Total	$2,549	$2,610	$5,148	(1)	$2,589	$2,699	$14,141	$29,736

(1)	Includes $3.0 million payable upon maturity of the convertible subordinated promissory note that will not be paid in the event the holder converts the note into shares of our Series B preferred stock and then immediately converts these shares into shares of our common stock immediately prior to the closing of this offering.

Off-Balance Sheet Arrangements
      We do not have any off-balance sheet arrangements.
Impact of Inflation
      We believe that our results of operations are not materially impacted by moderate changes in the inflation rate. Inflation and changing prices did not have a material impact on our operations during 2002, 2003, or 2004. Severe increases in inflation, however, could affect the global and U.S. economies and could have an adverse impact on our business, financial condition, and results of operations.
Impact of Recently Issued Standards
      During December 2004, the Financial Accounting Standards Board (“FASB”) enacted Statement of Financial Accounting Standards 123-revised 2004 (“SFAS 123R”), “Share-Based Payment,” which replaces Statement of Financial Accounting Standards (“SFAS”) No. 123 (“SFAS 123”), “Accounting for Stock-Based Compensation,” and supersedes APB Opinion No. 25 (“APB 25”), “Accounting for Stock Issued to Employees.” SFAS 123R requires the measurement of all share-based payments to employees and directors, including grants of employee stock options, using a fair-value-based method and the recording of such expense in our consolidated statements of operations. The accounting provisions of SFAS 123R are effective for reporting periods beginning after December 15, 2005. We are required to adopt SFAS 123R during the first quarter of fiscal 2006. The pro forma disclosures previously permitted under SFAS 123 no longer will be an alternative to financial statement recognition. See Note 2 in our Notes to Consolidated Financial Statements for the pro forma net income and net income per share amounts, for fiscal 2002 through fiscal 2004 and the three-month periods ended March 31, 2004 and 2005, as if we had used a fair-value-based method similar to the methods required under SFAS 123R to measure compensation expense for employee stock incentive awards. We are evaluating the requirements under SFAS 123R and expect the adoption will have an impact on our consolidated results of operations and net income (loss) per share; however it will not have an effect on our overall cash flow. We have not yet determined the method of adoption or the effect of adopting SFAS 123R, and we have not determined whether the adoption will result in amounts that are similar to the current pro forma disclosures under SFAS 123.
      During November 2004, the Emerging Issues Task Force (“EITF”) issued EITF No. 04-8, “The Effect of Contingently Convertible Instruments on Diluted Earnings Per Share,” which states that contingently convertible instruments are subject to the if-converted method under SFAS No. 128 regardless of the contingent features included in the instrument. EITF No. 04-8 is effective for periods ending after December 15, 2004. The if-converted method was applied to our dilutive earnings per share calculation for the year ended December 31, 2004.
      During November 2004, the FASB issued SFAS No. 151, “Inventory Cost,” an amendment of ARB No. 43, Chapter 4. SFAS No. 151 will be effective for financial statements for fiscal years beginning after June 15, 2005. This Statement amends the guidance in ARB No. 43, Chapter 4, “Inventory Pricing” to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). We do not expect SFAS No. 151 to have a material impact on our consolidated financial statements.
Quantitative and Qualitative Disclosures about Market Risk

Derivative Financial Instruments, Other Financial Instruments, and Derivative Commodity Instruments
      As of March 31, 2005, we did not participate in any derivative financial instruments, or other financial or commodity instruments for which fair value disclosure would be required under SFAS No. 107, “Disclosure About Fair Value of Financial Investments.” We hold no investment securities that would require disclosure of market risk.

Primary Market Risk Exposures
      Our primary market risk exposures are in the areas of commodity costs and construction costs. Many of the food products purchased by us are affected by changes in weather, production, availability, seasonality, and other factors outside our control. In addition, we believe that almost all of our food and supplies are available from several sources, which helps to control food commodity risks. We have exposure to rising construction costs, which may impact our actual cost to develop new restaurants. Although the cost of restaurant construction will not impact significantly the operating results of the restaurant, it would impact the return on investment for such restaurant.
Inflation
      The primary inflationary factors affecting our operations are food, labor, and construction costs. A large number of our restaurant personnel are paid at rates based on the applicable minimum wage, and increases in the minimum wage directly affect our labor costs. Many of our leases require us to pay taxes, maintenance, repairs, insurance, and utilities, all of which are generally subject to inflationary increases. We believe inflation has not had a material impact on our results of operations in recent years.

BUSINESS
Overview
      Kona Grill restaurants offer innovative freshly prepared food, personalized service, and a contemporary ambiance that create a satisfying and affordable dining experience that we believe is superior to many traditional casual dining restaurants with whom we compete. Our high-volume upscale casual restaurants feature a diverse selection of mainstream American dishes with a flavorful twist as well as a variety of distinctive appetizers and entrees with an international influence, including an extensive selection of sushi items. Our menu items also incorporate over 40 unique signature sauces and dressings that we make from scratch, creating broad-based appeal for the lifestyle and taste trends of a diverse group of guests, including everyday diners, couples, larger social groups, families, singles, and empty-nesters as well as special occasion customers. Our menu is standardized for all of our restaurants allowing us to deliver consistent high-quality meals.
      Our restaurants accommodate approximately 275 guests and are comprised of multiple dining areas that incorporate modern design elements to create an upscale ambiance that reinforces our high standards of food and service. Our main dining area, full-service bar, outdoor patio, and sushi bar provide a choice of atmospheres and a variety of environments designed to appeal and encourage repeat visits with regular guests. We locate our restaurants in high-activity areas such as retail centers, shopping malls, lifestyle centers, and entertainment centers that are situated near commercial office space and residential housing to attract guests throughout the day. Our restaurants are designed to satisfy our guests’ dining preferences during lunch, dinner, and non-peak periods such as late afternoon and late night.
      We currently own and operate seven upscale casual dining restaurants located in six states. We opened three restaurants during 2004 and expect to open two restaurants during the second half of 2005 in Sugarland (Houston), Texas and San Antonio, Texas. We plan to open four or five restaurants during 2006, which will significantly expand our presence in new markets.
      We believe that our offerings and generous portions combined with an average check during April 2005 of $14.35 per guest, excluding alcoholic beverages, offers our guests exceptional value. This value proposition, coupled with our flexible daypart model and exceptional service, have created an attractive upscale casual dining experience. Furthermore, our restaurant model provides us with considerable growth opportunities to develop the Kona Grill concept nationwide.
Our History
      McDermott Restaurants, Inc. was incorporated under a prior name by our founder, Michael McDermott, in Arizona during 1996. We opened our first Kona Grill restaurant in Scottsdale, Arizona during 1998. During 2002, McDermott Restaurants, Inc. completed a corporate reorganization involving the formation of a Delaware parent holding company, Kona Grill, Inc. Through the reorganization, McDermott Restaurants, Inc. changed its name to Kona Grill Arizona, Inc. and became a wholly owned subsidiary of Kona Grill, Inc. All of Kona Grill Arizona’s outstanding common stock was converted, on a share-for-share basis, into common stock of Kona Grill, Inc.
Recent Developments
      During the quarter ended March 31, 2005, we generated $8.0 million of sales, an increase of $2.7 million, or 52.0%, from the $5.3 million sales generated during the comparable prior year period. Our same store sales growth was 6.9% during the first quarter of 2005 compared with the first quarter of 2004.
Restaurant Industry Overview
      The National Restaurant Association estimates that the restaurant industry represents approximately 4.0% of the United States’ gross domestic product. The National Restaurant Association forecasts that restaurant industry sales will continue to experience growth, reaching $476 billion in 2005, which would mark the 14th consecutive year of sales growth for the industry and a 4.9% increase over 2004 sales. The National Restaurant Association estimates that sales in the full-service segment of the U.S. restaurant industry grew approximately 5.4% per annum between 2000 and 2004, reaching approximately $158 billion in 2004, and projects that sales at full-service restaurants in the United States will increase approximately 5.0% to approximately $165 billion in 2005.
      Technomic, Inc., a national consulting and research firm, forecasts sales at U.S. full-service restaurants to grow at a compounded annual rate of 5.7% from 2004 through 2008, compared to forecasted compounded annual growth of 4.8% for the total U.S. restaurant industry for the same period. According to Technomic, the varied menu category within the full-service restaurant segment of the U.S. restaurant industry, which we believe Kona Grill participates in, is projected to grow at a 6.0% compounded annual growth rate from 2004 through 2008.
      Within the consumer food industry, studies show that over the past 50 years there has been a steady shift away from the consumption of “food-at-home” towards the purchase of “food-away-from-home.” According to the National Restaurant Association, “food-away-from-home” currently represents 47% of all food purchases made by consumers and is projected to represent approximately 53% by 2010.
      We believe that this growth in purchases of “food-away-from-home” in recent times is attributable to, among other things, demographic, economic, and lifestyle trends, including the following:

•	the rise in the number of women in the workplace;

•	an increase in dual-income families;

•	the aging of the U.S. population; and

•	an increased willingness by consumers to pay for the convenience of meals prepared outside their homes.
Competitive Strengths
      We believe that the key strengths of our business include the following:

•	Innovative Menu Selections with Mainstream Appeal. We offer a freshly prepared menu that combines recognizable American selections with a flavorful twist, a variety of distinctive internationally influenced cuisines, signature seafood dishes, and award-winning sushi to appeal to a wide range of tastes, preferences, and price points. We prepare our dishes from original recipes with generous portions and creative and appealing presentations that adhere to standards that we believe are much closer to fine dining than typical casual dining. Our more than 40 proprietary sauces and dressings further differentiate our menu items and help create an exceptional meal with harmonized flavors and colors while allowing our guests to experience new foods and tastes as well as share their everyday favorite choices with others. With an average check during April 2005 of $14.35 per guest, excluding alcoholic beverages, we believe we provide an exceptional price/value proposition that helps create a lasting relationship between Kona Grill and our guests.

•	Distinctive Upscale Casual Dining Experience. Our upscale casual dining concept captures some of the best elements of fine dining including a variety of exceptional food, impeccable service, and an extensive wine and drink list, and combines them with more casual qualities, like a broad menu with attractive price points and a choice of environments to fit any dining occasion, enabling us to attract a broad guest demographic. Our innovative menu, personalized service, and contemporary restaurant design blend together to create our upscale casual dining experience. We design our restaurants with a unique layout and utilize modern, eye- catching design elements such as our signature 2,000 gallon saltwater aquarium stocked with bright and colorful exotic fish, plants, and coral. Our multiple dining areas provide our guests with a number of distinct dining environments and atmospheres to satisfy a range of occasions or dining preferences. Our open exhibition-style kitchen and sushi bar further emphasize the quality and freshness of our food that are the cornerstones of our unique upscale casual dining concept.

•	Personalized Guest Service. Our commitment to provide prompt, friendly, and efficient service enhances our food, reinforces our upscale ambiance, and helps distinguish us from other traditional casual dining restaurants. We train our service personnel to be cordial, friendly, and knowledgeable about all aspects of the restaurant, especially the menu, which helps us provide personalized guest service that is designed to ensure a pleasurable dining experience and exceed our guests’ expectations. Our kitchen staff completes extensive training to ensure that our dishes are precisely prepared to provide a consistent quality of taste. We believe our focus on high service standards underscores our guest-centric philosophy.

•	Multiple Daypart Model. Our appetizers, pizzas, entrees, and sushi offerings provide a flexible selection of items that can be ordered individually or shared by our guests, allowing them to dine with us during traditional lunch and dinner meal periods as well as in between customary dining periods such as in the late afternoon and late night. The lively ambiance of our patio and bar areas provides an energetic social forum for us to attract a younger professional clientele during these non-peak periods, as well as for all of our guests to enjoy before or after they dine with us. Our sushi bar provides another dining venue for our guests to dine with us while offering them a healthier, more adventuresome dining experience. We believe that our ability to attract and satisfy our guests throughout the day distinguishes us from many other casual dining chains and helps us maximize sales and leverage our fixed operating costs.

•	Attractive Unit Economics. During 2004, the average unit volume of our four restaurants open the entire year was $5.5 million, or $777 per square foot. We believe our high average unit volume helps us attract high-quality employees, leverage our fixed costs, and makes us a desirable tenant for landlords. We expect the average cash investment for our new restaurants to be approximately $2.3 million, net of landlord tenant improvement allowances and excluding preopening expense. Our restaurant cash flow provides us the prospect of strong financial returns on this investment.

•	Strong Management Team with Proven Restaurant Operations Experience. Our senior management team is led by C. Donald Dempsey, our Chief Executive Officer and President, Jason J. Merritt, our Executive Vice President and Chief Operating Officer, and Mark S. Robinow, our Executive Vice President, Chief Financial Officer, and Secretary. Our Chief Executive Officer and Chief Financial Officer were actively involved in the expansion of a number of national and international restaurant concepts, including the development of approximately 400 units for McDonald’s Corporation in Asia, more than 100 units for Caribou Coffee Company, and 40 units for Rainforest Cafe, Inc. Our Chief Operating Officer has been with our company since inception and provides executive management and operational experience from a number of national multi-unit restaurant chains.

Growth Strategy
      We believe that there are significant opportunities to grow our sales, and we believe our concept can support at least 200 restaurants in the United States. The following sets forth the key elements of our growth strategy.

Pursue Disciplined Restaurant Growth
      We adhere to a disciplined site selection process and intend to continue expanding Kona Grill restaurants in both new and existing metropolitan and suburban markets that meet our demographic, real estate, and investment criteria. We plan to open the majority of our new restaurants in new markets to continue to build awareness of our concept and to establish Kona Grill as a national upscale casual brand. During 2004, we opened three new restaurants, all of which were located in new markets. Our expansion plans do not involve any franchised restaurant operations.
      We intend to continue expanding Kona Grill restaurants in both metropolitan and suburban markets and will pursue locations that will enable us to maximize the use of our outdoor patio seating. We maintain a disciplined and controlled site selection process involving our management team. Our site selection criteria for new restaurants includes locating our restaurants near high activity areas such as retail centers, shopping malls, lifestyle centers, and entertainment centers. In addition, we focus on areas that have above-average income populations, have high customer traffic from thriving businesses or retail markets, and are convenient for and appealing to business and leisure travelers.
      Our growth strategy for developing new restaurants also includes expansion into existing markets. Operating multiple restaurants in existing markets enables us to leverage our infrastructure and gain operating efficiencies associated with regional supervision, marketing, purchasing, and hiring. In addition, our ability to hire qualified employees is enhanced in markets where we are well known and we are able to utilize existing associates in new restaurants.
      We plan to open two new restaurant locations during the second half of 2005. Both locations are in Texas; one in Sugarland, a suburb of Houston, and the second in San Antonio. We do not currently operate any restaurants in Texas. We expect to open four or five restaurants during 2006, have identified sites, and are negotiating leases for all of these restaurants.

Grow Existing Restaurant Sales
      Our goal for existing restaurants is to improve our unit volumes through ongoing local marketing efforts designed to generate awareness and trial of our concept and increase the frequency of guest visits. During 2004, our comparable restaurants, those open for more than 18 months, generated same store sales increases of 7.3%. During the first three months of 2005, our comparable restaurants produced same store sales increases of 6.9% compared with the first quarter of 2004.
      We intend to continue to evaluate operational initiatives designed to increase sales at our restaurants. For example, we are currently evaluating enclosing certain of our existing and future patios in cooler climates to permit the use of our patio year round and increase restaurant sales. We also plan to design certain of our restaurants with adaptable modules to provide reconfigurable private dining rooms when needed, which will provide us flexibility to book private parties and special events. We believe by emphasizing operating in multiple dayparts, we are able to increase sales and leverage both development and fixed operating costs by operating during a greater number of hours during any given day. In addition, to date we have not promoted our formal take-out program for our restaurants. Take-out sales represented a minimal amount of our restaurant sales during 2004. According to a study undertaken by Technomic, during 2004 take-out sales for full-service restaurants averaged 6.0% of sales. We believe that we can increase take-out sales without a significant capital investment expense per restaurant.

Leverage Depth of Existing Corporate Infrastructure
      We believe that successful execution of our growth strategies will enable Kona Grill to be a leading upscale casual dining restaurant operator in the United States. We have invested and will continue to invest in our corporate infrastructure by hiring experienced senior management, operating, human resources, and marketing personnel; implementing operating, management, and information systems; and establishing financial controls to minimize risks associated with our current growth strategy. As we continue to realize the benefits of our growth, we believe that we will be able to leverage our investments in our corporate infrastructure and realize benefits from the increasing sales that our company generates.
Unit Economics
      During 2004, the average unit volume of our four restaurants open the entire year was $5.5 million, or $777 per square foot. We believe our high average unit volume helps us attract high-quality employees, leverages our fixed costs, and makes us a desirable tenant for landlords.
      Our prototype restaurant is 6,800 square feet and has seating for approximately 275 guests, including patio seats. We target prototype average unit volume to be $4.5 million annually, or sales per square foot of $662. The average investment cost for our restaurants depends upon the type of lease entered into, the amount of tenant improvement allowance we receive from landlords, and whether we assume responsibility for the construction of the building. The average cash investment cost for all of our restaurants opened since the beginning of 2002 was approximately $2.2 million, net of tenant improvement allowances and excluding preopening expense. We expect the cash investment cost of our prototype restaurant, however, to be approximately $2.3 million, net of landlord tenant improvement allowances and excluding preopening expense.
      We believe that our ability to generate sales throughout the day is a key strength of our concept. The following table depicts the amount and percentage of contribution to each daypart of overall restaurant sales during the first quarter of 2005.
Sales by Daypart

	Three Months Ended
	March 31, 2005

	Sales	Percent

	(In thousands, except
	percents)
Lunch	$1,836	23%
Open to 3:00 p.m.
Dinner	4,349	54%
5:00 to 9:00 p.m.
Non-Peak	1,826	23%
3:00 p.m. to 5:00 p.m. and 9:00 p.m. to Close

Total All Day	$8,011	100%

Menu
      The Kona Grill menu offers guests a diverse selection of recognizable mainstream American dishes each with their own flavorful twist and a variety of diverse internationally influenced appetizers and entrees including a broad selection of mouthwatering sushi. We are well-known for our selection of over 40 signature sauces and dressings. Our sauces and dressings distinguish and compliment our dishes, creating delicious flavor profiles and artistic presentations for our guests. All of our menu items are freshly prepared and adhere to food standards that we believe are much closer to fine dining than typical casual dining.
      Our menu features a selection of appetizers, pizzas, sandwiches, salads, noodle dishes, signature entrees, and desserts. We round out our menu with over 80 freshly hand-made award-winning sushi choices. Our menu includes socially interactive items that can be eaten individually or easily shared amongst guests such as our Chicken Satay appetizer served with Hoisin Sauce and our Garlic Shrimp Pizza with a Roasted Red Pepper Pizza Sauce. Our signature entrees feature our various sauces and offer guests generous portions that are impressive in presentation and in taste. For example, our popular Macadamia Nut Chicken is served with our special Shoyu-Cream Sauce accompanied by wok-tossed vegetables and white cheddar mashed potatoes; our Lemon-Grass Crusted Swordfish includes Coconut Curry Sauce accompanied by sautéed baby bok choy and white cheddar mashed potatoes; and our Pan-Seared Ahi Tuna is served over steamed white rice with a Sweet-Chili Sauce accompanied by sautéed baby bok choy.
      We are also known for our broad assortment of sushi that includes traditional favorites as well as distinct specialty items such as our Three-Layered Tuna Tartare made with tuna sashimi, cream cheese, and avocado napoleon with Mandarin Orange Vinaigrette, or our Jalapeno Yellowtail Sashimi with a slice of jalapeno and cilantro with Ponzu Sauce. We have designed our sushi menu with a combination of both straight-forward and unintimidating selections such as our California Roll as well as more sophisticated items such as our Sashimi Platter comprised of cuts of tuna, yellowtail, and salmon. Our menu, coupled with our sushi selections, offers ample choices for health conscious guests, which the National Restaurant Association expects will continue to be a point of focus in the future.

      Each of our restaurants has a dedicated kitchen staff member, whom we refer to as our saucier, to oversee the preparation of our more than 40 unique sauces and dressings that are made fresh from scratch on site using only high-quality ingredients and fresh produce. Each sauce is designed according to a proprietary recipe for a specific menu item and includes unique flavors and combinations such as our Honey Cilantro, Pineapple-Chipotle, and Spicy Aioli dipping sauces, and our Peanut Vinaigrette dressing. We believe that our distinctive sauces and dressings provide a unique flavor profile, which further distinguishes Kona Grill. Our flavorful sauces and dressings also enhance our guests’ overall dining experience by allowing them to not only experience new tastes but to also share their favorite sauces with others, helping to create customer loyalty and a socially interactive environment.
      The versatility of our menu enables us to provide our guests with dishes that can be enjoyed outside of the traditional lunch and dinner meal periods as well as to serve our guests for a variety of traditional dining occasions such as everyday dining, professional lunches, social gatherings and special occasions. Furthermore, each restaurant offers a separate children’s menu.
      Menu prices range from $4.50 to $8.50 for appetizers and soups, $5.00 to $9.95 for salads, $7.50 to $12.95 for sandwiches and lunch entrees, $14.75 to $29.95 for dinner entrees, and $3.50 to $30.00 for our sushi selections ranging from a single sushi item up to our assorted 18-piece Sashimi Platter. During April 2005, our average guest check was $14.35 excluding alcoholic beverages, and was $22.40 including alcoholic beverages. Based upon our innovative high-quality recipes, generous portions, and flexible price points we believe we provide our guests exceptional value that allows us to attract a diverse customer base and increase the frequency of dining visits to our upscale casual restaurants.
      We provide a uniform menu in all of our restaurants and do not feature daily specials, allowing us to deliver consistent, high-quality food at every location. We review our menu and consider enhancements to existing items or the introduction of new items based on customer feedback, which helps assure that we are meeting the needs of our guests.
      Alcoholic beverage sales represented approximately 36% of our total restaurant sales during 2004 and 34% during the first quarter of 2005. Our guests enjoy an extensive selection of approximately 20 domestic and imported bottled and draft beers, over 50 selections of wines by the bottle, 40 wines by the glass and a broad selection of liquors and specialty cocktail drinks.
Decor and Atmosphere
      We have created a uniform restaurant layout as well as similar interior and exterior design elements in each of our restaurants. The layout of our restaurants focuses on joined spaces that create multiple distinct dining areas for our guests while also maintaining an open atmosphere that allows our guests to have a panoramic view of the entire restaurant without negatively impacting the specific ambiance or dining occasion they desire.
      Our main dining room area offers a combination of booth seating and larger central tables. Our full service bar area and covered outdoor patio offer not only a high-energy, socially interactive area for our guests to enjoy appetizers or sushi while they wait to dine with us but also serves as a destination for many of our frequent guests who visit us during our late afternoon and late night periods. Our bar area is strategically placed to ensure that families and other groups that may prefer a quieter, more intimate dining experience are not disturbed. Our sushi bar provides yet another dining alternative for singles, couples, and our guests with more sophisticated, health conscious, or adventuresome tastes.
      Our restaurant interiors utilize a combination of warm earth tones, rich mahogany wood finishes, and oversized silver gilded mirrors. We showcase our signature 2,000 gallon saltwater aquarium stocked with bright and colorful exotic fish, plants, and coral in each of our restaurants and ensure that it can be seen from both our main dining area and our bar area. Our bars are made of granite and compliment our mahogany finishes to enhance our contemporary design. We use a variety of directional lighting, featuring shiitake mushroom-shaped ceiling lights, to deliver a warm glow throughout our restaurants and we adjust our dining atmosphere throughout the day by adjusting the lighting, music, and the choice of television programming in our bar area. Our exhibition-style kitchens are brightly lit to display our kitchen staff at work. Our covered outdoor patio areas seat an average of 58 guests. We utilize state-of-the-art heating technology suspended from our roofs to allow us to maximize the use of our patios throughout most of the year while avoiding obtrusive heating mechanisms that could detract from our upscale ambiance.
      The exterior of our restaurants typically employ cultured stone and slate to create a highly visible restaurant that features our well lit, Kona Grill sign. We landscape our restaurants where appropriate and vary the exterior design to coordinate with the surrounding area. We use accent lighting on trees and directional lighting on our buildings to further increase the visual appeal of our restaurants.
      We believe that our existing restaurant asset base is in excellent condition and we maintain each restaurant’s furniture, fixtures, equipment, and other design elements in accordance with our operating standards.
Food Preparation, Quality Control, and Purchasing
      We believe that we have some of the highest food quality standards in the industry. Our systems are designed to protect our food products throughout the preparation process. We provide detailed specifications to suppliers for our food ingredients, products, and supplies. We strive to maintain quality and consistency in our restaurants through careful training and supervision of personnel. Our restaurant general managers receive a minimum of six months of training and kitchen managers receive between three to six months training, as required, and all receive an operations manual relating to food and beverage preparation and restaurant operations. We also instruct kitchen managers and staff on safety, sanitation, housekeeping, repair and maintenance, product and service specifications, ordering and receiving products, and quality assurance. All of our restaurant managers are compliant with Hazard Analysis and Critical Control Point, or HACCP. We monitor minimum cook temperature requirements and conduct twice-a-day kitchen and food quality inspections to further assure the safety and quality of all of the items we use in our restaurants.
      We are committed to purchasing high-quality ingredients for our restaurants while striving to maintain and improve costs. We use only the freshest ingredients and, as a result, we maintain only modest inventories. We also have a nonexclusive contract with U.S. Foodservice, a national food distributor, to be the primary supplier of our food. We have arrangements with local produce distributors and specialty food suppliers who provide high-quality ingredients and perishable food products. We believe that competitively priced alternative distribution sources are available should those channels be necessary. We source all of our products and supplies with reputable and high-quality providers that are capable of distribution on a national level.
      Our goal is to maximize our purchasing efficiencies and obtain the lowest possible prices for our ingredients, products, and supplies, while maintaining the highest quality. Our corporate purchasing manager coordinates our national supply contracts, negotiates prices for our food supply throughout all of our restaurants, monitors quality control and consistency of the food supplied to our restaurants, and oversees delivery of food on a nationwide basis. In order to provide the freshest ingredients and products, and to maximize operating efficiencies between purchase and usage, each restaurant’s kitchen manager determines its daily usage requirements for food ingredients, products, and supplies. The kitchen manager orders accordingly from our approved suppliers and all deliveries are inspected to assure that the items received meet our quality specifications and negotiated prices.

Restaurant Locations
      We operate seven restaurants in six states. We lease all of our restaurant sites under lease terms that vary by restaurant; however, we generally lease space for 10 years and negotiate at least two five-year renewal options. The following table sets forth our restaurant locations as of March 31, 2005 and anticipated openings for 2005.

		Year		Square	Number of
State	City	Opened		Footage	Seats(1)

Arizona	Scottsdale	1998		5,964	249
Arizona	Chandler	2001		7,389	326
Missouri	Kansas City	2002		7,455	222
Nevada	Las Vegas	2003		7,380	275
Colorado	Denver	2004		5,920	243
Nebraska	Omaha	2004		7,415	304
Indiana	Carmel	2004		7,433	295
Texas	Sugarland (Houston)	2005	(2)	6,914	285
Texas	San Antonio	2005	(2)	7,200	256

(1)	Number of seats includes dining room, patio seating, sushi bar, bar, and private dining room (where applicable).

(2)	Anticipated opening during the second half of 2005.
Expansion Strategy and Site Selection
      We believe the locations of our restaurants are critical to our long-term success and, accordingly, we devote significant time and resources to analyzing each prospective site. Our restaurant expansion strategy focuses primarily on penetrating new markets in major metropolitan areas throughout the United States, as well as further penetrating existing markets. In general, we prefer to open our restaurants in high-profile sites within specific trade areas with the following considerations:

•	suitable demographic characteristics, including residential and commercial population density and above-average household incomes;

•	visibility;

•	high traffic patterns;

•	general accessibility;

•	availability of suitable parking;

•	proximity of shopping areas and office parks;

•	degree of competition within the trade area; and

•	general availability of restaurant-level employees.
These sites generally include high-volume retail centers, major regional malls, lifestyle centers, and entertainment centers. Our expansion plans do not include any franchised restaurant operations.
      We thoroughly analyze each prospective site before presenting the site to our Board of Directors for review. Prior to committing to a restaurant site and signing a lease, at least three members of our senior management team review the prospective site and evaluate the proposed economics of the restaurant based on demographic data and other relevant criteria to assure that the site will meet our return on investment criteria.

      We believe the high sales volumes of our restaurants make us an attractive tenant and provide us with ample opportunities to obtain suitable leasing terms from landlords. As a result of the locations we select, which are often in new retail center or shopping mall developments, our restaurant development timeframes vary according to the landlord’s construction schedule and other factors that are beyond our control. Once the site has been turned over to us, the typical lead-time from commencement of construction to opening is approximately five months.
Restaurant Operations

Executive and Restaurant Management
      Our executive management team continually monitors restaurant operations, inspects individual restaurants to assure the quality of products and services and the maintenance of facilities, institutes procedures to enhance efficiency and reduce costs, and provides centralized support systems. Our Chief Operating Officer has primary responsibility for managing our restaurants and participates in analyzing restaurant-level performance and strategic planning. We currently employ one district manager who reports directly to our Chief Operating Officer and oversees our restaurants, supporting the general managers and helping each general manager achieve the sales and cash flow targets for their restaurant. As we expand our operations, we expect to hire additional district managers who will each oversee up to 10 restaurants.
      Our typical restaurant management team consists of a general manager, an assistant general manager, three front-of-the-house managers, a kitchen manager, an assistant kitchen manager, and a sushi kitchen manager. Our restaurants each employ approximately 100 non-management employees, many of whom work part-time. The general manager is responsible for the day-to-day operations of the restaurant, including the hiring, training, development of personnel, and operating results. The kitchen managers are responsible for overseeing the preparation of our menu and sushi items; maintaining product quality, and closely monitoring food costs and department labor costs. We also employ a kitchen staff member who is dedicated to the fresh preparation of our sauces and dressings.

Training
      We strive to maintain quality and consistency in each of our restaurants through the careful training and supervision of restaurant personnel and adherence to high standards related to personnel performance, food and beverage preparation, and maintenance of our restaurants. All of our restaurant personnel participate in both initial and continuing training programs. Each restaurant general manager, front-of-the-house manager and kitchen manager completes a formal training program conducted by our company that is comprised of a mix of classroom and on-the-job instruction. We implement these programs by hiring dedicated corporate personnel as well as designate well-performing existing restaurant personnel to assist in training. Typical programs for general managers provide at least six months of training that may include a rotation to different restaurants throughout the country. Typical programs for other managers provide three to six months of training and may involve work in our other restaurants and cross training of various duties. The training covers all aspects of management philosophy and overall restaurant operations, including supervisory skills, operating and performance standards, accounting procedures, and employee selection and training necessary for top-quality restaurant operations. The training programs also involve intensive understanding and testing of our menu, the ingredients of our various menu items, and other key service protocols.
      Our corporate training personnel are involved in training for both new employees hired in anticipation of our new restaurant openings as well as for ongoing training in existing restaurants. When we open a new restaurant, we provide training to restaurant personnel in every position for several weeks prior to opening to assure the smooth and efficient operation of the restaurant from the first day it opens to the public. Prior to opening a new restaurant, certain of our newly-hired restaurant personnel are staffed in existing restaurants to learn the operational aspects of a Kona Grill and to obtain on the job instruction.

      We maintain a policy against harassment and discrimination of any type towards both our employees and guests and, to this end, reinforce this policy through our training of new employees, our policy and training manuals, and periodic reinforcement programs.

Recruitment and Retention
      We seek to hire experienced restaurant personnel who are committed to the standards maintained by our company. We also believe that our unit volume, the image and atmosphere of the Kona Grill concept, and our career advancement and employee benefit programs enable us to attract high quality management and restaurant personnel. We support our restaurant personnel by offering competitive wages and benefits, including medical insurance and equity incentives. We motivate and prepare our restaurant personnel by providing them with opportunities for increased responsibility and advancement. Furthermore, our general managers, assistant general managers, and kitchen managers share in a bonus tied to the overall profitability of their restaurant. We believe that our compensation package for our managers and restaurant employees is comparable to those provided by other upscale casual restaurants. We believe our compensation policies help us attract quality personnel and retain them at turnover rates lower than those generally experienced by our competitors.

Information Systems
      We believe that our management information systems enable us to increase the speed and accuracy of order-taking and pricing, better assist guest preferences, efficiently schedule labor to better serve guests, monitor labor costs, assist in product purchasing and menu mix management, promptly access financial and operating data, and improve the accuracy and efficiency of store-level information and reporting. This information is consolidated at our headquarters in Scottsdale, Arizona.
      We utilize an integrated information system as well as manual reporting to manage the flow of information within each of our restaurants and between our restaurants and the corporate office. This system includes a customized MICROS point-of-sales (POS) local area network that helps facilitate the operations of the restaurant by recording sales transactions and printing orders in the appropriate locations within the restaurant. Additionally, we utilize the POS system to authorize, batch, and transmit credit card transactions, record employee time clock information, schedule labor, and produce a variety of management reports. Our information system is integrated with our financial reporting system and incorporates a redundancy and back-up emergency operating plan on a temporary basis if the system experiences downtime.
      We transmit electronically to the corporate office on a daily basis select information that we capture from the POS system. Our corporate information system enables senior management to monitor operating results with daily and weekly sales analysis, monthly detailed profit statements, and comparisons between actual and budgeted operating results. We intend to utilize further the capacity of the POS system to support unit management controls and operations in the future. We believe that our current POS system will be an adequate platform to support our planned expansion. We believe our information systems to be secure and scalable as we build our organization.
Advertising and Marketing
      During 2004, our marketing expenditures were $0.6 million, or 2.5% of our restaurant sales. We expect to continue to invest a similar percentage of restaurant sales in marketing efforts in the future, primarily in connection with driving comparable restaurant sales and supporting new restaurant openings.
      Our ongoing marketing strategy consists of local advertising on radio and in select print mediums, various public relations activities, direct mail, and word-of-mouth recommendations. Our marketing strategy is not media driven, but rather our message focuses on the food, service, and ambiance of the restaurant, to create an environment that fosters repeat patronage and further encourages word-of-mouth recommendations. We believe that word-of-mouth recommendations are a key component in driving guest trial and usage.

      We implement a coordinated public relations effort in conjunction with each new restaurant opening. Approximately 60 days before a scheduled restaurant opening, our local public relations firm collaborates with the local media to publicize our restaurant and generate awareness of our brand. This effort is usually supplemented by radio, print advertisements, direct mail campaigns, and other marketing efforts. In addition, we use our website, www.konagrill.com, to help increase our brand awareness as well as gift card sales.
Competition
      The restaurant industry is highly competitive. Key competitive factors in the industry include the taste, quality, and price of the food products offered, quality and speed of guest service, brand name identification, attractiveness of facilities, restaurant location, and overall dining experience.
      We believe we compete favorably with respect to each of these factors, as follows:

•	We offer a diverse selection of freshly prepared American dishes with a flavorful twist as well as a variety of distinctive appetizers and entrees with an international influence, including an extensive selection of sushi items;

•	We strive to maintain quality and consistency in each of our restaurants through the careful training and supervision of restaurant personnel and adherence to high standards related to personnel performance, food and beverage preparation, and maintenance of our restaurants;

•	Our innovative menu with attractive price points, personalized service, and contemporary restaurant design with multiple environments blend together to create our upscale casual dining experience and enables us to attract a broad guest demographic.

      Although we believe we compete favorably with respect to each of these factors, there are a substantial number of restaurant operations that compete directly and indirectly with us, many of which have significantly greater financial resources, higher revenue, and greater economies of scale. The restaurant business is often affected by changes in consumer tastes and discretionary spending patterns; national and regional economic and public safety conditions; demographic trends; weather conditions; the cost and availability of raw materials, labor, and energy; purchasing power; governmental regulations; and local competitive factors. Any change in these or other related factors could adversely affect our restaurant operations. Accordingly, we must constantly evolve and refine the critical elements of our restaurant concepts over time to protect their longer-term competitiveness. Additionally, there is competition for highly qualified restaurant management employees and for attractive locations suitable for upscale, high volume restaurants.
Trademarks
      We have registered the service mark “Kona Grill” with the United States Patent and Trademark Office. We believe that our trademarks and other proprietary rights, such as our unique menu offerings and proprietary sauce recipes, have significant value and are important to the marketing of our restaurant concept. We have in the past and expect to continue to protect vigorously our proprietary rights. We cannot predict, however, whether steps taken by us to protect our proprietary rights will be adequate to prevent misappropriation of these rights or the use by others of restaurant features based upon, or otherwise similar to, our concept. It may be difficult for us to prevent others from copying elements of our concept and any litigation to enforce our rights will likely be costly. In addition, other local restaurant companies with names similar to those we use may try to prevent us from using our marks in those locales.
Government Regulation
      Each of our restaurants is subject to licensing and regulation by state and local departments and bureaus of alcohol control, health, sanitation, zoning, and fire and to periodic review by the state and municipal authorities for areas in which the restaurants are located. In addition, we are subject to local land use, zoning, building, planning, and traffic ordinances and regulations in the selection and acquisition of suitable sites for developing new restaurants. Delays in obtaining, or denials of, or revocation or temporary suspension of, necessary licenses or approvals could have a material adverse impact on our development of restaurants.
      We also are subject to regulation under the Fair Labor Standards Act, which governs such matters as working conditions and minimum wages. An increase in the minimum wage rate or the cost of workers’ compensation insurance, or changes in tip-credit provisions, employee benefit costs (including costs associated with mandated health insurance coverage), or other costs associated with employees could adversely affect our company.
      In addition, we are subject to the Americans with Disabilities Act of 1990, or ADA. The ADA may require us to make certain installations in new restaurants or renovations to existing restaurants to meet federally and state mandated requirements. To our knowledge, we are in compliance in all material respects with all applicable federal, state, and local laws affecting our business.
Employees
      As of March 31, 2005, we employed 817 persons of whom approximately 15 were corporate management and staff personnel, 56 were restaurant managers or trainees, and 746 were employees in non-management restaurant positions. None of our employees are covered by a collective bargaining agreement with us. We have never experienced a major work stoppage, strike, or labor dispute. We consider our relations with our employees to be good.
Properties
      Each of our restaurants is located in a leased facility. As of March 31, 2005, our restaurant leases had expiration dates ranging from 2008 to 2019, typically with options to renew for at least a five-year period. Our leases provide for a minimum annual rent and require additional percentage rent based on unit volume in excess of minimum levels at the particular location. The leases require us to pay the costs of insurance, taxes, and a portion of the lessor’s operating costs. We do not anticipate any difficulties renewing existing leases as they expire.
      Our executive offices are located in Scottsdale, Arizona.
Litigation
      We are involved in various legal proceedings arising out of the ordinary course of our business. We do not believe that any of those proceedings will have a material adverse effect on our business, financial position, results of operations, or cash flows.

MANAGEMENT
Directors and Executive Officers
      The following table sets forth certain information regarding our directors, executive officers, and key employees:

Name	Age	Position

Marcus E. Jundt	39	Chairman of the Board
C. Donald Dempsey	58	President, Chief Executive Officer, and Director
Jason J. Merritt	41	Executive Vice President and Chief Operating Officer
Mark S. Robinow	48	Executive Vice President, Chief Financial Officer, and Secretary
Frank B. Bennett	48	Director
Richard J. Hauser	43	Director
Douglas G. Hipskind	37	Director
W. Kirk Patterson	47	Director
Anthony L. Winczewski	49	Director
      Marcus E. Jundt has served as our Chairman of the Board since March 2004 and has served as a director of our company since September 2000. Mr. Jundt has served as Vice Chairman and Portfolio Manager of the investment advisory firm of Jundt Associates since 1992. Mr. Jundt has served as President of Jundt Associates since 1999. From November 1988 to March 1992, Mr. Jundt served as a research analyst for Victoria Investors covering the technology, health care, financial services, and consumer industries. From July 1987 until October 1988, Mr. Jundt served in various capacities on the floor of the Chicago Mercantile Exchange with Cargill Investor Services. Mr. Jundt also serves as a director of Minnetonka Capital Investment, a private company.
      C. Donald Dempsey has served as our President and Chief Executive Officer since May 2004 and as a director since April 2005. Prior to joining our company, Mr. Dempsey was retired from January 2003 until May 2004. From August 1999 until January 2003, Mr. Dempsey served as the President and Chief Executive Officer of Caribou Coffee Company. Mr. Dempsey served as the President and Managing Director of McDonald’s Corporation Hong Kong and Mainland China from January 1996 until July 1999, and as Vice President of International Marketing for McDonald’s from August 1990 until January 1996. Prior to that time, Mr. Dempsey served as Executive Vice President of Burger King.
      Jason J. Merritt has served as our Executive Vice President and Chief Operating Officer since October 2003 and as our Vice President and Director of Operations since June 1997. Prior to joining our company in 1996, Mr. Merritt had been involved in the development of and held executive or management positions in various restaurant concepts including Sushi On, Inc., Juice Island, Inc., Golden Corral, Inc., and Two Pesos, Inc.
      Mark S. Robinow has served as our Executive Vice President, Chief Financial Officer, and Secretary since October 2004. Prior to joining our company, Mr. Robinow served as the Chief Financial Officer of Integrated Decisions and Systems, Inc. (IDeaS) from July 2000 until October 2004. Mr. Robinow served as the Senior Vice President and Chief Financial Officer of Rainforest Cafe, Inc. from November 1995 until January 2000. Mr. Robinow served as the Chief Financial Officer of Edina Realty, Inc. from 1993 until 1995, and as Chief Financial Officer, Secretary, and Treasurer of Ringer Corporation from 1986 until 1993. Mr. Robinow also served as a senior auditor with Deloitte & Touche from 1980 until 1983.
      Frank B. Bennett has served as a director of our company since January 2005. Mr. Bennett has served as President of Artesian Management, Inc. since April 1994, which manages Artesian Capital, a private equity investment firm based in Minneapolis. Mr. Bennett served as President of Artesian Capital Management, Inc. from 1989 until April 1994. Prior to founding Artesian Capital, Mr. Bennett served as a Vice President of Corporate Finance of Piper Jaffray & Hopwood and a Vice President of Piper Jaffray

Ventures, Inc. Mr. Bennett currently serves as a director of Northbridge Financial Corporation and as a director and audit committee member of Fairfax Financial Holdings Limited, Odyssey Re Holdings Corp., Multiband Corporation, and Crum & Forster Holdings Corp.
      Richard J. Hauser has served as a director of our company since December 2004. Mr. Hauser serves as the President and owner of Capital Real Estate, Inc., a commercial real estate development company based in Minneapolis, Minnesota, which he founded in 2001. In addition, Mr. Hauser is the Manager and owner of Net Lease Development, LLC, which is a controlled operating company under Capital Real Estate, Inc. Prior to founding Capital Real Estate, Inc. and Net Lease Development, LLC, Mr. Hauser served as a partner with Reliance Development Company, LLC from 1992 to 2001, where he was responsible for the management, development, and sale of retail properties.
      Douglas G. Hipskind has served as a director of our company since November 2003. Mr. Hipskind has served as a Principal and Chief Operating Officer of Vail Development, LLC, a hotel development company which is designing and developing the Four Seasons Resort in Vail, Colorado, since June 2004. Mr. Hipskind also serves as a Managing Director of Jundt Associates, Inc., where from January 2001 to June 2004, he was responsible for marketing the firm’s public and private investment products. From August 1999 to January 2001 he served as Controller of Jundt Associates, Inc. From December 1993 to August 1999, Mr. Hipskind served in the Financial Services practice of KPMG LLP, where he was responsible for tax and consulting matters for his mutual fund and investment partnership clients. Mr. Hipskind is a certified public accountant.
      W. Kirk Patterson has served as a director of our company since January 2005. Mr. Patterson has served as Vice President and Chief Financial Officer of Staktek Holdings, Inc., a provider of high-density memory solutions, since November 2003. From July 2003 to November 2003, Mr. Patterson served as Acting Chief Financial Officer, Vice President of Finance, and Corporate Controller of Cirrus Logic, Inc., a developer of mixed-signal integrated circuits. From February 2000 to November 2003, he served in a variety of roles at Cirrus Logic, including Vice President of Finance and Corporate Controller, Treasurer, and Director of Financial Planning and Analysis. From November 1999 to February 2000, Mr. Patterson served as Regional Manager of Accounting Services of PricewaterhouseCoopers, a public accounting firm. From June 1980 to November 1999, Mr. Patterson served in several positions with BP Amoco Corporation, a provider of energy and petrochemicals, most recently as Manager, Planning and Economics, for the Amoco Energy Group North America.
      Anthony L. Winczewski has served as a director of our company since April 2005. Mr. Winczewski has served as President and Chief Executive Officer of Commercial Partners Title, LLC, a midwestern title insurance agency engaged in providing commercial, residential, and tax deferred exchange solutions since January 1995. Prior to forming Commercial Partners in 1995, Mr. Winczewski served as a manager and sales officer for Chicago Title Insurance Company from May 1984 until January 1995. Mr. Winczewski served as a Vice President and Principal of Winona County Abstract and Title, Inc. from July 1975 until May 1984, and as a paralegal for Title Insurance Company of Minnesota from June 1974 until July 1975.
      There are no family relationships among any of our directors, officers, or key employees. We consider Messrs. Dempsey, Merritt, and Robinow to be our principal executive officers.
Board Composition and Committees
      Our certificate of incorporation provides for a Board of Directors consisting of three classes serving three-year staggered terms. Mr. Marcus Jundt serves as our Class I director, with the term of office of the Class I director expiring at the annual meeting of stockholders in 2006. The Class II directors consist of Messrs. Dempsey, Winczewski, and Douglas G. Hipskind, with the term of office of the Class II directors expiring at the annual meeting of stockholders in 2007. Class III directors consist of Richard J. Hauser, W. Kirk Patterson, and Frank B. Bennett, with the term of office of Class III directors expiring at the annual meeting of stockholders in 2008. Officers serve at the pleasure of the Board of Directors.

      Our bylaws authorize our Board of Directors to appoint among its members one or more committees, each consisting of one or more directors. Our Board of Directors has established three standing committees: an audit committee, a compensation committee, and a nominating/corporate governance committee. The primary purpose of the audit committee is to select the independent registered public accounting firm to conduct the independent audit of the financial statements of our company; review the annual financial statements, any significant accounting issues, and the scope of the audit with the independent registered public accounting firm; and discuss with such firm any other audit-related matters that may arise during the year. The compensation committee reviews and acts on matters relating to compensation levels and benefit plans for our key executives. The purpose of the nominating/corporate governance committee is to assist our Board of Directors in fulfilling its responsibility to nominate and approve qualified new members to our Board of Directors in accordance with our certificate of incorporation and bylaws; to develop and recommend to our Board of Directors a set of corporate governance principles; and to oversee the selection and compensation of committees of our Board of Directors.
      Prior to the establishment of the audit, compensation, and nominating/corporate governance committees in November 2003, these functions were performed by our Board of Directors.
Compensation Committee Interlocks and Insider Participation
      Our compensation committee currently consists of Messrs. Patterson and Winczewski, non-employee directors (as defined in Rule 16b-3 under the Securities Exchange Act), who do not have “interlocking” or other relationships with us that would detract from their independence as committee members. Compensation for Mr. Dempsey for 2004 was established pursuant to the terms of his employment agreement with us. Compensation decisions regarding our other executive officers were made by our compensation committee or our board of directors. Mr. Dempsey participated in discussions with the Board of Directors concerning executive officer compensation.
Director Compensation and Other Information
      We grant annually to each non-employee director options to purchase 24,000 shares of our common stock. In addition, non-employee directors will receive additional options for committee service per year over the standard non-employee director compensation: options to purchase an additional 24,000 shares of common stock to the Chairman of the Audit Committee, and options to purchase an additional 8,000 shares of common stock to each member of our Audit Committee (other than the Chairman), Compensation Committee, and Nominating/Corporate Governance Committee. Non-employee directors also are eligible to receive grants of stock options or awards pursuant to the discretion of the Compensation Committee or the entire Board of Directors. We will also reimburse each non-employee director for travel and related expenses incurred in connection with attendance at board and committee meetings. Employees who also serve as directors will receive no additional compensation for their services as a director. We also encourage our directors and their spouses, when applicable, to attend at our cost special corporate events with our employees, suppliers, and others when possible.
      During January 2005, in consideration for his service as Chairman of the Board of Directors, we granted to Mr. Jundt options to purchase 100,000 shares of common stock at an exercise price of $1.20 per share.
Executive Compensation
Compensation Philosophy
      We seek to provide a level of compensation that is competitive with companies similar in both size and industry. Our compensation philosophy is intended to create value for our stockholders through long-term growth in sales and earnings and the alignment of the interests of management with those of our stockholders. The total compensation package consists of base salary, executive health benefit and perquisite program, annual incentive bonuses, and stock option grants. This package is intended to tie a significant portion of the total compensation of our executives to our performance and creation of stockholder value.

Summary of Cash and Other Compensation
      The following table sets forth, for the periods indicated, the total compensation for services in all capacities to us received by our Chief Executive Officer and our three other executive officers whose aggregate compensation exceeded $100,000 during the fiscal year ended December 31, 2004.
Summary Compensation Table

						Long-Term Compensation

						Awards

	Annual Compensation(1)					Restricted		Securities
						Stock		Underlying		All Other
Name and Principal Position	Year	Salary		Bonus		Awards		Options		Compensation

C. Donald Dempsey	2004	$175,549		$89,600		—		888,611		$—
President and Chief Executive Officer(2)

Chandler	2004	$—	(3)	$—	(3)	—		48,560	(3)	$—
Former President and	2003	—	(3)	—	(3)	—		—
Chief Executive Officer(3)

Jason J. Merritt	2004	$193,131		$135,000		—		—		$9,033	(5)
Executive Vice President	2003	$101,717		—		$48,000	(4)	300,000		$11,192	(5)
and Chief Operating Officer	2002	$81,000		—		—		5,000		$11,844	(5)

Mark S. Robinow	2004	$43,269		$22,500		—		355,444		$—
Executive Vice President, Chief Financial Officer, and Secretary(6)

(1)	Certain executive officers also received certain perquisites, the value of which did not exceed 10% of the annual salary and bonus.

(2)	Mr. Dempsey became our President and Chief Executive Officer effective May 1, 2004.

(3)	Chandler served as our President and Chief Executive Officer through March 2004, for which Chandler received no cash compensation. In connection with his resignation, we granted to Chandler options to purchase 48,560 shares of our common stock at an exercise price of $1.20 per share. See “Option Grants.”

(4)	As of December 31, 2004, the value of the restricted shares of common stock that were the subject of the award remained at $48,000.

(5)	Represents amounts paid to Mr. Merritt for a car allowance and health club membership.

(6)	Mr. Robinow became our Executive Vice President, Chief Financial Officer, and Secretary effective October 18, 2004.

Option Grants
      The following table sets forth certain information with respect to stock options granted to the officers listed during the fiscal year ended December 31, 2004.
Option Grants in Last Fiscal Year

							Potential Realizable
	Individual Grants						Value at Assumed
							Annual Rates
	Number of		Percent of				of Stock Price
	Securities		Total Options				Appreciation for
	Underlying		Granted to	Exercise			Option Term(3)
	Options		Employees in	Price per	Expiration
Name	Granted		Fiscal Year	Share(1)	Date(2)		5%	10%

C. Donald Dempsey	888,611		65.5%	$1.00	5/01/14		$ $
Chandler	48,560	(4)	3.6%	$1.20	12/01/07	(4)	$ $
Jason J. Merritt	—		—	—	—		$ $
Mark S. Robinow	355,444		26.2%	$1.00	10/18/14		$ $

(1)	The exercise prices of all stock options granted were at prices believed by our board of directors to be equal to the fair market value of our common stock on the date of grant.

(2)	Effective March 15, 2005, the Board of Directors accelerated the vesting of all options outstanding under our stock option plans.

(3)	Potential gains are net of the exercise price, but before taxes associated with the exercise. Amounts represent hypothetical gains that could be achieved for the respective options if exercised at the end of the option term. The potential realizable value assumes that the stock price appreciates from the proposed initial public offering price of $ per share. The assumed 5% and 10% rates of stock price appreciation are provided in accordance with the rules of the SEC and do not represent our estimate or projection of the future price of our common stock. Actual gains, if any, on stock option exercises will depend upon the future market prices of our common stock.

(4)	We granted these options to Chandler during December 2004 in connection with his resignation as our President and Chief Executive Officer. All of the options were vested and exercisable immediately upon grant.
Option Values and Holdings
      The following table describes, for each of the listed officers, the exercisable and unexercisable options held by them as of December 31, 2004. The “Value of Unexercised In-the-Money Options at Fiscal Year-End” shown in the table represents an amount equal to the difference between the proposed initial public offering price of $           per share and the option exercise price multiplied by the number of unexercised in-the-money options.
Aggregated Option Exercises in Last Fiscal Year and
Fiscal Year-End Option Values

			Value of Unexercised
	Number of Unexercised		In-the-Money Options
	Options at Fiscal Year-End		at Fiscal Year-End

Name	Exercisable	Unexercisable	Exercisable	Unexercisable

C. Donald Dempsey	888,611	—	$	$
Chandler	48,560	—	$	$
Jason J. Merritt	475,000	—	$	$
Mark S. Robinow	355,444	—	$	$

Employment and Separation Agreements

C. Donald Dempsey
      Effective May 1, 2004, we entered into an employment agreement with Mr. Dempsey to serve as our President and Chief Executive Officer. The agreement provides for Mr. Dempsey to receive a base salary of $250,000 per annum, which is to be reviewed annually by the Board and which shall increase by 20% per annum during the second and third years of employment. During October 2004, the Board increased Mr. Dempsey’s salary to $300,000 per annum. During May 2004, we granted to Mr. Dempsey options to purchase 888,611 shares of our common stock at an exercise price per share of $1.00. In addition, beginning during fiscal 2005, we agreed to grant to Mr. Dempsey additional options to purchase 25,000 shares of our common stock at the end of each calendar year if our average annual sales for new restaurants opened during the year (open at least four months) equals or exceeds $4.5 million on an annualized basis. If granted, such bonus options will be vested and exercisable immediately upon grant and will have an exercise price per share equal to the fair market value of our common stock on the date of grant.
      The employment agreement provides for Mr. Dempsey to receive his fixed compensation, accrued vacation, and bonus earned but unpaid through the date of termination of his employment as a result of termination of employment “for cause” as defined in the agreement. If we terminate Mr. Dempsey’s employment without “cause,” we will pay Mr. Dempsey his fixed compensation, accrued vacation, pro rata bonus, as well as a severance payment equal to 12 months’ of Mr. Dempsey’s base salary then in effect. In addition, during the 18-month period following his termination without “cause,” Mr. Dempsey will be entitled to receive all medical, dental, life insurance, and other benefits otherwise available to him during his employment, and he will be entitled to retain any stock options vested through the date of termination.

Jason J. Merritt
      Effective October 1, 2003, we entered into an employment agreement with Mr. Merritt to serve as our Chief Operating Officer. The agreement has an initial five-year term that expires October 1, 2008. The agreement provides for Mr. Merritt to receive an annual base salary of $175,000, which is to be reviewed annually by the Board and which increased to $250,000 effective October 1, 2004. Thereafter, Mr. Merritt’s base salary will not be reduced. During October 2003, we granted to Mr. Merritt 40,000 shares of our common stock and options to purchase an additional 300,000 shares of our common stock at an exercise price per share of $1.20.
      The employment agreement provides for Mr. Merritt to receive his fixed compensation, accrued vacation, and a pro rata portion of his bonus earned for the applicable fiscal year through the date of termination of his employment by reason of death or as a result of termination of employment by us for “cause,” or by Mr. Merritt without “good reason,” each as defined in the agreement. If we terminate the employment of Mr. Merritt by reason of disability, the agreement provides for the payment of fixed compensation, accrued vacation, pro rata bonus through the date of termination of employment, as well as a severance payment equal to nine months’ of Mr. Merritt’s base salary then in effect. If we terminate Mr. Merritt’s employment without “cause,” if we do not renew the agreement at the end of any term, or if he terminates his employment for “good reason,” as defined in the agreement, we will pay Mr. Merritt his fixed compensation, accrued vacation, pro rata bonus through the date of termination, and we will continue to pay to Mr. Merritt his base salary for a 12-month period following the date of termination. In addition, during the severance period, Mr. Merritt will be entitled to receive all medical, dental, life insurance, and other benefits otherwise available to him during his employment. If we terminate Mr. Merritt’s employment without cause, any stock options held by Mr. Merritt will continue to vest through the end of the severance period.
      In the event of a “change of control” of our company, as defined in the agreement, the successor to our business will be required to notify us or Mr. Merritt within five days prior to the effective date of the “change of control” whether or not the successor will assume and agree to perform our obligations under the agreement. In the event that such successor does not so notify us or Mr. Merritt, the change of control will be deemed a termination of Mr. Merritt’s employment under the agreement without “cause,” and the severance provisions described above will apply. In the event the successor company agrees to assume the employment agreement, then Mr. Merritt may terminate his employment by providing 30 days’ written notice at any time following the one-year anniversary of the effective date of the change of control. Upon such termination following the one-year anniversary of the change of control, Mr. Merritt will be entitled to receive the severance benefits described above as if his employment was terminated by us without “cause.”

Mark S. Robinow
      Effective October 15, 2004, we entered into an employment agreement with Mr. Robinow to serve as our Vice President and Chief Financial Officer. The agreement provides for Mr. Robinow to receive an annual base salary of $225,000. During October 2004, we granted to Mr. Robinow options to purchase 355,444 shares of our common stock at an exercise price per share of $1.00. Mr. Robinow is entitled to receive all benefits, including health insurance, as offered to our other senior executive officers.
      If we terminate Mr. Robinow’s employment without cause, or if he terminates his employment for good reason, we will pay Mr. Robinow his fixed compensation and pro rata bonus through the date of termination of his employment, as well as a severance payment equal to 12 months’ of Mr. Robinow’s base salary then in effect. In addition, the stock options that would have vested during the year in which such termination without cause occurs will vest and become exercisable. If we terminate Mr. Robinow’s employment with cause, Mr. Robinow will receive his fixed compensation through the date of termination.

Chandler
      Effective December 1, 2004, we entered into a separation agreement with Chandler. In exchange for Chandler’s release of claims and agreement not to compete with us for a two-year period, we granted to Chandler options to purchase 48,560 shares of our common stock at an exercise price of $1.20 per share. The options were vested and exercisable upon grant. In addition, Chandler resigned as an officer and director of our company and agreed to keep confidential certain of our proprietary information.

Management Bonus Program
      During January 2005, we approved a management bonus program pursuant to which each of Messrs. Dempsey, Merritt, and Robinow are eligible to receive 50%, 40%, and 40% of his respective base salary upon successfully achieving certain specified goals.
2002 Stock Plan
      During November 2002, our Board of Directors adopted and the stockholders approved the Kona Grill, Inc. 2002 Stock Plan. During January 2005, our Board of Directors adopted, and our stockholders approved, an amendment to the 2002 Plan. The 2002 Plan provides for the grant of incentive and nonqualified stock options to acquire our common stock, the direct grant of common stock or restricted stock units, the grant of stock appreciation rights, or SARs, and the grant of other cash awards to key personnel, directors, advisors, consultants, and others providing valuable services to our company. The purpose of the 2002 Plan is to promote the interests of our company and our stockholders by providing such individuals with an opportunity to acquire a proprietary interest in our company and receive competitive performance-related incentives so as to develop a stronger incentive to put forth maximum effort for the continued success and growth of our company. We believe that the 2002 Plan represents an important factor in attracting and retaining qualified personnel. Upon approval by our stockholders of our 2005 Plan described below, we will discontinue further grants of awards under our 2002 Plan.
      The 2002 Plan currently provides that a maximum of 3,250,000 shares of common stock of our company may be issued under the 2002 Plan. Awards or portions of awards that terminate, expire, or are otherwise forfeited will not count toward the maximum number of shares that may be issued under the 2002 Plan and will again be available for further awards. As of March 31, 2005, options to purchase approximately 2,446,395 shares of common stock were outstanding, and 802,605 shares of common stock remain available for grant.
      The power to administer the 2002 Plan rests exclusively with our Board of Directors or a committee consisting of two or more non-employee directors who are appointed by the Board of Directors. The committee has the power to determine the timing and recipients of awards, the form and amount of each award, and the terms and conditions for the grant or exercise. The committee may delegate its authority under the 2002 Plan to one or more officers of our company for purposes of granting and administering awards to persons other than executive officers. The Board of Directors determines the granting of awards, and the terms, conditions, and eligibility of such awards with respect to non-employee directors.
      The exercise prices of options will be determined by our Board of Directors or the plan administrator, but if an option is intended to be an incentive stock option, the exercise price may not be less than 100% (110% if the option is granted to a stockholder who at the time of the grant of the option owns stock possessing more than 10% of the total combined voting power of all of our classes of stock) of the fair market value of the common stock at the time of the grant. The committee has the power to grant reload options under the 2002 Plan, which may provide that a participant who exercises an option and pays the option exercise price in whole or in part with shares of our common stock then owned by the participant for at least six months will be entitled to receive another option covering the same number of shares tendered with an exercise price of no less than the fair market value of a share of common stock on the date of grant of such reload option.
      In the event of a fundamental change of our company, which means a merger or consolidation of our company with or into any other corporation, regardless of whether our company is the surviving corporation, a sale of substantially all of the assets of our company, a statutory share exchange involving our capital stock, or a dissolution or liquidation of our company, the committee may make appropriate provision for the protection of the outstanding options and SARs by substitution of options, SARs, and appropriate voting common stock of the corporation surviving any merger or consolidation in lieu of options, SARs, and capital stock of our company. At least 30 days prior to the occurrence of the fundamental change, our Board of Directors will declare and notify each holder of an option or SAR whether each option or SAR will be cancelled at the time of or immediately prior to the fundamental change in exchange for an equivalent cash payment. At such time, each option and SAR will become immediately exercisable in full and each person holding an option or SAR will have the right to exercise the option or SAR in whole or in part. If declared, each unexercised option or SAR remaining outstanding prior to the fundamental change will be cancelled.
      The 2002 Plan will remain in effect until all shares subject to it are distributed, or until all awards have expired or lapsed, or until otherwise terminated by our Board of Directors. The plan is not intended to be the exclusive means by which we may issue options or warrants to acquire our common stock, stock awards, or any other type of award. To the extent permitted by applicable law and NASDAQ requirements, we may issue any other options, warrants, or awards other than pursuant to the 2002 Plan with or without stockholder approval.
2005 Stock Award Plan
      During June 2005, our Board of Directors adopted our 2005 Stock Award Plan, or 2005 Plan, and the 2005 Plan is scheduled to be approved by our stockholders at a meeting to be held during July 2005.

Background and Purpose
      The terms of the plan provide for grants of stock options, stock appreciation rights, restricted stock, deferred stock, bonus stock, dividend equivalents, other stock related awards and performance awards that may be settled in cash, stock, or other property.
      The purpose of the 2005 Plan is to assist us in attracting, motivating, retaining, and rewarding high-quality executives and other employees, officers, directors, and consultants by enabling such persons to acquire or increase a proprietary interest in our company in order to strengthen the mutuality of interests between such persons and our stockholders, and providing such persons with annual and long-term performance incentives to expend their maximum efforts in the creation of stockholder value.

General Terms of the 2005 Plan; Shares Available for Issuance
      The 2005 Plan provides for the granting of awards in the form of incentive stock options, nonqualified stock options, stock appreciation rights, shares of restricted common stock, bonus stock in lieu of obligations, or other stock-based awards to employees, directors, and independent contractors who provide valuable services to our company. The total number of shares of our common stock that may be subject to awards under the 2005 Plan is equal to 1,250,000 shares, plus (i) the number of shares with respect to which awards previously granted under the 2002 Plan that terminate without the issuance of the shares or where the shares are forfeited or repurchased; (ii) any shares available for grant in the share reserve of the 2002 Plan as of the date this proposal is approved by the stockholders; (iii) with respect to awards granted under the plans, the number of shares which are not issued as a result of the award being settled for cash or otherwise not issued in connection with the exercise or payment of the award; and (iv) the number of shares that are surrendered or withheld in payment of the exercise price of any award or any tax withholding requirements in connection with any award granted under the existing plans. If any award previously granted under the 2005 Plan is forfeited, terminated, canceled, surrendered, does not vest, or expires without having been exercised in full, stock not issued under such award will again be available for grant for purposes of the 2005 Plan. If any change is made in the stock subject to the 2005 Plan, or subject to any award granted under the 2005 Plan (through consolidation, spin-off, recapitalization, stock dividend, split-up, combination of shares, exchange of shares, or otherwise), the 2005 Plan provides that appropriate adjustments will be made as to the aggregate number and type of shares available for awards, the maximum number and type of shares that may be subject to awards to any individual, the number and type of shares covered by each outstanding award, the exercise price grant price, or purchase price relating to any award, and any other aspect of any award that the Board of Directors or Compensation Committee determines appropriate.
      The 2005 Plan provides that it is not intended to be the exclusive means by which we may issue options to acquire our common stock or any other type of award. To the extent permitted by applicable law and the rules and regulations of the NASDAQ National Market, we may issue other options, warrants, or awards other than pursuant to the 2005 Plan without stockholder approval.

Limitations on Awards
      In the event that a dividend or other distribution (whether in cash, shares of our common stock, or other property), recapitalization, forward or reverse split, reorganization, merger, consolidation, spin-off, combination, repurchase, share exchange, or other similar corporate transaction or event affects our common stock so that an adjustment is appropriate in order to prevent dilution or enlargement of the rights of participants, the plan administrator is authorized to substitute, exchange, or adjust any of all of (1) the number and kind of shares that may be delivered under the plan, (2) the per person limitations described in the preceding paragraph, and (3) all outstanding awards, including adjustments to exercise prices of options and other affected terms of awards. The plan administrator is authorized to adjust performance conditions and other terms of awards in response to these kinds of events or in response to changes in applicable laws, regulations, or accounting principles.

Eligibility
      The persons eligible to receive awards under the plan consist of directors, officers, employees, and independent contractors of our company and those of our affiliates. However, incentive stock options may be granted under the plan only to our employees, including officers, and those of our affiliates. An employee on leave of absence may be considered as still in our employ or in the employ of an affiliate for purposes of eligibility under the plan.

Administration
      Our Board of Directors administers the plan, unless the Board delegates administration to a Committee, which we expect to be the Compensation Committee. However, the Compensation Committee of our Board of Directors administers the plan with respect to our senior officers. Together, our Board of Directors and the Compensation Committee are referred to as the plan administrator. The Compensation Committee members must be “non-employee directors” as defined by Rule 16b-3 of the Securities Exchange Act, “outside directors” for purposes of Section 162(m), and independent as defined by NASDAQ or any other national securities exchange on which any of our securities may be listed for trading in the future. Subject to the terms of the plan, the plan administrator is authorized to select eligible persons to receive awards, determine the type and number of awards to be granted and the number of shares of our common stock to which awards will relate, specify times at which awards will be exercisable or may be settled (including performance conditions that may be required as a condition thereof), set other terms and conditions of awards, prescribe forms of award agreements, interpret and specify rules and regulations relating to the plan, and make all other determinations that may be necessary or advisable for the administration of the plan.

Stock Options and Stock Appreciation Rights
      The plan administrator is authorized to grant stock options, including both incentive stock options, which we refer to as ISOs, and nonqualified stock options. In addition, the plan administrator is authorized to grant stock appreciation rights, which entitle the participant to receive the appreciation in our common stock between the grant date and the exercise date of a stock appreciation right. The plan administrator determines the exercise price per share subject to an option and the grant price of a stock appreciation right. However, the per share exercise price of an ISO and the per share grant price of a stock appreciation right must not be less than the fair market value of a share of our common stock on the grant date and the per share exercise price of an ISO must not be less than 100% of the fair market value of a share of our common stock on the grant date. The plan administrator generally will fix the maximum term of each option or stock appreciation right, the times at which each stock option or stock appreciation right will be exercisable, and provisions requiring forfeiture of unexercised stock options or stock appreciation rights on or following termination of employment or service, except that no stock option or stock appreciation right may have a term exceeding 10 years. Stock options may be exercised by payment of the exercise price in cash, shares that have been held for at least six months (or that the plan administrator otherwise determines will not cause us a financial accounting charge), and outstanding awards or other property having a fair market value equal to the exercise price, as the plan administrator may determine from time to time. The plan administrator determines methods of exercise and settlement and other terms of the stock appreciation rights. Stock appreciation rights under the plan may include “limited stock appreciation rights” exercisable for a stated period of time after we experience a change in control or upon the occurrence of some other event specified by the plan administrator, as discussed below.

Restricted and Deferred Stock
      The plan administrator is authorized to grant restricted stock and deferred stock. Restricted stock is a grant of shares of our common stock, which may not be sold or disposed of and which may be forfeited in the event of certain terminations of employment or service, prior to the end of a restricted period specified by the plan administrator. A participant granted restricted stock generally has all of the rights of one of our stockholders, unless otherwise determined by the plan administrator. An award of deferred stock confers upon a participant the right to receive shares of our common stock at the end of a specified deferral period, and may be subject to possible forfeiture of the award in the event of certain terminations of employment prior to the end of a specified restricted period. Prior to settlement, an award of deferred stock carries no voting or dividend rights or other rights associated with share ownership, although dividend equivalents may be granted, as discussed below.

Dividend Equivalents
      The plan administrator is authorized to grant dividend equivalents conferring on participants the right to receive, currently or on a deferred basis, cash, shares of our common stock, other awards, or other property equal in value to dividends paid on a specific number of shares of our common stock or other periodic payments. Dividend equivalents may be granted alone or in connection with another award, may be paid currently or on a deferred basis and, if deferred, may be deemed to have been reinvested in additional shares of our common stock, awards, or otherwise as specified by the plan administrator.

Bonus Stock and Awards in Lieu of Cash Obligations
      The plan administrator is authorized to grant shares of our common stock as a bonus free of restrictions for services performed for us or to grant shares of our common stock or other awards in lieu of our obligations to pay cash under the plan or other plans or compensatory arrangements, subject to such terms as the plan administrator may specify.

Other Stock-Based Awards
      The plan administrator is authorized to grant awards under the plan that are denominated or payable in, valued by reference to, or otherwise based on or related to shares of our common stock. Such awards might include convertible or exchangeable debt securities, other rights convertible or exchangeable into shares of our common stock, purchase rights for shares of our common stock, awards with value and payment contingent upon our performance or any other factors designated by the plan administrator, and awards valued by reference to the book value of shares of our common stock or the value of securities of or the performance of specified subsidiaries or business units. The plan administrator determines the terms and conditions of such awards.

Performance Awards
      The right of a participant to exercise or receive a grant or settlement of an award, and the timing thereof, may be subject to such performance conditions, including subjective individual goals, as may be specified by the plan administrator. In addition, the plan authorizes specific performance awards, which represent a conditional right to receive cash, shares of our common stock, or other awards upon achievement of certain pre-established performance goals and subjective individual goals during a specified fiscal year. Performance awards granted to persons whom the plan administrator expects will, for the year in which a deduction arises, be “covered employees” (as defined below) will, if and to the extent intended by the plan administrator, be subject to provisions that should qualify such awards as “performance based” compensation not subject to the limitation on tax deductibility by us under Section 162(m) of the Internal Revenue Code, or the Code. For purposes of Section 162(m), the term “covered employee” means our Chief Executive Officer and our four most highly compensated officers as of the end of a taxable year as disclosed in our filings with the SEC. If and to the extent required under Section 162(m), any power or authority relating to a performance award intended to qualify under Section 162(m) is to be exercised by the Compensation Committee, it will not be exercised by our Board of Directors.
      Subject to the requirements of the plan, the plan administrator will determine performance award terms, including the required levels of performance with respect to specified business criteria, the corresponding amounts payable upon achievement of such levels of performance, termination and forfeiture provisions, and the form of settlement. One or more of the following business criteria based on our consolidated financial statements, or those of our affiliates, or those of our business units or affiliates (except with respect to the total stockholder return and earnings per share criteria), will be used by the plan administrator in establishing performance goals for such performance awards (including for awards designed to comply with the performance-based compensation exception to Section 162(m)): (1) total stockholder return, (2) total stockholder return compared to total return (on a comparable basis) of a publicly available index; (3) net income; (4) pretax earnings; (5) earnings before interest expense, taxes, depreciation, and amortization; (6) pretax operating earnings after interest expense but before bonuses and extraordinary or special items; (7) operating margin; (8) earnings per share; (9) return on equity; (10) return on capital; (11) return on investment; (12) operating earnings; (13) cash flow from operations; and (14) ratio of debt to stockholders’ equity. In granting performance awards, the plan administrator may establish unfunded award “pools,” the amounts of which will be based upon the achievement of a performance goal or goals based on one or more of the business criteria described in the plan. During the first 90 days of a performance period, the plan administrator will determine who will potentially receive performance awards for that performance period, either out of the pool or otherwise.
      After the end of each performance period, the plan administrator (which will be the Compensation Committee for awards intended to qualify as performance-based for purposes of Section 162(m)) will determine (a) the amount of any pools and the maximum amount of potential performance awards payable to each participant in the pools and (b) the amount of any other potential performance awards payable to participants in the plan. The plan administrator may, in its discretion, determine that the amount payable as a performance award will be reduced from the amount of any potential award.

Other Terms of Awards
      Awards may be settled in the form of cash, shares of our common stock, other awards, or other property in the discretion of the plan administrator. Awards under the plan are generally granted without a requirement that the participant pay consideration in the form of cash or property for the grant (as distinguished from the exercise), except to the extent required by law. The plan administrator may require or permit participants to defer the settlement of all or part of an award in accordance with such terms and conditions as the plan administrator may establish, including payment or crediting of interest or dividend equivalents on deferred amounts, and the crediting of earnings, gains, and losses based on deemed investment of deferred amounts in specified investment vehicles. The plan administrator is authorized to place cash, shares of our common stock, or other property in trusts or make other arrangements to provide for payment of our obligations under the plan. The plan administrator may condition any payment relating to an award on the withholding of taxes and may provide that a portion of any shares of our common stock or other property to be distributed will be withheld (or previously acquired shares of our common stock or other property be surrendered by the participant) to satisfy withholding and other tax obligations. Awards granted under the plan generally may not be pledged or otherwise encumbered and are not transferable except by will or by the laws of descent and distribution, or to a designated beneficiary upon the participant’s death, except that the plan administrator may, in its discretion, permit transfers of nonqualified stock options for estate planning or other purposes subject to any applicable restrictions under Rule 16b-3 under the Securities Exchange Act of 1934.
      The plan administrator may grant awards in exchange for other awards under the plan or under other of our compensation plans, or other rights to payment from us, and may grant awards in addition to or in tandem with such other awards or rights. In addition, the plan administrator may cancel awards granted under the plan in exchange for a payment of cash or other property. The terms of any exchange of or purchase of an award will be determined by the plan administrator in its sole discretion.

Acceleration of Vesting; Change in Control
      The plan administrator may, in its discretion, accelerate the vesting, exercisability, lapsing of restrictions, or expiration of deferral of any award, including if we undergo a “change in control,” as defined in the plan. In addition, the plan administrator may provide in an award agreement or employment agreement that the performance goals relating to any performance-based award will be deemed to have been met upon the occurrence of any “change in control.” The plan administrator may, in its discretion and without the consent of the participant, either (a) accelerate the vesting of all awards in full or as to some percentage of the award to a date prior to the effective date of the “change in control;” or (b) provide for a cash payment in exchange for the termination of an award or any portion of an award where such cash payment is equal to the fair market value of the shares that the participant would receive if the award were fully vested and exercised as of such date, less any applicable exercise price. The plan administrator will determine whether each award is assumed, continued, substituted, or terminated. In connection with a “change in control,” we may assign to the acquiring or successor company any repurchase rights associated with any awards, and the plan administrator may provide that any repurchase rights held by us associated with such awards will lapse in whole or in part contingent upon the “change in control.”
      In the event of a “corporate transaction” (as defined in the plan), the acquiror may assume or substitute for each outstanding stock award. If the acquiror does not assume or substitute for an outstanding stock option, such stock option will terminate immediately prior to the close of such corporate transaction to the extent the option is not exercised.

Amendment and Termination
      Our Board of Directors may amend, alter, suspend, discontinue, or terminate the plan or the plan administrator’s authority to grant awards without further stockholder approval, except stockholder approval must be obtained for any amendment or alteration if such approval is required by law or regulation or under the rules of any stock exchange or quotation system on which shares of our common stock are then listed or quoted. Stockholder approval will not be deemed to be required under laws or regulations, such as those relating to ISOs, that condition favorable treatment of participants on such approval, although our Board of Directors may, in its discretion, seek stockholder approval in any circumstance in which it deems such approval advisable. Unless earlier terminated by our Board of Directors, the plan will terminate on the earlier of (1) 10 years after its adoption by our Board of Directors or (2) such time as no shares of our common stock remain available for issuance under the plan and we have no further rights or obligations with respect to outstanding awards under the plan. Amendments to the plan or any award require the consent of the affected participant if the amendment has a material adverse effect on the participant.

Federal Income Tax Consequences of Awards
      The information set forth below is a summary only and does not purport to be complete. In addition, the information is based upon current federal income tax rules, and therefore is subject to change when those rules change. Moreover, because the tax consequences to any recipient may depend on his particular situation, each recipient should consult the recipient’s tax adviser regarding the federal, state, local, and other tax consequences of the grant or exercise of an award or the disposition of stock acquired as a result of an award. The plan is not qualified under the provisions of Section 401(a) of the Code and is not subject to any of the provisions of the Employee Retirement Income Security Act of 1974.

Nonqualified Stock Options
      Generally, there is no taxation upon the grant of a nonqualified stock option. On exercise, an optionee will recognize ordinary income equal to the excess, if any, of the fair market value on the date of exercise of the stock over the exercise price. If the optionee is our employee or an employee of an affiliate, that income will be subject to withholding tax. The optionee’s tax basis in those shares will be equal to their fair market value on the date of exercise of the option, and the optionee’s capital gain holding period for those shares will begin on that date.
      Subject to the requirement of reasonableness, the provisions of Section 162(m), and the satisfaction of a tax reporting obligation, we will generally be entitled to a tax deduction equal to the taxable ordinary income realized by the optionee.

Incentive Stock Options
      The plan provides for the grant of stock options that qualify as “incentive stock options,” which we refer to as ISOs, as defined in Section 422 of the Code. Under the Code, an optionee generally is not subject to ordinary income tax upon the grant or exercise of an ISO. In addition, if the optionee holds a share received on exercise of an ISO for at least two years from the date the option was granted and at least one year from the date the option was exercised, which we refer to as the Required Holding Period, the difference, if any, between the amount realized on a sale or other taxable disposition of that share and the holder’s tax basis in that share will be long-term capital gain or loss.
      If, however, an optionee disposes of a share acquired on exercise of an ISO before the end of the Required Holding Period, which we refer to as a Disqualifying Disposition, the optionee generally will recognize ordinary income in the year of the Disqualifying Disposition equal to the excess, if any, of the fair market value of the share on the date the ISO was exercised over the exercise price. However, if the sales proceeds are less than the fair market value of the share on the date of exercise of the option, the amount of ordinary income recognized by the optionee will not exceed the gain, if any, realized on the sale. If the amount realized on a Disqualifying Disposition exceeds the fair market value of the share on the date of exercise of the option, that excess will be short-term or long-term capital gain, depending on whether the holding period for the share exceeds one year.
      For purposes of the alternative minimum tax, the amount by which the fair market value of a share of stock acquired on exercise of an ISO exceeds the exercise price of that option generally will be an adjustment included in the optionee’s alternative minimum taxable income for the year in which the option is exercised. If, however, there is a Disqualifying Disposition of the share in the year in which the option is exercised, there will be no adjustment for alternative minimum tax purposes with respect to that share. If there is a Disqualifying Disposition in a later year, no income with respect to the Disqualifying Disposition will be included in the optionee’s alternative minimum taxable income for that year. In computing alternative minimum taxable income, the tax basis of a share acquired on exercise of an ISO is increased by the amount of the adjustment taken into account with respect to that share for alternative minimum tax purposes in the year the option is exercised.
      We are not allowed an income tax deduction with respect to the grant or exercise of an ISO or the disposition of a share acquired on exercise of an ISO after the Required Holding Period. However, if there is a Disqualifying Disposition of a share, we are allowed a deduction in an amount equal to the ordinary income includible in income by the optionee, provided that amount constitutes an ordinary and necessary business expense for us and is reasonable in amount, and either the employee includes that amount in income or we timely satisfy our reporting requirements with respect to that amount.

Stock Awards
      Generally, the recipient of a stock award will recognize ordinary compensation income at the time the stock is received equal to the excess, if any, of the fair market value of the stock received over any amount paid by the recipient in exchange for the stock. If, however, the stock is not vested when it is received (for example, if the employee is required to work for a period of time in order to have the right to sell the stock), the recipient generally will not recognize income until the stock becomes vested, at which time the recipient will recognize ordinary compensation income equal to the excess, if any, of the fair market value of the stock on the date it becomes vested over any amount paid by the recipient in exchange for the stock. A recipient may, however, file an election with the Internal Revenue Service, within 30 days of his or her receipt of the stock award, to recognize ordinary compensation income, as of the date the recipient receives the award, equal to the excess, if any, of the fair market value of the stock on the date the award is granted over any amount paid by the recipient in exchange for the stock.
      The recipient’s basis for the determination of gain or loss upon the subsequent disposition of shares acquired as stock awards will be the amount paid for such shares plus any ordinary income recognized either when the stock is received or when the stock becomes vested.
      Subject to the requirement of reasonableness, the provisions of Section 162(m), and the satisfaction of a tax reporting obligation, we will generally be entitled to a tax deduction equal to the taxable ordinary income realized by the recipient of the stock award.

Stock Appreciation Rights
      We may grant stock appreciation rights separate from any other award, which we refer to as stand-alone stock appreciation rights, or in tandem with options, which we refer to as tandem stock appreciation rights, under the plan.
      With respect to stand-alone stock appreciation rights, if the recipient receives the appreciation inherent in the stock appreciation rights in cash, the cash will be taxable as ordinary compensation income to the recipient at the time that the cash is received. If the recipient receives the appreciation inherent in the stock appreciation rights in shares of stock, the recipient will recognize ordinary compensation income equal to the excess of the fair market value of the stock on the day it is received over any amounts paid by the recipient for the stock.
      With respect to tandem stock appreciation rights, if the recipient elects to surrender the underlying option in exchange for cash or shares of stock equal to the appreciation inherent in the underlying option, the tax consequences to the recipient will be the same as discussed above relating to the stand-alone stock appreciation rights. If the recipient elects to exercise the underlying option, the recipient will be taxed at the time of exercise as if he or she had exercised a nonqualified stock option (discussed above).
      Subject to the requirement of reasonableness, the provisions of Section 162(m), and the satisfaction of a tax reporting obligation, we will generally be entitled to a tax deduction equal to the taxable ordinary income realized by the recipient of the stock appreciation right.

Dividend Equivalents
      Generally, the recipient of a dividend equivalent award will recognize ordinary compensation income at the time the dividend equivalent award is received equal to the fair market value dividend equivalent award received. Subject to the requirement of reasonableness, the provisions of Section 162(m), and the satisfaction of a tax reporting obligation, we will generally be entitled to a tax deduction equal to the taxable ordinary income realized by the recipient of the dividend equivalent.

Section 162 Limitations
      Section 162(m) denies a deduction to any publicly held corporation for compensation paid to certain “covered employees” in a taxable year to the extent that compensation to such covered employee exceeds $1 million. It is possible that compensation attributable to stock awards, when combined with all other types of compensation received by a covered employee from us, may cause this limitation to be exceeded in any particular year. For purposes of Section 162(m), the term “covered employee” means our Chief Executive Officer and our four highest compensated officers as of the end of a taxable year as disclosed in our filings with the SEC.
      Certain kinds of compensation, including qualified “performance-based” compensation, are disregarded for purposes of the Section 162(m) deduction limitation. In accordance with Treasury regulations issued under Section 162(m), compensation attributable to certain stock awards will qualify as performance-based compensation if the award is granted by a committee of the Board of Directors consisting solely of “outside directors” and the stock award is granted (or exercisable) only upon the achievement (as certified in writing by the committee) of an objective performance goal established in writing by the committee while the outcome is substantially uncertain, and the material terms of the plan under which the award is granted is approved by stockholders. A stock option or stock appreciation right may be considered “performance-based” compensation as described in the previous sentence or by meeting the following requirements: the incentive compensation plan contains a per-employee limitation on the number of shares for which stock options and stock appreciation rights may be granted during a specified period, the material terms of the plan are approved by the stockholders, and the exercise price of the option or right is no less than the fair market value of the stock on the date of grant.
      The regulations under Section 162(m) require that the directors who serve as members of the committee must be “outside directors.” The plan provides that directors serving on the committee must be

“outside directors” within the meaning of Section 162(m). This limitation would exclude from the committee directors who are (i) our current employees or those of one of our affiliates, (ii) our former employees or those of one of our affiliates who receive compensation for past services (other than benefits under a tax-qualified pension plan), (iii) our current and former officers or those of one of our affiliates, (iv) directors currently receiving direct or indirect remuneration from us or one of our affiliates in any capacity other than as a director, and (v) any other person who is not otherwise considered an “outside director” for purposes of Section 162(m). The definition of an “outside director” under Section 162(m) is generally narrower than the definition of a “non-employee director” under Rule 16b-3 of the Exchange Act.
2005 Employee Stock Purchase Plan
      We adopted our 2005 Employee Stock Purchase Plan, or ESPP, during June 2005 to become effective upon the closing of this offering. We submitted the ESPP, to our stockholders for approval at a meeting to be held during July 2005.

Principal Reasons for the Plan; General Terms
      The purpose of the ESPP is to provide a means by which our employees may be given an opportunity to purchase shares of common stock through payroll deductions, to assist us in retaining the services of our employees, to secure and retain the services of new employees, and to provide incentives for such persons to exert maximum efforts for our success.
      The rights to purchase common stock granted under the ESPP are intended to qualify as options issued under an “employee stock purchase plan” as that term is defined in Section 423(b) of the Internal Revenue Code of 1986, as amended, or the Code.
      We have reserved for issuance 625,000 shares of common stock under the ESPP. Many of our approximately 800 employees are eligible to participate in the ESPP, as described below.

Administration
      Our Board of Directors administers the ESPP and has the final power to construe and interpret both the ESPP and the rights granted under it. Our Board of Directors has the power, subject to the provisions of the ESPP, to determine when and how rights to purchase common stock will be granted, the provisions of each offering of such rights (which need not be identical), whether employees of our company will be eligible to participate in the ESPP.
      The Board has the power to delegate administration of the ESPP to a committee composed of not fewer than one member of the Board of Directors, which we expect to be the Compensation Committee. As used herein with respect to the ESPP, the “Board” refers to any committee the Board of Directors appoints or to the Board of Directors.

Stock Subject to ESPP
      An aggregate of 625,000 shares of common stock is reserved for issuance under the ESPP, subject to annual increases equal to the lesser of (a) 1.5% of the shares of our common stock outstanding on the first day of the fiscal year, or (b) 500,000 shares of common stock. If rights granted under the ESPP expire, lapse, or otherwise terminate without being exercised, the shares of common stock not purchased under such rights again become available for issuance under the ESPP.

Offerings
      The ESPP is implemented by offerings of rights to all eligible employees from time to time by the Board. The maximum length for an offering under the plan is 27 months. A participant with more than one purchase right outstanding will be deemed to fully exercise the purchase right with a lower exercise price (or an earlier-granted date if the rights have the same exercise price), unless otherwise indicated by the participant.

Eligibility
      Any person who is customarily employed by us at least 20 hours per week and five months per calendar year on the first day of an offering is eligible to participate in that offering, provided such person has been employed by us for a period determined by the Board, such period not to exceed two years. Officers of our company may be eligible to participate in the ESPP, however, the Board may provide that “highly compensated” employees are not eligible to participate in the ESPP.
      However, no employee is eligible to participate in the ESPP if, immediately after the grant of purchase rights, the employee would own, directly or indirectly, stock representing 5% or more of the total combined voting power or value of all classes of stock of our company (including any stock which such employee may purchase under all outstanding rights and options). In addition, no employee may purchase shares of our common stock worth more than $25,000 (determined at the fair market value of the shares at the time such rights are granted) under all of our employee stock purchase plans in any calendar year. The ESPP is the only employee stock purchase plan adopted by the Board.

Participation in the Plan
      Eligible employees enroll in the ESPP by delivering to us, prior to the date selected by the Board as the offering date for the offering, an agreement authorizing payroll deductions during the offering, not to exceed fifteen percent (15%) of such employees’ eligible earnings during the offering period.

Purchase Price
      Commencing on the effective date of the ESPP through December 31, 2005, the purchase price per share at which shares of common stock are sold in an offering under the ESPP will not be less than the lesser of (i) 85% of the fair market value of one share of common stock on first day of the offering, or (ii) 85% of the fair market value of one share of common stock on the last day of the offering. Following December 31, 2005, the purchase price per share at which shares of common stock are sold in an offering under the ESPP will not be less than 95% of the fair market value of one share of common stock on the last day of the applicable offering period.

Payment of Purchase Price; Payroll Deductions
      The purchase price of the shares is accumulated by payroll deductions during the offering period. At any time during the offering, a participant may reduce, increase, or terminate his or her payroll deductions as the Board provides in the offering. All payroll deductions made for a participant are credited to his or her account under the ESPP and deposited with the general funds of our company. To the extent specifically provided in the offering, a participant may make additional payments into such account.

Purchase of Stock
      By executing an agreement to participate in the ESPP, the employee is entitled to purchase shares under the ESPP. In connection with offerings made under the ESPP, the Board specifies a maximum number of shares of common stock an employee may be granted the right to purchase and the maximum aggregate number of shares of common stock that may be purchased pursuant to such offering by all participants. If the aggregate number of shares to be purchased upon exercise of rights granted in the offering would exceed the maximum aggregate number of shares of common stock available, the Board would make a pro rata allocation of available shares in a uniform and equitable manner. Unless the employee’s participation is discontinued, his or her right to purchase shares is exercised automatically on each purchase date during an offering at the applicable price.

Withdrawal
      While each participant in the ESPP is required to sign an agreement authorizing payroll deductions, the participant may withdraw from a given offering by terminating his or her payroll deductions and by delivering to us a notice of withdrawal from the ESPP.
      Upon any withdrawal from an offering by the employee, we will distribute to the employee his or her accumulated payroll deductions without interest, less any accumulated deductions previously applied to the purchase of shares of common stock on the employee’s behalf during such offering, and such employee’s interest in the offering will be automatically terminated. The employee is not entitled to again participate in that offering. However, an employee’s withdrawal from an offering will not have any effect upon such employee’s eligibility to participate in subsequent offerings under the ESPP.

Termination of Employment or other Lack of Eligibility
      Rights granted pursuant to any offering under the ESPP terminate immediately upon cessation of an employee’s employment for any reason or no reason (subject to any post-employment participation period required by law) or other lack of eligibility for any reason, and we will distribute to such employee all of his or her accumulated payroll deductions, without interest, less any accumulated deductions previously applied to the purchase of shares of common stock on the employee’s behalf during such offering.

Restrictions on Transfer
      Rights granted under the ESPP are not transferable and may be exercised only by the person to whom such rights are granted.

Adjustment Provisions
      Transactions not involving receipt of consideration by us, such as a merger, consolidation, reorganization, stock dividend, or stock split, may change the type, class, and number of shares of common stock subject to the ESPP and to outstanding purchase rights. In that event, the ESPP will be appropriately adjusted in the type, class, and maximum number of shares subject to the ESPP and the outstanding purchase rights granted under the ESPP will be appropriately adjusted in the type, class, number of shares, and purchase limits of such purchase rights.

Effect of Certain Corporate Transactions
      In the event of (i) the sale, lease, license, or other disposition of all or substantially all of our consolidated assets, (ii) the sale or other disposition of at least ninety percent (90%) of our outstanding securities, or (iii) certain specified types of merger, consolidation, or similar transactions (collectively, “corporate transaction”), any surviving or acquiring corporation may continue or assume rights outstanding under the ESPP or may substitute similar rights. If any surviving or acquiring corporation does not assume such rights or substitute similar rights, then the participants’ accumulated payroll deductions will be used to purchase shares of common stock within twenty (20) business days prior to the corporate transaction under the ongoing offering and the participants’ rights under the ongoing offering will terminate immediately after such purchase.

Duration, Amendment, and Termination
      The Board may suspend or terminate the ESPP at any time. Unless terminated earlier, the ESPP will terminate at that time that all of the shares of common stock reserved for issuance under the ESPP, as increased or adjusted from time to time, have been issued under the terms of the ESPP.
      The Board may amend the ESPP at any time. Any amendment of the ESPP, except amendments relating solely to (i) benefit the administration of the ESPP, (ii) take account of a change in legislation, or (iii) exchange control or regulatory treatment for participants or us, must be approved by the stockholders after its adoption by the Board if the amendment is necessary for the ESPP to satisfy Sections 423 of the Code or other applicable laws and regulations.
      Rights granted before amendment or termination of the ESPP will not be altered or impaired by any amendment or termination of the ESPP, except (i) with consent of the employee to whom such rights were granted; or (ii) as necessary to comply with any laws or governmental regulations (including, without limitation the provisions of the Code and the regulations thereunder relating to employee stock purchase plans).

Federal Income Tax Information
      Rights granted under the ESPP are intended to qualify for favorable federal income tax treatment associated with rights granted under an employee stock purchase plan which qualifies under provisions of Section 423 of the Code.
      A participant will be taxed on amounts withheld for the purchase of shares of common stock as if such amounts were actually received. Other than this, no income will be taxable to a participant until disposition of the acquired shares, and the method of taxation will depend upon the holding period of the acquired shares.
      If the stock is disposed of more than two years after the beginning of the offering period and more than one year after the stock is transferred to the participant, then the lesser of (i) the excess of the fair market value of the stock at the time of such disposition over the exercise price, or (ii) the excess of the fair market value of the stock as of the beginning of the offering period over the exercise price (determined as of the beginning of the offering period) will be treated as ordinary income. Any further gain or any loss will be taxed as a long-term capital gain or loss. At present, such capital gains generally are subject to lower tax rates than ordinary income.
      If the stock is sold or disposed of before the expiration of either of the holding periods described above, then the excess of the fair market value of the stock on the exercise date over the exercise price will be treated as ordinary income at the time of such disposition. The balance of any gain will be treated as capital gain. Even if the stock is later disposed of for less than its fair market value on the exercise date, the same amount of ordinary income is attributed to the participant, and a capital loss is recognized equal to the difference between the sales price and the fair market value of the stock on such exercise date. Any capital gain or loss will be short-term or long-term, depending on how long the stock has been held.
      There are no federal income tax consequences to us by reason of the grant or exercise of rights under the ESPP. We are entitled to a deduction to the extent amounts are taxed as ordinary income to a participant (subject to the requirement of reasonableness and the satisfaction of tax reporting obligations).

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
Bridge Financings

May 2002 Bridge — 9% Convertible Notes
      During May 2002, we issued to Kona KC Investment LLC, an entity affiliated with Chandler, our former Chief Executive Officer, 9% convertible notes in the aggregate principal amount of $1.0 million together with warrants to purchase an aggregate of 250,000 shares of our common stock at an exercise price of $1.20 per share. The notes were scheduled to mature upon the earlier of (a) the closing of a financing of our company that generates net proceeds to us of at least $3.0 million; or (b) two years following the date of issuance of the notes. During August 2003, upon the completion of our Series A preferred financing, all of the notes converted pursuant to their terms into shares of our Series A preferred stock at a conversion price per share equal to $1.20.
      In connection with the May 2002 bridge financing, and subject only to the voting agreement among us and certain of our stockholders, so long as the bridge loan warrants remain outstanding, Michael McDermott, the founder of our company, agreed to vote his shares of common stock in favor of one director designated by the investors. Subsequent to the issuance of the notes, we appointed Chandler as our Chief Executive Officer. The investor appointed Chandler as its director designee, who resigned as an officer and director of our company during May 2004.
      The number of shares issuable upon exercise of the warrants and the exercise price of the warrants are subject to proportionate adjustment in the event we subdivide our outstanding shares of common stock by recapitalization, reclassification, stock split, reverse stock split, stock dividend, or other distribution of shares of common stock to our stockholders. In the event of any reorganization of our company, or in the event we consolidate or merge into another entity or sell all or substantially all of our assets, the holder will be entitled to receive securities or property that would have been received by the holder had the holder exercised the warrants in full immediately prior to the closing of such transaction.

October 2002 Bridge — 10% Promissory Note
      During October 2002, we issued to Kona KC Investment LLC, an entity affiliated with Chandler, our former Chief Executive Officer, a promissory note in the aggregate principal amount of $0.5 million. The note bore interest at 10% per annum payable monthly. The note matured and was repaid in full, together with accrued interest, during January 2003. The note was an unsecured obligation of our company, however, the obligations under the note were guaranteed by Michael McDermott, our founder.

January 2003 Bridge — 8% Promissory Note
      During January 2003, we borrowed $1.2 million from an affiliate of Michael McDermott, our founder and former officer and director. The loan was in the form of a promissory note that accrued interest at 8% per annum, payable quarterly, and was secured by certain assets of our company as well as certain shares of our common stock held by Mr. McDermott. In addition, Mr. McDermott personally guaranteed our obligations under the note. We repaid the note and all accrued interest during January 2004.
Series A Preferred Financing
      During August 2003, we issued to seven investors 4,166,666 shares of our Series A preferred stock at a price of $1.20 per share, which included the sale of 3,333,332 shares for $4.0 million and conversion of $1.0 million principal amount of the notes issued during May 2002 described above into 833,334 shares. Marcus Jundt, our Chairman of the Board, was the lead investor in this financing and purchased from us 3,083,332 of such shares for an aggregate investment of $3.7 million. In addition, Kona KC Investment LLC, an entity affiliated with Chandler, our former Chief Executive Officer, purchased from us 833,334 of such shares for an aggregate investment of $1.0 million. The holders of Series A preferred stock have agreed to convert their shares into shares of our common stock immediately prior to the closing of this offering.

      In connection with the Series A preferred financing, we entered into a stockholders agreement with the investors governing certain restrictions and rights of first on transfer of shares of our capital stock held by the investors. In addition, in all elections of directors, the investors agreed to vote such shares in favor of seven directors as set forth in the agreement. The holders of Series A preferred stock have the right to designate two of the seven directors, and have currently designated Messrs. Hipskind and Winczewski. The parties to the stockholders’ agreement have agreed to terminate the stockholders’ agreement upon the closing of this offering.
Convertible Subordinated Promissory Note Financing
      During July 2004, we issued a $3.0 million principal amount subordinated promissory note convertible into shares of our Series B preferred stock. The note is held by Kona MN, LLC, an entity controlled by Marcus Jundt and Richard J. Hauser, directors of our company. The principal balance of the note bears interest at an annual rate of 10%, payable monthly on the last day of each month. The note is subordinated in right of liens and payment in full of up to $16.0 million of our senior indebtedness, which includes principal and accrued interest payable to banks, insurance companies, or other secured lenders. Upon 60 days’ prior written notice to the noteholder, we may prepay in whole or in part the principal and accrued interest payable under the note, at which time the noteholder shall have the right to convert the note as described below. The noteholder also has the right to convert the note at any time prior to payment. The noteholder has agreed to convert the principal amount outstanding under the convertible subordinated promissory note into shares of Series B preferred stock and then immediately convert those shares into shares of our common stock immediately prior to the closing of this offering.
      In connection with the issuance of the note, we issued to the noteholder a five-year warrant to purchase up to 1,000,000 shares of our common stock at an exercise price of $1.00 per share. The warrant is exercisable upon the earlier of July 30, 2009 or the closing of the sale and issuance of our initial public offering, the gross proceeds of which are at least $25.0 million at a per share price of not less than $7.00. The warrant contains provisions that provide for the cashless exercise of the warrant. The number of shares issuable upon exercise of the warrant and the exercise price of the warrant are subject to proportionate adjustment in the event we subdivide our outstanding shares of common stock by recapitalization, reclassification, stock split, reverse stock split, stock dividend, or other distribution of shares of common stock to our stockholders. In the event of any reorganization of our company, or in case we consolidate or merge into another corporation or sell all or substantially all of our assets, the warrantholder will be entitled to receive securities or property that would have been received by the warrantholder had the holder exercised the warrant in full immediately prior to the closing of such transaction.
Related Party Options
      During January 2005, in consideration for his prior service to our company, including providing capital to our company and his personal guaranty of company obligations, we granted to Mr. Jundt options to purchase 200,000 shares of our common stock at an exercise price of $1.20 per share. In addition, in consideration for his service as our Chairman of the Board, during January 2005 we granted to Mr. Jundt options to purchase 100,000 shares of our common stock at an exercise price of $1.20 per share.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
      The following table sets forth certain information regarding the beneficial ownership of our common stock on June 30, 2005 by the following:

•	each of our directors and executive officers;

•	all of our directors and executive officers as a group; and

•	each person known by us to own more than 5% of our common stock.

			Percent Beneficially
	Number of		Owned(2)
	Shares
	Beneficially		Before	After
Name of Beneficial Owner	Owned(1)		Offering	Offering

Directors and Executive Officers:
Marcus E. Jundt	5,363,006	(3)	35.1%
C. Donald Dempsey	888,611	(4)	6.0%
Jason J. Merritt	518,000	(5)	3.6%
Mark S. Robinow	355,444	(6)	2.5%
Chandler	173,560	(7)	1.2%
Frank B. Bennett	48,000	(8)	*
Richard J. Hauser	4,357,334	(9)	29.0%
Douglas G. Hipskind	40,000	(10)	*
W. Kirk Patterson	32,000	(11)	*
Anthony L. Winczewski	—		—
All directors and executive officers as a group (10 persons)	8,276,005		48.1%
5% Stockholders:
Kona MN, LLC	3,500,000	(12)	23.4%
Mary Joann Jundt Irrevocable Trust	2,286,992	(13)	13.4%
James R. Jundt	1,933,333	(14)	10.9%
Kona KC Investment LLC	1,083,334	(15)	7.6%
Mary Jane Hauser	833,334	(9)	6.0%
EFO/Kona G.P.	750,000	(16)	5.4%

*	Less than one percent.

(1)	Except as otherwise indicated, each person named in the table has sole voting and investment power with respect to all common stock beneficially owned, subject to applicable community property law. Except as otherwise indicated, each person may be reached as follows: c/o Kona Grill, Inc., 7150 East Camelback Road, Suite 220, Scottsdale, Arizona 85251.

(2)	The percentages shown are calculated based on 13,982,666 shares of common stock outstanding on June 30, 2005, and shares of common stock outstanding as adjusted after the offering. The numbers and percentages shown include the shares of common stock actually owned as of June 30, 2005 and the shares of common stock that the identified person or group had the right to acquire within 60 days of such date. In calculating the percentage of ownership, all shares of common stock that the identified person or group had the right to acquire within 60 days of June 30, 2005 upon the exercise of options or warrants are deemed to be outstanding for the purpose of computing the percentage of the shares of common stock owned by that person or group, but are not deemed to be outstanding for the purpose of computing the percentage of the shares of common stock owned by any other person or group.

(3)	Mr. Marcus Jundt is the son of Mr. James R. Jundt, and Mr. Marcus Jundt is a beneficiary of the Mary Joann Jundt Irrevocable Trust. The number of shares of common stock beneficially owned by

Mr. Jundt includes (a) 54,000 shares held in trust by his children, of which Mr. Marcus Jundt is not a trustee; (b) 2,500,000 shares of common stock beneficially owned by Kona MN, LLC, of which Mr. Marcus Jundt is a control person; (c) 1,000,000 shares of common stock issuable upon exercise of outstanding warrants held by Kona MN, LLC; and (d) 300,000 shares of common stock issuable upon exercise of vested stock options. The number of shares of common stock beneficially owned by Mr. Jundt does not include (i) 2,286,992 shares beneficially owned by the Mary Joann Jundt Irrevocable Trust; or (ii) 1,933,333 shares held by Mr. James R. Jundt. All shares of common stock held by Kona MN, LLC are included in the beneficial ownership for both Messrs. Jundt and Hauser.

(4)	Includes 888,611 shares of common stock issuable upon exercise of vested stock options.

(5)	Includes 475,000 shares of common stock issuable upon exercise of vested stock options.

(6)	Includes 355,444 shares of common stock issuable upon exercise of vested stock options.

(7)	Includes 48,560 shares of common stock issuable upon exercise of vested stock options.

(8)	Includes 48,000 shares of common stock issuable upon exercise of vested stock options.

(9)	Richard J. Hauser and Mary Jane Hauser are husband and wife, and Mr. Hauser is a control person of Kona MN, LLC. The number of shares of common stock beneficially owned by Mr. Hauser includes (a) 833,334 shares of common stock held by Ms. Hauser; (b) 2,500,000 shares of common stock held by Kona MN, LLC; (c) 1,000,000 shares of common stock issuable upon exercise of outstanding warrants held by Kona MN, LLC; and (d) 24,000 shares of common stock issuable upon exercise of vested stock options. All shares of common stock held by Kona MN, LLC are included in the beneficial ownership for both Messrs. Jundt and Hauser.

(10)	Includes 40,000 shares of common stock issuable upon exercise of vested stock options.

(11)	Includes 32,000 shares of common stock issuable upon exercise of vested stock options.

(12)	Includes 2,500,000 shares of common stock and 1,000,000 shares of common stock issuable upon exercise of outstanding warrants.

(13)	All of such shares are held by the Mary Joann Jundt Irrevocable Trust, of which Mrs. Mary Joann Jundt, the mother of Mr. Marcus Jundt, is trustee.

(14)	Mr. James Jundt is the father of Mr. Marcus Jundt and has sole voting and dispositive power over all such shares.

(15)	Includes 250,000 shares of common stock issuable upon exercise of outstanding warrants. Kona KC Investment LLC is controlled by RJN II, LLC, its manager. Robert J. Novak controls both Kona KC Investment, LLC and RJN II, LLC. The address for Kona KC Investment LLC, RJN II LLC, and Mr. Novak is 5219 North Casa Blanca Drive, Paradise Valley, Arizona 85253.

(16)	Represents 750,000 shares of common stock. EFO/Kona G.P. is an entity controlled by William Esping. The address for EFO/Kona G.P. and Mr. Esping is 2828 Routh, Suite 500, Dallas, Texas, 75201.

DESCRIPTION OF CAPITAL STOCK
      We are authorized to issue                      shares of common stock, $.01 par value, and                      shares of undesignated preferred stock, $.01 par value. The following description of our capital stock is intended to be a summary and does not describe all provisions of our certificate of incorporation or bylaws or Delaware law applicable to us. For a more thorough understanding of the terms of our capital stock, you should refer to our certificate of incorporation and bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part.
Common Stock
      The holders of common stock are entitled to one vote per share on all matters to be voted upon by stockholders. There is no cumulative voting. Subject to preferences that may be applicable to any outstanding preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available for that purpose. In the event of the liquidation, dissolution, or winding up of our company, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preferences of any outstanding preferred stock. The common stock has no preemptive or conversion rights, other subscription rights, or redemption or sinking fund provisions.
Preferred Stock
      Our certificate of incorporation authorizes our board of directors, without any vote or action by the holders of our common stock, to issue preferred stock from time to time in one or more series. Our board of directors is authorized to determine the number of shares and to fix the designations, powers, preferences, and the relative, participating, optional, or other rights of any series of preferred stock. Issuances of preferred stock would be subject to the applicable rules of the NASDAQ or other organizations on which our securities are then quoted or listed. Depending upon the terms of preferred stock established by our board of directors, any or all series of preferred stock could have preference over the common stock with respect to dividends and other distributions and upon our liquidation. If any shares of preferred stock are issued with voting powers, the voting power of the outstanding common stock would be diluted. Immediately prior to the closing of this offering and following the conversion of all shares of preferred stock to common stock, we will not have any shares of preferred stock outstanding. We have no present intention to issue any additional shares of preferred stock.
Registration Rights
      In connection with our Series A financing during August 2003 and convertible subordinated promissory note financing during July 2004, we granted certain registration rights to the investors in those offerings. We granted “demand” registration rights to the investors whereby upon request of the holders of at least 50% of registrable securities, we agreed to register the resale of the shares held by all of such investors. The demand rights may be exercised by the holders six months following the closing date of a qualified public offering of our company. A “qualified public offering” means a firm commitment underwritten public offering of our common stock in which we receive aggregate gross proceeds of at least $25.0 million at a price per share of no less than $7.00. We are not obligated to effectuate more than one registration before a qualified public offering or one registration following a qualified public offering. The demand rights are subject to customary underwriter holdbacks in the event the underwriters of such offering determine that inclusion of such shares would materially adversely affect the marketing of such offering. We also granted certain demand registration rights whereby the holders of at least 20% of the registrable securities may request that we register for resale their shares of common stock.

Anti-Takeover Effects

General
      Our certificate of incorporation, our bylaws, and the Delaware General Corporation Law contain certain provisions that could delay or make more difficult an acquisition of control of our company not approved by our board of directors, whether by means of a tender offer, open market purchases, a proxy context, or otherwise. These provisions have been implemented to enable us, particularly but not exclusively in the initial years of our existence as a publicly owned company, to develop our business in a manner that will foster our long-term growth without disruption caused by the threat of a takeover not deemed by our board of directors to be in the best interests of our company and our stockholders. These provisions could have the effect of discouraging third parties from making proposals involving an acquisition or change of control of our company even if such a proposal, if made, might be considered desirable by a majority of our stockholders. These provisions may also have the effect of making it more difficult for third parties to cause the replacement of our current management without the concurrence of our board of directors.
      There is set forth below a description of the provisions contained in our certificate of incorporation and bylaws and the Delaware General Corporation Law that could impede or delay an acquisition of control of our company that our board of directors has not approved. This description is intended as a summary only and is qualified in its entirety by reference to our certificate of incorporation and bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part, as well as the Delaware General Corporation Law.

Authorized but Unissued Preferred Stock
      Our certificate of incorporation authorizes our board of directors to issue one or more series of preferred stock and to determine, with respect to any series of preferred stock, the terms and rights of such series without any further vote or action by our stockholders. The existence of authorized but unissued shares of preferred stock may enable our board of directors to render more difficult or discourage an attempt to obtain control of our company by means of a proxy contest, tender offer, or other extraordinary transaction. Any issuance of preferred stock with voting and conversion rights may adversely affect the voting power of the holders of common stock, including the loss of voting control to others. The existence of authorized but unissued shares of preferred stock will also enable our board of directors, without stockholder approval, to adopt a “poison pill” takeover defense mechanism. We have no present plans to issue any shares of preferred stock.

Number of Directors; Removal; Filling Vacancies
      Our certificate of incorporation and bylaws provide that the number of directors shall be fixed only by resolution of our Board of Directors from time to time or by our stockholders. Our certificate of incorporation provides that directors may be removed by stockholders by the affirmative vote of at least 75% of the shares entitled to vote. Our certificate of incorporation and bylaws provide that vacancies on the Board of Directors may be filled only by a majority vote of the remaining directors or by the sole remaining director.

Classified Board
      Our certificate of incorporation provides for our board to be divided into three classes, as nearly equal in number as possible, serving staggered terms. Approximately one-third of our board will be elected each year. See “Management — Board Composition and Committees.” The provision for a classified board could prevent a party who acquires control of a majority of our outstanding common stock from obtaining control of the board until our second annual stockholders meeting following the date the acquirer obtains the controlling share interest. The classified board provision could have the effect of discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of us and could increase the likelihood that incumbent directors will retain their positions.

Stockholder Action
      Our certificate of incorporation provides that stockholder action may be taken only at an annual or special meeting of stockholders. This provision prohibits stockholder action by written consent in lieu of a meeting. Our certificate of incorporation and bylaws further provide that special meetings of stockholders may be called only by our Chairman of the Board of Directors, Chief Executive Officer, President, or Secretary, and shall be called by any such officer at the request in writing of a majority of the Board of Directors. Stockholders are not permitted to call a special meeting or to require our Board of Directors to call a special meeting of stockholders.
      The provisions of our certificate of incorporation and bylaws prohibiting stockholder action by written consent may have the effect of delaying consideration of a stockholder proposal until the next annual meeting unless a special meeting is called as provided above. These provisions would also prevent the holders of a majority of the voting power of our stock from unilaterally using the written consent procedure to take stockholder action. Moreover, a stockholder could not force stockholder consideration of a proposal over the opposition of the board of directors by calling a special meeting of stockholders prior to the time our chairman or a majority of the whole board believes such consideration to be appropriate.

Advance Notice for Stockholder Proposals and Director Nominations
      Our bylaws establish an advance notice procedure for stockholder proposals to be brought before any annual or special meeting of stockholders and for nominations by stockholders of candidates for election as directors at an annual meeting or a special meeting at which directors are to be elected. Subject to any other applicable requirements, including, without limitation, Rule 14a-8 under the Exchange Act, only such business may be conducted at a meeting of stockholders as has been brought before the meeting by, or at the direction of, our board of directors, or by a stockholder who has given our Secretary timely written notice, in proper form, of the stockholder’s intention to bring that business before the meeting. The presiding officer at such meeting has the authority to make such determinations. Only persons who are nominated by, or at the direction of, our board of directors, or who are nominated by a stockholder that has given timely written notice, in proper form, to our Secretary prior to a meeting at which directors are to be elected, will be eligible for election as directors.

Amendments to Bylaws
      Our certificate of incorporation provides that only our board of directors or the holders of at least 75% of the shares entitled to vote at an annual or special meeting of stockholders have the power to amend or repeal our bylaws.

Amendments to Certificate of Incorporation
      Any proposal to amend, alter, change, or repeal any provision of our certificate of incorporation requires approval by the affirmative vote of a majority of the voting power of all of the shares of our capital stock entitled to vote on such matters, with the exception of certain provisions of our certificate of incorporation that require a vote of at least 66 2/3% of such voting power. The requirement of a super-majority vote to approve amendments to the certificate of incorporation or bylaws could enable a minority of our stockholders to exercise veto power over an amendment.

Delaware Statutory Provisions
      We are subject to several anti-takeover provisions under the Delaware General Corporation Law, or DGCL, that may deter or hinder takeovers of Delaware corporations. Delaware’s control share acquisition statute generally provides that shares acquired in a “control share acquisition” will not possess any voting rights unless either the board of directors approves the acquisition or such voting rights are approved by a majority of the corporation’s voting shares, excluding interested shares. Interested shares are those held by our officers and inside directors and by the acquiring party. A “control share acquisition” is an acquisition, directly or indirectly, by any person of ownership of, or the power to direct the exercise of voting power with respect to, issued and outstanding “control shares” of a publicly held Delaware corporation. “Control shares” are shares that, except for Delaware’s control share acquisition statute, would have voting power that, when added to all other shares that can be voted by the acquiring party, would entitle the acquiring party, immediately after the acquisition of such shares, directly or indirectly, to exercise voting power in the election of directors within any of the following ranges:

•	at least 20% but less than 33 1/3% of all voting power;

•	at least 33 1/3% but less than a majority of all voting power; or

•	a majority or more of all voting power.
      We also are subject to the “affiliated transactions” statute of the DGCL. The affiliated transactions statute prohibits a publicly held Delaware corporation from engaging in a broad range of business combinations or other extraordinary corporate transactions with an “interested stockholder” unless:

•	the transaction is approved by a majority of disinterested directors;

•	the corporation has not had more than 300 stockholders of record at any time during the three years preceding the announcement of the transaction;

•	the interested stockholder has owned at least 80% of the corporation’s outstanding voting shares for at least five years;

•	the interested stockholder is the beneficial owner of at least 90% of the voting shares (excluding shares acquired directly from the corporation in a transaction not approved by a majority of the disinterested directors);

•	consideration is paid to the holders of the corporation’s shares equal to the highest amount per share paid by the interested stockholder for the acquisition of the corporation’s shares in the last two years or the fair market value of the shares, and other specified conditions are met; or

•	the transaction is approved by the holders of two-thirds of the company’s voting shares other than those owned by the interested stockholder.
      An “interested stockholder” is defined as a person who, together with affiliates and associates, beneficially owns more than 10% of a company’s outstanding voting shares. The DGCL defines “beneficial ownership” in more detail.
Limitation of Liability and Indemnification of Officers and Directors
      Our certificate of incorporation and bylaws limit the liability of directors to the fullest extent permitted by the Delaware General Corporation Law. In addition, our certificate of incorporation and bylaws provide that we will indemnify our directors and officers to the fullest extent permitted by law. In connection with this offering, we are entering into indemnification agreements with our current directors and executive officers and expect to enter into a similar agreement with any new directors or executive officers.
Indemnification for Securities Act Liabilities
      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted for directors, officers, or controlling persons pursuant to the provisions described in the preceding paragraph, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
Transfer Agent and Registrar
      Upon the closing of this offering, the transfer agent and registrar for our common stock will be Continental Stock Transfer & Trust Company. The transfer agent’s address is 17 Battery Place, New York, New York 10004 and its telephone number is (212)509-4000.

SHARES ELIGIBLE FOR FUTURE SALE
      Prior to this offering, there has been no public market for our common stock. We cannot predict the effect, if any, that market sales of shares, or the availability of shares for sale, will have on the market price of our common stock prevailing from time to time. Sales of our common stock in the public market after the restrictions described below lapse, or the perception that those sales may occur, could cause the prevailing market price to decline or to be lower than it might be in the absence of those sales or perceptions.
Sale of Restricted Shares
      Upon completion of this offering, we will have                      shares of common stock outstanding, based on                      shares of common stock outstanding as of                     , 2005. Of these shares, the shares sold in this offering, plus any shares sold upon exercise of the underwriters’ overallotment option, will be freely tradable without restriction under the Securities Act, except for any shares purchased by our “affiliates” as that term is defined in Rule 144 under the Securities Act. In general, affiliates include executive officers, directors, and 10% stockholders. Shares purchased by affiliates will remain subject to the resale limitations of Rule 144.
      The remaining shares outstanding prior to this offering are restricted securities within the meaning of Rule 144. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144, 144(k), or 701 promulgated under the Securities Act, which are summarized below.
      Taking into account the lock-up agreements, and assuming Oppenheimer & Co. Inc. does not release shares from these agreements, the following shares will be eligible for sale in the public market at the following times:

•	beginning on the effective date of the registration statement of which this prospectus forms a part, the shares sold in this offering will be immediately available for sale in the public market and approximately shares will be eligible for sale pursuant to Rule 144(k), none of which are held by affiliates;

•	beginning 90 days after the effective date of the registration statement of which this prospectus forms a part, approximately additional shares will be eligible for sale pursuant to Rule 701 that are not subject to lock-up agreements; and

•	beginning 180 days after the effective date of the registration statement of which this prospectus forms a part (unless the lock-up period is extended as described below and in “Underwriting”), approximately additional shares held by affiliates will be eligible for sale subject to volume, manner of sale, and other limitations under Rule 144; additional shares held by nonaffiliates will be eligible for sale pursuant to Rule 701; and additional shares will be eligible for sale pursuant to Rule 144(k).
Lock-Up Agreements
      Our directors, executive officers, and certain stockholders have entered into lock-up agreements in connection with this offering, generally providing that they will not offer, sell, contract to sell, or grant any option to purchase or otherwise dispose of our common stock or any securities exercisable for or convertible into our common stock owned by them for a period of 180 days after the date of this prospectus without the prior written consent of Oppenheimer & Co. Inc. Despite possible earlier eligibility for sale under the provisions of Rules 144, 144(k), and 701, shares subject to lock-up agreements will not be salable until these agreements expire or are waived by Oppenheimer & Co. Inc. These agreements are more fully described in “Underwriting.”
      We have been advised by the underwriters that they may at their discretion waive the lock-up agreements; however, they have no current intention of releasing any shares subject to a lock-up agreement. The release of any lock-up would be considered on a case-by-case basis. In considering any request to release shares covered by a lock-up agreement, the representatives would consider, among other factors, the particular circumstances surrounding the request, including but not limited to the number of shares requested to be released, the possible impact on the market for our common stock, the trading price of our common stock, historical trading volumes of our common stock, the reasons for the request and whether the person seeking the release is one of our officers or directors. No agreement has been made between the underwriters and us or any of our stockholders pursuant to which the representatives will waive the lock-up restrictions.
Rule 144
      In general, under Rule 144 as currently in effect, a person who has beneficially owned restricted securities for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of the following:

•	1% of the number of shares of common stock then outstanding; or

•	the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.
      Sales under Rule 144 are also subject to requirements with respect to manner of sale, notice, and the availability of current public information about us.
Rule 144(k)
      Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell his or her shares without complying with the manner of sale, public information, volume limitation, or notice provisions of Rule 144. Therefore, unless otherwise restricted pursuant to the lock-up agreements or otherwise, those shares may be sold immediately upon the completion of this offering.
Rule 701
      Under Rule 701 as currently in effect, each of our employees, officers, directors, and consultants who purchased shares pursuant to a written compensatory plan or contract is eligible to resell these shares 90 days after the effective date of this offering in reliance upon Rule 144, but without compliance with specific restrictions. Rule 701 provides that affiliates may sell their Rule 701 shares under Rule 144 without complying with the holding period requirement and that non-affiliates may sell their shares in reliance on Rule 144 without complying with the holding period, public information, volume limitation, or notice provisions of Rule 144.
Form S-8 Registration Statements
      We intend to file one or more registration statements on Form S-8 under the Securities Act as soon as practicable after the completion of this offering for shares issued upon the exercise of options and shares to be issued under our employee benefit plans. As a result, any options or rights exercised under the 200                    incentive compensation plan or any other benefit plan after the effectiveness of the registration statements will also be freely tradable in the public market. However, such shares held by affiliates will still be subject to the volume limitation, manner of sale, notice, and public information requirements of Rule 144 unless otherwise resalable under Rule 701.
Registration Rights
      Beginning six months after the completion of this offering, holders of                     restricted shares will be entitled to registration rights on these shares for sale in the public market. See “Description of Capital Stock — Registration Rights.” Registration of these shares under the Securities Act would result in their becoming freely tradable without restriction under the Securities Act immediately upon effectiveness of the applicable registration statement.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR
NON-U.S. HOLDERS OF OUR COMMON STOCK
      THE DISCUSSION SET FORTH HEREIN IS NOT ADVICE INTENDED TO BE RELIED UPON AND USED, AND CANNOT BE USED BY ANY TAXPAYER, FOR THE PURPOSE OF AVOIDING ANY PENALTIES IMPOSED ON THE TAXPAYER. THIS TAX CONSIDERATIONS SECTION WAS WRITTEN TO SUPPORT THE PROMOTION OR MARKETING OF THE COMMON STOCK DESCRIBED IN THIS PROSPECTUS. EACH PROSPECTIVE INVESTOR SHOULD SEEK ADVICE BASED ON HIS OR HER PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR CONCERNING THE INCOME AND OTHER TAX CONSEQUENCES OF ACQUIRING, OWNING, AND DISPOSING OF OUR COMMON STOCK.
      The following discussion describes the material U.S. federal income tax consequences to non-U.S. holders (as defined below) of the acquisition, ownership and disposition of our common stock issued pursuant to this offering. This discussion is not a complete analysis of all the potential U.S. federal income tax consequences relating thereto, nor does it address any tax consequences arising under any state, local or foreign tax laws or any other U.S. federal tax laws. This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the Internal Revenue Service (the “IRS”), all as in effect as of the date of this offering. These authorities may change, possibly retroactively, resulting in U.S. federal income tax consequences different from those discussed below. No ruling from the IRS has been or will be sought with respect to the matters discussed below, and there can be no assurance that the IRS will not take a contrary position regarding the tax consequences of the acquisition, ownership or disposition of our common stock, or that any such contrary position would not be sustained by a court.
      This discussion is limited to non-U.S. holders who purchase our common stock issued pursuant to this offering and who hold our common stock as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax considerations that may be relevant to a particular holder in light of that holder’s particular circumstances. This discussion also does not consider any specific facts or circumstances that may be relevant to holders subject to special rules under the U.S. federal income tax laws, including, without limitation, U.S. expatriates, partnerships, “controlled foreign corporations,” “passive foreign investment companies,” corporations that accumulate earnings to avoid U.S. federal income tax, financial institutions, insurance companies, brokers, dealers or traders in securities, commodities or currencies, tax-exempt organizations, tax-qualified retirement plans, persons subject to the alternative minimum tax, and persons holding our common stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment.
      For the purposes of this discussion, a non-U.S. holder is any beneficial owner of our common stock that is not a “U.S. person” for U.S. federal income tax purposes. A U.S. person is any of the following:

•	a citizen or resident of the United States;

•	a corporation or partnership (or other entity treated as a corporation or a partnership for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•	a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more U.S. persons or (2) has validly elected to be treated as a U.S. person for U.S. federal income tax purposes.
      If a partnership (or other entity taxed as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner in the partnership generally will depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships that hold our common stock and partners in such partnerships are urged to consult their tax advisors regarding the specific U.S. federal income tax consequences to them.
Distributions on our Common Stock
      Payments on our common stock will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital to the extent of the non-U.S. holder’s adjusted basis, and any excess will be treated as capital gain.
      Dividends paid to a non-U.S. holder of our common stock that are not effectively connected with a U.S. trade or business conducted by such holder generally will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends, or such lower rate specified by an applicable tax treaty. To receive the benefit of a reduced treaty rate, a non-U.S. holder must furnish to us or our paying agent a valid IRS Form W-8BEN (or applicable successor form) certifying such holder’s qualification for the reduced rate. This certification must be provided to us or our paying agent prior to the payment of dividends and must be updated periodically. Non-U.S. holders that do not timely provide us or our paying agent with the required certification, but which qualify for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.
      If a non-U.S. holder holds our common stock in connection with the conduct of a trade or business in the United States, and dividends paid on the common stock are effectively connected with such holder’s U.S. trade or business, the non-U.S. holder will be exempt from U.S. federal withholding tax. To claim the exemption, the non-U.S. holder must furnish to us or our paying agent a valid IRS Form W-8ECI (or applicable successor form).
      Any dividends paid on our common stock that are effectively connected with a non-U.S. holder’s U.S. trade or business (or if required by an applicable tax treaty, attributable to a permanent establishment maintained by the non-U.S. holder in the United States) generally will be subject to U.S. federal income tax on a net income basis in the same manner as if such holder were a resident of the United States, unless an applicable tax treaty provides otherwise. A non-U.S. holder that is a foreign corporation also may be subject to a branch profits tax equal to 30% (or such lower rate specified by an applicable tax treaty) of a portion of its effectively connected earnings and profits for the taxable year. Non-U.S. holders are urged to consult their own tax advisors regarding the effect of any applicable tax treaties.
Gain on Disposition of our Common Stock
      A non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

•	the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States, or if required by an applicable tax treaty, attributable to a permanent establishment maintained by the non-U.S. holder in the United States;

•	the non-U.S. holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

•	we are or have been a “United States real property holding corporation,” or a USRPHC, for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of the sale or other disposition and the period such non-U.S. holder held our common stock (the shorter period referred to as the “lookback period”); provided that if our common stock is regularly traded on an established securities market, this rule generally will not cause any gain to be taxable unless the non-U.S. holder owned more than 5% of our common stock at some time during the lookback period. We do not believe that we are a USRPHC and do not expect to become one in the future. However, we could become a USRPHC as a result of future changes in assets or operations.

      Unless an applicable tax treaty provides otherwise, gain described in the first or third bullet point above will be subject to U.S. federal income tax on a net income basis in the same manner as if such holder were a resident of the United States. Non-U.S. holders that are foreign corporations also may be subject to a branch profits tax equal to 30% (or such lower rate specified by an applicable tax treaty) of a portion of its effectively connected earnings and profits for the taxable year. Non-U.S. holders are urged to consult their own tax advisors regarding the effect of any applicable tax treaties.
      Gain described in the second bullet point above will be subject to U.S. federal income tax at a flat 30% rate, but may be offset by U.S. source capital losses.
Information Reporting and Backup Withholding
      The amount of dividends on our common stock paid to each non-U.S. holder and the amount of any tax withheld with respect to those dividends may be required to be reported to the IRS. These information reporting requirements apply even if no withholding was required because the dividends were effectively connected with the holder’s conduct of a U.S. trade or business, or withholding was reduced or eliminated by an applicable tax treaty. This information also may be made available under a specific treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established. Backup withholding, however, generally will not apply to payments of dividends to a non-U.S. holder of our common stock provided the non-U.S. holder furnishes to us or our paying agent the required certification as to its non-U.S. status, such as by providing a valid IRS Form W-8BEN or W-8ECI.
      Payments of the proceeds from a disposition by a non-U.S. holder of our common stock made by or through a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, information reporting (but not backup withholding) will apply to those payments if the broker does not have documentary evidence that the beneficial owner is a non-U.S. holder, an exemption is not otherwise established, and the broker is:

•	a U.S. person;

•	a controlled foreign corporation for U.S. federal income tax purposes;

•	a foreign person 50% or more of whose gross income is effectively connected with a U.S. trade or business for a specified three-year period; or

•	a foreign partnership if at any time during its tax year (1) one or more of its partners are U.S. persons who hold in the aggregate more than 50 percent of the income or capital interest in such partnership or (2) it is engaged in the conduct of a U.S. trade or business.
      Payment of the proceeds from a disposition by a non-U.S. holder of our common stock made by or through the U.S. office of a broker generally will be subject to information reporting and backup withholding unless the non-U.S. holder certifies as to its non-U.S. holder status under penalties of perjury, such as by providing a valid IRS Form W-8BEN or W-8ECI, or otherwise establishes an exemption from information reporting and backup withholding.
      Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.
      PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES TO THEM OF ACQUIRING, OWNING AND DISPOSING OF OUR COMMON STOCK, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL OR FOREIGN TAX LAWS AND ANY OTHER U.S. FEDERAL TAX LAWS.

UNDERWRITING
      Our company and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Oppenheimer & Co. Inc. is the representative of the underwriters.

Underwriters	Number of Shares

Oppenheimer & Co. Inc.
Feltl and Company

Total

      The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.
      If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional                      shares from us to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.
      The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase                     additional shares from us.

	No Exercise	Full Exercise

Per Share	$	$
Total	$	$
      Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $           per share from the initial public offering price. Any such securities dealers may resell any shares purchased from the underwriters to certain other brokers or dealers at a discount of up to $           per share from the initial public offering price. After the initial public offering, the representative may change the public offering price and concession and discount to brokers or dealers.
      We have agreed that we will not offer, sell, contract to sell, pledge, or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares or our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition, or filing, without the prior written consent of the representative for a period of 180 days after the date of this prospectus. This agreement does not apply to the filing of a registration statement on Form S-8 under the Securities Act to register securities issuable under our existing employee benefit plans, our issuance of common stock upon exercise of an existing option, or our granting of awards pursuant to our existing employee benefit plans (subject to the lock-up restrictions described in this “Underwriting” section).
      Our officers, directors, and holders of substantially all of our common stock have agreed that they will not, other than as contemplated by this prospectus, offer, sell, contract to sell, pledge, or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge, or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose, unless required by law, the intention to make any offer, sale, pledge, or disposition, or to enter into any transaction, swap, hedge, or other arrangement, without, in each case, the prior written consent of the representative for a period of 180 days after the date of this prospectus. These agreements are subject to several exceptions.
      In the event that either (1) during the last 17 days of the lock-up period, we release earnings results or announce material news or a material event relating to us, or (2) prior to the expiration of the lock-up period, we announce that we will release earnings results during the 15-day period beginning on the last day of the initial lock-up period, the expiration of the lock-up period will be extended until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event.
      At our request, the underwriters have reserved for sale at the initial public offering price up to 5% of the shares of the common stock offered in this offering for sale to our directors, officers, employees, business associates, and related persons who have expressed an interest in purchasing common stock in the offering. The maximum number of shares that a participant may purchase in the reserved share program is limited to the participant’s pro rata allocation of the                      shares based on the number of shares for which the participant subscribed. Individuals who purchase these shares will be subject to a 45-day lock-up period. The number of shares available for sale to the general public in the offering will be reduced to the extent these persons purchase the reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares.
      Prior to the offering, there has been no public market for the shares. The initial public offering price will be negotiated among our company and the representative. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.
      We have applied to have our common stock quoted on the NASDAQ National Market under the symbol “KONA.”
      In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares from the selling stockholders in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option granted to them. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.
      The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representative has repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

      Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of our stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of our common stock. As a result, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the NASDAQ National Market, in the over-the-counter market, or otherwise.
      The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.
      We estimate that our share of the total expenses of the offering, excluding the underwriting discounts and commissions, will be approximately $                    .
      We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.
      A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representative may agree to allocate a number of shares to underwriters and selling group members for sale to their own online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.
      Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for our company and our affiliates, for which they received or will receive customary fees and expenses.
LEGAL MATTERS
      The validity of the common stock in this offering will be passed upon for us by Greenberg Traurig, LLP, Phoenix, Arizona. Certain legal matters in connection with this offering will be passed upon for the underwriters by O’Melveny & Myers LLP, Newport Beach, California.
EXPERTS
      The consolidated financial statements of Kona Grill, Inc. at December 31, 2003 and 2004, and for each of the three years in the period ended December 31, 2004, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION
      We have filed a registration statement on Form S-1 with the Securities and Exchange Commission relating to the common stock offered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance we refer you to the copy of the contract or other document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference. For further information with respect to our company and the common stock offered by this prospectus, we refer you to the registration statement, exhibits, and schedules.
      Anyone may inspect a copy of the registration statement without charge at the public reference facility maintained by the SEC in Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of all or any part of the registration statement may be obtained from that facility upon payment of the prescribed fees. The public may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC maintains a website at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that file electronically with the SEC.

KONA GRILL, INC.
INDEX TO FINANCIAL STATEMENTS

Page

Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2003 and 2004 and March 31, 2005 (unaudited)	F-3
Consolidated Statements of Operations for the years ended December 31, 2002, 2003, and 2004 and for the three months ended March 31, 2004 and 2005 (unaudited)	F-4
Consolidated Statements of Stockholders’ Equity for the years ended December 31, 2002, 2003, and 2004 and for the three months ended March 31, 2005 (unaudited)	F-5
Consolidated Statements of Cash Flows for the years ended December 31, 2002, 2003, and 2004 and for the three months ended March 31, 2004 and 2005 (unaudited)	F-6
Notes to Consolidated Financial Statements	F-7

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors and Stockholders
Kona Grill, Inc.
      We have audited the accompanying consolidated balance sheets of Kona Grill, Inc. as of December 31, 2003 and 2004, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements based on our audits.
      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Kona Grill, Inc. at December 31, 2003 and 2004, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP
Phoenix, Arizona
May 20, 2005

KONA GRILL, INC.
CONSOLIDATED BALANCE SHEETS

				Pro Forma
				Convertible
				Notes Payable and
	December 31,			Stockholders’
			March 31,	Equity at March 31,
	2003	2004	2005	2005 (Note 2)

			(Unaudited)	(Unaudited)
	(In thousands)
ASSETS
Current assets:
Cash and cash equivalents	$3,107	$3,098	$1,966
Receivables, primarily due from landlords	440	1,344	799
Inventories	184	336	311
Prepaids and other	36	109	76

Total current assets	3,767	4,887	3,152
Other assets	106	344	351
Notes receivable	190	141	128
Property and equipment, net	8,634	17,041	17,015

Total assets	$12,697	$22,413	$20,646

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$1,303	$2,786	$869
Accrued expenses	1,193	1,767	1,687
Current portion of notes payable:
Related party	1,200	—	—
Other	289	595	663

Total current liabilities	3,985	5,148	3,219
Long-term notes payable:
Related party, net	—	2,657	2,691	—
Other	1,163	2,984	3,309
Deferred rent	2,124	5,493	5,403

Total liabilities	7,272	16,282	14,622	11,931

Commitments and contingencies (Note 11)
Stockholders’ equity:
Series A convertible preferred stock, $0.01 par value, aggregate liquidation preference of $10,000,000, 4,166,666 shares authorized, issued and outstanding at December 31, 2003 and 2004, and March 31, 2005	42	42	42	—
Series B convertible preferred stock, $0.01 par value, 15,000,000 shares authorized, no shares issued or outstanding at December 31, 2003 and 2004, and March 31, 2005	—	—	—	—
Common stock, $0.01 par value, 40,000,000 shares authorized, 7,301,000, 7,316,000, and 7,316,000 shares issued and outstanding at December 31, 2003 and 2004, and March 31, 2005, respectively	73	73	73	140
Additional paid-in capital	8,416	8,846	8,892	11,867
Accumulated deficit	(3,106)	(2,830)	(2,983)	(3,292)

Total stockholders’ equity	5,425	6,131	6,024	$8,715

Total liabilities and stockholders’ equity	$12,697	$22,413	$20,646

See accompanying notes to the consolidated financial statements.

KONA GRILL, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

				Three Months Ended
	Years Ended December 31,			March 31,

	2002	2003	2004	2004	2005

				(Unaudited)
	(In thousands, except per share data)
Restaurant sales	$9,453	$16,608	$25,050	$5,272	$8,011
Costs and expenses:
Cost of sales	2,852	4,952	7,371	1,541	2,335
Labor	3,097	5,105	7,502	1,549	2,509
Occupancy	691	1,212	1,748	381	582
Restaurant operating expenses	1,383	2,304	3,372	706	975
General and administrative	1,639	2,058	2,217	366	1,063
Preopening expense	438	241	880	—	7
Depreciation and amortization	503	823	1,269	268	511

Total costs and expenses	10,603	16,695	24,359	4,811	7,982

Income (loss) from operations	(1,150)	(87)	691	461	29
Nonoperating expenses:
Interest expense, net of interest income of $24,000, $3,000, and $15,000 in 2002, 2003, and 2004, respectively, and $0 and $2,000 for the three months ended March 31, 2004 and 2005, respectively	103	260	360	47	182

Income (loss) from continuing operations before provision for income taxes	(1,253)	(347)	331	414	(153)
Provision for income taxes	—	—	55	—	—

Income (loss) from continuing operations	(1,253)	(347)	276	414	(153)
Discontinued operations:
Income (loss) from operations of discontinued locations	27	(57)	—	—	—
Gain (loss) from sale of restaurant assets	367	(262)	—	—	—

Income (loss) from discontinued operations	394	(319)	—	—	—

Net income (loss)	$(859)	$(666)	$276	$414	$(153)

Net income (loss) per share — Basic:
Continuing operations	$(0.18)	$(0.05)	$0.04	$0.06	$(0.02)
Discontinued operations	0.06	(0.04)	—	—	—

Net income (loss)	$(0.12)	$(0.09)	$0.04	$0.06	$(0.02)

Net income (loss) per share — Diluted:
Continuing operations	$(0.18)	$(0.05)	$0.03	$0.04	$(0.02)
Discontinued operations	0.06	(0.04)	—	—	—

Net income (loss)	$(0.12)	$(0.09)	$0.03	$0.04	$(0.02)

Weighted average shares used in computation:
Basic	6,955	7,184	7,301	7,301	7,316

Diluted	6,955	7,184	14,027	11,473	7,316

Pro forma diluted net income (loss) per share (unaudited)(Note 2)			$0.03		$(0.00)

Weighted average shares used in computation of diluted pro forma net income (loss) per share (unaudited)			14,027		13,983

See accompanying notes to the consolidated financial statements.

KONA GRILL, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

	Series A
	Convertible
	Preferred Stock		Common Stock		Additional
					Paid-in	Accumulated
	Shares	Amount	Shares	Amount	Capital	Deficit	Total

	(In thousands)
Balances at December 31, 2001	—	$—	7,365	$74	$3,733	$(1,581)	$2,226
Common stock repurchased in sale of restaurant assets	—	—	(454)	(5)	(676)	—	(681)
Net loss	—	—	—	—	—	(859)	(859)

Balances at December 31, 2002	—	—	6,911	69	3,057	(2,440)	686
Common stock issued in connection with purchase of restaurant assets	—	—	350	3	417	—	420
Issuance of common stock as compensation	—	—	40	1	47	—	48
Issuance of Series A convertible preferred stock, net of $63,000 in issuance costs	3,334	34	—	—	3,903	—	3,937
Conversion of convertible promissory note to preferred stock	833	8	—	—	992	—	1,000
Net loss	—	—	—	—	—	(666)	(666)

Balances at December 31, 2003	4,167	42	7,301	73	8,416	(3,106)	5,425
Issuance of common stock from exercise of stock options and warrants	—	—	15	—	30	—	30
Beneficial conversion feature and detachable warrants on convertible subordinated promissory note	—	—	—	—	400	—	400
Net income	—	—	—	—	—	276	276

Balances at December 31, 2004	4,167	42	7,316	73	8,846	(2,830)	6,131
Issuance of stock options as compensation (unaudited)	—	—	—	—	46	—	46
Net loss (unaudited)	—	—	—	—	—	(153)	(153)

Balances at March 31, 2005 (unaudited)	4,167	$42	7,316	$73	$8,892	$(2,983)	$6,024

See accompanying notes to the consolidated financial statements.

KONA GRILL, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

				Three Months Ended
	Years Ended December 31,			March 31,

	2002	2003	2004	2004	2005

				(Unaudited)
	(In thousands)
Operating activities
Net (loss) income	$(859)	$(666)	$276	$414	$(153)
Discontinued operations	(394)	319	—	—	—

Income (loss) from continuing operations	(1,253)	(347)	276	414	(153)
Adjustments to reconcile income (loss) from continuing operations to net cash provided by operating activities:
Depreciation and amortization	503	823	1,269	268	511
Compensation expense for issuance of common stock and stock options	—	48	—	—	46
Amortization of debt discount	—	—	57	—	34
Change in operating assets and liabilities:
Receivables	81	(422)	(904)	—	545
Inventories	(54)	(52)	(152)	(16)	25
Prepaids and other current assets	(37)	19	(73)	(5)	33
Accounts payable	830	(449)	872	11	(972)
Accrued expenses	336	482	574	(9)	(80)
Deferred rent	549	441	3,369	451	(90)

Net cash provided by (used in) continuing operations	955	543	5,288	1,114	(101)
Net cash provided by discontinued operations	27	2	—	—	—

Net cash provided by (used in) operating activities	982	545	5,288	1,114	(101)
Investing activities
Purchase of property and equipment	(2,982)	(2,852)	(9,065)	(1,230)	(1,430)
Repayment (issuance) of notes receivable	12	(2)	49	—	13
Decrease (increase) in other assets	51	(78)	(238)	58	(7)
Proceeds from sale of restaurant	—	100	—	—	—

Net cash used in investing activities	(2,919)	(2,832)	(9,254)	(1,172)	(1,424)
Financing activities
Proceeds from issuance of notes payable	1,700	2,194	5,495	—	525
Repayments of notes payable	(147)	(915)	(1,568)	(1,274)	(132)
Proceeds from the exercise of stock options and warrants	—	—	30	—	—
Proceeds from issuance of Series A convertible preferred stock, net of issuance costs	—	3,937	—	—	—

Net cash provided by (used in) financing activities	1,553	5,216	3,957	(1,274)	393

Net increase (decrease) in cash and cash equivalents	(384)	2,929	(9)	(1,332)	(1,132)
Cash and cash equivalents at the beginning of the period	562	178	3,107	3,107	3,098

Cash and cash equivalents at the end of the period	$178	$3,107	$3,098	$1,775	$1,966

Supplemental disclosures of cash flow information
Cash paid for interest	$107	$258	$343	$65	$133
Noncash investing and financing activities
Increase (decrease) in accounts payable related to property and equipment additions	204	388	611	(540)	(945)
Beneficial conversion feature and detachable warrants on convertible note	$—	$—	$400	$—	$—
Issuance of common stock for purchase of restaurant assets	$—	$420	$—	$—	$—
Conversion of convertible promissory note to preferred stock	$—	$1,000	$—	$—	$—
Sale of restaurant assets for redemption of common stock	$681	$—	$—	$—	$—
See accompanying notes to the consolidated financial statements.

KONA GRILL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004
Information as of March 31, 2005 and for the Three Months Ended
March 31, 2004 and 2005 is Unaudited.

1.	Organization and Description of Business
      Kona Grill, Inc. (the “Company”) owns and operates seven upscale casual dining restaurants in six states under the name “Kona Grill.”
      McDermott Restaurants, Inc. was incorporated under a prior name by our founder, Michael McDermott, in Arizona during 1996. McDermott Restaurants, Inc. opened its first Kona Grill restaurant in Scottsdale, Arizona during 1998. During 2002, McDermott Restaurants, Inc. completed a corporate reorganization involving the formation of a Delaware parent holding company, Kona Grill, Inc. Through the reorganization, McDermott Restaurants, Inc. changed its name to Kona Grill Arizona, Inc. and became a wholly owned subsidiary of Kona Grill, Inc. All of McDermott Restaurants, Inc.’s outstanding common stock was converted, on a share-for-share basis, into common stock of Kona Grill, Inc.

2.	Summary of Significant Accounting Policies

Principles of Consolidation
      The accompanying consolidated financial statements include the accounts and operations of the Company and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Unaudited Interim Information
      The consolidated financial statements as of March 31, 2005 and for the three months ended March 31, 2004 and 2005 are unaudited. The unaudited financial statements have been prepared on the same basis as the audited financial statements and, in the opinion of management, include all adjustments necessary for fair presentation, consisting of normal recurring adjustments. The results for the three months ended March 31, 2005, are not necessarily indicative of the results to be expected for the year ending December 31, 2005, or for any other interim period.

Unaudited Pro Forma Convertible Notes Payable, Stockholders’ Equity, and Net Income (Loss) Per Share
      The Company’s Board of Directors has authorized the filing of a registration statement with the Securities and Exchange Commission to register shares of its common stock in an initial public offering. If the initial public offering closed as presently anticipated at March 31, 2005, all of the shares of convertible preferred stock then outstanding would have converted into 4,166,666 shares of common stock and the convertible notes payable to related parties would have converted to 2,500,000 shares of Series B preferred stock, which would have converted into 2,500,000 shares of common stock. The unaudited pro forma long-term notes payable to related party and stockholders’ equity at March 31, 2005 reflects the conversion of all outstanding preferred stock and convertible notes into common stock as if such conversion had occurred at March 31, 2005. The pro forma accumulated deficit reflects the write off of the unamortized debt discount associated with the convertible promissory notes.
      The unaudited pro forma net income per share for the year ended December 31, 2004 is the same as net income per share due to inclusion of all convertible preferred stock and convertible promissory notes in diluted income per share. The unaudited pro forma net loss per share for the quarter ended March 31, 2005 reflects the conversion of all preferred stock and convertible notes in the unaudited pro forma stockholder’s equity at March 31, 2005.

KONA GRILL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Information as of March 31, 2005 and for the Three Months Ended
March 31, 2004 and 2005 is Unaudited.
      The following table sets forth the computation of pro forma diluted net income per share (in thousands, except per share amounts):

		Three Months
	Year Ended	Ended
	December 31,	March 31,
	2004	2005

Numerator:
Net income (loss)	$276	$(153)

Interest expense and debt discount amortization of convertible notes payable to related parties, net of income taxes	189	108

Pro forma net income (loss)	$465	$(45)

Denominator:
Weighted average diluted shares	14,027	7,316
Conversion of Series A convertible preferred stock	—	4,167
Conversion of convertible notes payable	—	2,500

Weighted average shares used in computation of diluted pro forma net income (loss) per share	14,027	13,983

Pro forma diluted net income (loss) per share	$0.03	$(0.00)

Cash and Cash Equivalents
      The Company considers all highly liquid investments with a remaining maturity date of three months or less when purchased to be cash equivalents. Cash and cash equivalents also include amounts due from credit card processors, which are typically deposited the following business day.

Inventories
      Inventories consist of food and beverages and are stated at the lower of cost or market using the first-in, first-out method.

Property and Equipment
      Property and equipment are stated at cost less accumulated depreciation. The Company capitalizes all direct costs on the construction of leasehold improvements. Leasehold improvements are amortized over the shorter of the useful life of the asset or the related lease term. Repair and maintenance costs are expensed as incurred. Other depreciation periods are as follows: Furniture and Fixtures, seven years; Computer and electronic equipment, three years. China and smallwares are depreciated over two years up to 50 percent of their original cost, and subsequent additions are expensed as purchased.
      The Company evaluates property and equipment for impairment whenever events or changes in restaurant operating results indicate that the carrying value of those assets may not be recoverable. The assessment of impairment is performed on a restaurant-by-restaurant basis. If indicators of impairment are present and if the Company determines the carrying value of the restaurant assets exceeds the projected future undiscounted cash flows, an impairment charge would be recorded to reduce the carrying value of the restaurant assets to their fair value. The Company does not believe there are any indicators of impairment with respect to its property and equipment.

KONA GRILL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Information as of March 31, 2005 and for the Three Months Ended
March 31, 2004 and 2005 is Unaudited.

Deferred Rent
      The Company leases its restaurant locations under operating lease agreements with terms of approximately 10 to 15 years. Most of these agreements require minimum annual rent payments plus contingent rent payments based on a percentage of restaurant sales which exceed the minimum base rent. Contingent rent payments, to the extent they exceed minimum payments, are accrued over the periods in which the liability is incurred. Rent expense associated with these contingent payments is recorded prior to the achievement of specified sales levels if exceeding such amount is considered probable and is estimable. The lease agreements typically also require scheduled increases to minimum annual rent payments. For leases that contain rent escalations, the Company records the total rent payable over the initial lease term (including the construction period) on a straight-line basis over the life of the initial lease term. Any difference between minimum rent and straight-line rent is recorded as deferred rent.
      Rent expense incurred from the date of possession through the completion of construction is capitalized and included in property and equipment and amortized over the initial life of the lease. Straight-line rent recorded during the pre-opening period, if material, is included in pre-opening expense. Deferred rent also includes tenant improvement allowances which are amortized as a reduction of rent expense on a straight-line basis over the term of the lease.

Revenue Recognition
      Revenues from food, beverage, and alcohol sales are recognized when payment is tendered at the point of sale. Revenues from gift card sales are recognized upon redemption. Prior to redemption, the outstanding balances of all gift cards are included in accrued expenses in the accompanying consolidated balance sheets.

Pre-opening Expenses
      Pre-opening expenses, consisting primarily of manager salaries, advertising, travel, food and beverage, employee payroll and related training costs incurred prior to the opening of a restaurant, are expensed as incurred.

Advertising Expense
      The Company expenses advertising as incurred. Advertising expense for the years ended December 31, 2002, 2003, and 2004 and for the three months ended March 31, 2004 and 2005, was approximately $290,000, $476,000, $637,000, $140,000, and $97,000, respectively, and is included in other restaurant operating costs in the accompanying consolidated statements of operations.

Income Taxes
      The Company utilizes the liability method of accounting for income taxes. Under the liability method, deferred tax assets and liabilities are computed at each balance sheet date for temporary differences between the consolidated financial statements and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on tax rates in effect in the years in which the temporary differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts that will more likely than not be realized.

KONA GRILL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Information as of March 31, 2005 and for the Three Months Ended
March 31, 2004 and 2005 is Unaudited.

Stock Based Compensation
      The Company maintains performance incentive plans under which incentive and non-qualified stock options are granted primarily to employees and non-employee directors. The Company accounts for stock-based compensation in accordance with Accounting Principles Board Opinion No. 25 (“APB 25”), Accounting for Stock Issued to Employees, and related interpretations. The Company’s policy is to grant all stock options at the fair market value of the underlying stock at the date of grant. Accordingly, no compensation expense is recognized for the stock options at the date of grant.
      The Company has determined pro forma amounts as if the fair value method required by Statement of Financial Accounting Standards (“SFAS”) No. 123, Accounting for Stock-Based Compensation, had been applied to its stock-based compensation. The pro forma effect on net income as if the fair value of stock-based compensation had been recognized as compensation expense on a straight-line basis over the vesting period of the stock options in each period was as follows (in thousands):

				Three Months Ended
	Year Ended December 31,			March 31,

	2002	2003	2004	2004	2005

				(Unaudited)
Net income (loss), as reported	$(859)	$(666)	$276	$414	$(153)
Stock-based compensation expense, net of tax effect	(21)	—	(108)	(6)	(337)

Pro forma net income (loss)	$(880)	$(666)	$168	$408	$(490)

Net income (loss) per share:
Basic, as reported	$(0.12)	$(0.09)	$0.04	$0.06	$(0.02)

Basic, pro forma	$(0.12)	$(0.09)	$0.02	$0.06	$(0.07)

Diluted, as reported	$(0.12)	$(0.09)	$0.03	$0.04	$(0.02)

Diluted, pro forma	$(0.12)	$(0.09)	$0.01	$0.04	$(0.07)

      During 2003, the Company did not report stock-based compensation expense, net of tax effect, primarily because the amount of options forfeited during 2003 exceeded the amount of options granted during 2003. The per share weighted average fair value for options awarded during the years ended 2002, 2003, and 2004 and the three months ended March 31, 2005 was $0.30, $0.26, $0.20, and $0.23, respectively. The fair value of options at date of grant was estimated using the Black-Scholes option-pricing model with the following weighted average assumptions for each respective year: (a) no dividend yield, (b) 0 percent expected volatility, (c) a risk-free interest rate of 4.5 percent, and (d) expected option life of five years.

Net Income (Loss) Per Share
      In accordance with the provisions of SFAS No. 128, Earnings Per Share, basic net income (loss) is computed by dividing net income (loss) by the weighted average number of common shares outstanding during the period. Diluted net income (loss) per share includes the dilutive effect of the convertible

KONA GRILL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Information as of March 31, 2005 and for the Three Months Ended
March 31, 2004 and 2005 is Unaudited.
subordinated promissory note using the if-converted method, and potential warrant and stock option exercises calculated using the treasury stock method.

				Three Months Ended
	Year Ended December 31,			March 31,

	2002	2003	2004	2004	2005

				(Unaudited)
	(In thousands, except per share data)
Numerator:
Net income (loss) available to common stockholders	$(859)	$(666)	$276	$414	$(153)
Interest and amortization expense related to convertible subordinated promissory note, net of tax	—	—	189	—	—

	$(859)	$(666)	$465	$414	$(153)

Denominator:
Weighted average shares — basic	6,955	7,184	7,301	7,301	7,316
Effect of dilutive securities:
Stock options and warrants	—	—	59	5	—
Series A preferred shares	—	—	4,167	4,167	—
Convertible shares	—	—	2,500	—	—

	6,955	7,184	14,027	11,473	7,316

Net income (loss) per share:
Basic	$(0.12)	$(0.09)	$0.04	$0.06	$(0.02)

Diluted	$(0.12)	$(0.09)	$0.03	$0.04	$(0.02)

      At December 31, 2002, 2003, and 2004, there were approximately 714,270, 543,500, and 610,340 stock options outstanding and 310,500, 310,500, and 294,500 warrants outstanding, respectively, for which the effect of issuing these options and warrants were excluded from the calculation of diluted net income (loss) per share because they were anti-dilutive. At December 31, 2003 and March 31, 2005, 4,166,666 shares of Series A Convertible Preferred Stock and at March 31, 2005, 2,500,000 shares issuable upon conversion of the convertible promissory note were excluded from the calculation of diluted net loss per share because they were anti-dilutive.

Fair Value of Financial Instruments
      The carrying amount of receivables, accounts payable, and accrued expenses approximates fair value because of the immediate or short-term maturity of these financial instruments. The fair value of long-term debt is determined using current applicable rates for similar instruments and approximates the carrying value of such debt.

Concentration of Credit Risk
      The Company is subject to a concentration of credit risk with respect to amounts receivable from landlords for tenant improvement allowances. No allowance for doubtful accounts has been recorded as collection of tenant improvement allowances is considered probable.

KONA GRILL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Information as of March 31, 2005 and for the Three Months Ended
March 31, 2004 and 2005 is Unaudited.

Use of Estimates
      The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassifications
      Certain reclassifications have been made to the 2002 and 2003 financial statements to conform to the 2004 presentation.

Recent Accounting Pronouncements
      In December 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 123-revised (“SFAS 123R”), Share-Based Payment, which replaces SFAS No. 123, and supersedes APB 25, Accounting for Stock Issued to Employees. SFAS 123R requires the measurement of all share-based payments to employees, including grants of employee stock options, using a fair-value-based method and the recording of such expense in the consolidated statements of operations. The accounting provisions of SFAS 123R are effective for reporting periods beginning after December 15, 2005. The pro forma disclosures previously permitted under SFAS No. 123 no longer will be an alternative to financial statement recognition. The Company is evaluating the requirements under SFAS 123R and expects the adoption will have an impact on the consolidated results of operations and net income (loss) per share; however, it will not have an effect on the Company’s overall cash flow. The Company has not yet determined the method of adoption or the effect of adopting SFAS 123R, and it has not determined whether the adoption will result in amounts that are similar to the current pro forma disclosures under SFAS No. 123.
      In November 2004, the FASB issued SFAS No. 151, Inventory Costs, an amendment of ARB No. 43, Chapter 4. SFAS No. 151 is effective for fiscal years beginning after June 15, 2005. SFAS No. 151 amends the guidance in ARB No. 43, Chapter 4 to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). The Company has assessed the impact of SFAS No. 151 and does not expect it to have an impact on its financial position, results of operations, or cash flows.
      In November 2004, the Emerging Issues Task Force (“EITF”) issued EITF No. 04-8, The Effect of Contingently Convertible Instruments on Diluted Earnings Per Share, which states that contingently convertible instruments are subject to the if-converted method under SFAS No. 128 regardless of the contingent features included in the instrument. EITF No. 04-8 is effective for periods ending after December 15, 2004. The if-converted method was applied to the Company’s dilutive earnings per share calculation for the year ended December 31, 2004.
3.                Discontinued Operations — Sale of Restaurant Locations
      On December 31, 2001, the Company sold all of the assets relating directly to the ownership and operation of one restaurant location operating under the name of Saki’s Pacific Rim Cafe located in Tempe, Arizona, to a limited liability company controlled by a stockholder of the Company and a relative of the then principal stockholder and officer of the Company for $300,000 in the form of 200,000 shares of common stock of the Company held by the purchaser. The purchaser did not assume any of the Company’s liabilities associated with the restaurant other than the obligation under the operating lease. In

KONA GRILL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Information as of March 31, 2005 and for the Three Months Ended
March 31, 2004 and 2005 is Unaudited.
connection with the assignment of the lease, the Company continued to be financially responsible for the lease payments in the event the new owners defaulted on the lease.
      In March 2003, the Company repurchased the assets of Saki’s Pacific Rim Cafe in exchange for 350,000 shares of the Company’s common stock. At the time of the transaction, the fair value of the Company’s common stock was estimated by the Company’s Board of Directors to be $1.20 per share. In determining the fair value of the Company’s common stock, the Board of Directors considered various factors, including the Company’s historical operational performance, the Company’s prospects, and the most recent arms’ length transaction in the Company’s common stock. In connection with the acquisition, the Company recorded approximately $35,000 in inventory and $385,000 in property and equipment.
      In September 2003, the Company sold the assets of Saki’s Pacific Rim Cafe to an entity owned by a stockholder and former employee of the Company for approximately $100,000. The book value of the assets provided in the sale in excess of the consideration received resulted in the recognition of a loss on the sale of approximately $262,000. For the year ended December 31, 2003, revenues for the restaurant during the six-month period of operations approximated $766,000, total restaurant operating costs approximated $780,000, and depreciation and amortization expense approximated $43,000. In accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, the results of operations of the restaurant is presented as a component of discontinued operations in the consolidated statements of operations. The Company continues to be financially responsible for the lease payments in the event the purchaser defaults on the lease. The lessor has obtained certain personal guarantees of the lease payments from the purchaser’s owners should they fail to perform under the lease. The total remaining lease payments due under the lease approximated $330,000 at December 31, 2004. The lease expires in January 2007.
      On February 25, 2002, the Company sold all of the assets relating directly to the ownership and operation of another restaurant location operating under the name of Sushi On Shea located in Scottsdale, Arizona. The sale of the restaurant was made to a limited liability company controlled by a stockholder of the Company. The aggregate consideration for the sale of the restaurant assets was $881,000, consisting of the surrender of 454,000 shares of the Company held by the purchaser and a $200,000 promissory note to the Company personally guaranteed by the purchaser. The purchaser did not assume any of the Company’s liabilities associated with the restaurant other than the obligations under the operating lease. The lease expired in October 2003. The terms of the promissory note are monthly payments of approximately $4,000 including interest at 7.0 percent until March 2007, at which time all remaining principal and interest is due. As security against any default under the promissory note or lease, the purchaser granted to the Company a security interest in the restaurant assets sold. On February 25, 2002, the Company loaned to the purchaser approximately $15,000 under the terms of a promissory note bearing interest at 7.0 percent which matured on December 31, 2002. During the year ended December 31, 2002, revenue for the restaurant during the two-month period of operations was approximately $189,000 and the net income was approximately $27,000.
      The fair value of the shares surrendered to the Company at February 25, 2002 was estimated by the Company’s Board of Directors to be $681,000, or $1.50 per share. In determining the fair value of the Company’s common stock, the Board of Directors considered various factors, including the Company’s historical operational performance, the Company’s prospects, and the most recent arms’ length transaction in the Company’s common stock. The consideration received in excess of the book value of the assets (including goodwill) sold, resulted in the recognition of a gain on the sale of approximately $367,000. In accordance with SFAS No. 144, the results of operations of the restaurant are presented as a component

KONA GRILL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Information as of March 31, 2005 and for the Three Months Ended
March 31, 2004 and 2005 is Unaudited.
of discontinued operations in the consolidated statements of operations for the year ended December 31, 2002.

4.	Receivables
      Receivables consisted of the following (in thousands):

	December 31,
			March 31,
	2003	2004	2005

			(Unaudited)
Landlord tenant improvement allowances	$370	$1,323	$787
Other	70	21	12

Total	$440	$1,344	$799

      No allowance for doubtful accounts has been recorded as collection of tenant improvement allowances is considered probable.

5.	Property and Equipment
      Property and equipment consisted of the following (in thousands):

	December 31,
			March 31,
	2003	2004	2005

			(Unaudited)
Leasehold improvements	$7,701	$14,788	$14,844
Equipment	2,393	4,401	4,476
Furniture and fixtures	650	1,087	1,093

	10,744	20,276	20,413
Less accumulated depreciation and amortization	(2,155)	(3,424)	(3,934)

	8,589	16,852	16,479
Construction in progress	45	189	536

	$8,634	$17,041	$17,015

6.	Accrued Expenses
      Accrued expenses consisted of the following (in thousands):

	December 31,
			March 31,
	2003	2004	2005

			(Unaudited)
Accrued payroll	$156	$537	$598
Gift cards	150	304	239
Sales tax	170	234	217
Accrued rent	56	183	109
Other	661	509	524

Total	$1,193	$1,767	$1,687

KONA GRILL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Information as of March 31, 2005 and for the Three Months Ended
March 31, 2004 and 2005 is Unaudited.

7.	Notes Payable
      Notes payable consisted of the following:

	December 31,
			March 31,
	2003	2004	2005

			(Unaudited)
	(In thousands)
$3,000,000 convertible subordinated promissory note, net of unamortized beneficial conversion and warrant discounts of $343,000 and $309,000 at December 31, 2004 and March 31, 2005, respectively, due to related parties, bearing annual interest at 10 percent payable monthly through July 2007. The convertible subordinated promissory note is payable in July 2007 unless earlier converted (Note 8)	$—	$2,657	$2,691
$1,000,000 equipment loan, collateralized by certain restaurant assets of the Company, payable in monthly installments of $15,521 including interest at 7.87 percent, until October 2011, at which time all remaining principal and interest is due and payable. This loan is guaranteed by the principal stockholder and officer of the Company	—	982	954
$1,000,000 equipment loan, collateralized by certain restaurant assets of the Company, payable in monthly installments of $15,526 including interest at 7.88 percent, until May 2011, at which time all remaining principal and interest is due and payable	—	937	908
$993,544 equipment loan, collateralized by certain restaurant assets of the Company, payable in monthly installments of $15,015 including interest at 7.04 percent, until June 2010, at which time all remaining principal and interest is due and payable. This loan is guaranteed by the principal stockholder and officer of the Company	938	820	789
$495,000 equipment loan, collateralized by certain restaurant assets of the Company, payable in monthly installments of $7,703 including interest at 7.95 percent, until December 2011, at which time all remaining principal and interest is due and payable (Note 14)	—	495	495
$525,000 equipment loan, collateralized by certain restaurant assets of the Company, payable in monthly installments of $15,687 including interest at 8.36 percent, until June 2012, at which time all remaining principal and interest is due and payable (Note 14)	—	—	525
$850,000 equipment loan, collateralized by certain assets of the Company, payable in monthly installments of $16,890 including interest at 7.4 percent, until October 2006, at which time all remaining principal and interest is due and payable. This loan is guaranteed by a former principal stockholder and officer of the Company	514	345	301
$1,200,000 promissory note, due to related party, principal and unpaid accrued interest at 8.0 percent. The note was repaid in January 2004	1,200	—	—

	2,652	6,236	6,663
Less current portion	(1,489)	(595)	(663)

	$1,163	$5,641	$6,000

KONA GRILL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Information as of March 31, 2005 and for the Three Months Ended
March 31, 2004 and 2005 is Unaudited.
      Future maturities of notes payable at December 31, 2004 are as follows (in thousands):

2005	$595
2006	605
2007	3,137
2008	517
2009	557
Thereafter	825

$6,236

      Total interest expense incurred during the years ended December 31, 2002, 2003, and 2004 and the three months ended March 31, 2004 and 2005 was approximately $127,000, $263,000, $375,000, $47,000, and $184,000, respectively. No interest was capitalized during the three years in the period ended December 31, 2004 or the three months ended March 31, 2005.

8.	Convertible Subordinated Promissory Note
      In July 2004, the Company entered into a $3.0 million convertible subordinated promissory note and warrant purchase agreement with an entity controlled by two directors and principal stockholders of the Company. The note matures on July 25, 2007 and requires monthly payments of interest only at an annual rate of 10 percent. The principal balance of the note may be prepaid by the Company any time upon 60 days written notice and is convertible into 2,500,000 shares of the Company’s Series B convertible preferred stock at the option of the holder prior to payment in full. In addition, the holder received a warrant to purchase 1,000,000 shares of the Company’s common stock for $1.00 per share. The warrant expires on the earlier of July 30, 2009 or a qualified public offering of the Company’s common stock as defined by the warrant agreement.
      In connection with the issuance of the warrant and beneficial conversion feature, the Company recorded a discount to the convertible promissory note and a corresponding increase in stockholders’ equity of $400,000, of which $200,000 was allocated to the beneficial conversion feature of the convertible promissory note and $200,000 to the warrant. The value of the warrant and beneficial conversion feature were derived through application of the Black-Scholes option pricing model. The debt discount is amortized to interest expense over the life of the note. For the period from July 24, 2004 to December 31, 2004, the Company amortized approximately $57,000 of the debt discount.

KONA GRILL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Information as of March 31, 2005 and for the Three Months Ended
March 31, 2004 and 2005 is Unaudited.

9.	Income Taxes
      Income tax expense from continuing operations consisted of the following (in thousands):

	Year Ended			Three Months
	December 31,			Ended March 31,

	2002	2003	2004	2004	2005

(Unaudited)
Current:
Federal	$—	$—	$—	$—	$—
State	—	—	55	—	—

	—	—	—	—	—
Deferred:
Federal	—	—	—	—	—
State	—	—	—	—	—

	—	—	—	—	—

Total	$—	$—	$55	$—	$—

      Income tax expense (benefit) differed from amounts computed by applying the federal statutory rate to income (loss) from continuing operations before provision for income taxes as follows (in thousands):

				Three Months
	Year Ended December 31,			Ended March 31,

	2002	2003	2004	2004	2005

				(Unaudited)
Income tax expense at federal statutory rate	$(426)	$(118)	$113	$141	$(36)
State income taxes, net of federal benefit	—	—	36	—	—
Nondeductible expenses	29	177	105	17	34
Business tax credit	(77)	(142)	(250)	(43)	(77)
Other	98	(63)	—	—	—
Change in valuation reserve	376	146	51	(115)	79

Total	$—	$—	$55	$—	$—

KONA GRILL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Information as of March 31, 2005 and for the Three Months Ended
March 31, 2004 and 2005 is Unaudited.
      The temporary differences that rise to significant portions of deferred tax assets and liabilities were as follows (in thousands):

	December 31,
				March 31,
	2002	2003	2004	2005

				(Unaudited)
Deferred tax assets (liabilities):
Net operating loss carryforward	$719	$700	$598	$600
Deferred rent	629	776	2,105	2,105
Business tax credits	130	272	522	599
Organizational and preopening costs	176	218	484	484
Accrued expenses	39	124	20	20
Property and equipment	(599)	(721)	(2,009)	(2,009)
Accelerated tax depreciation	(75)	(203)	(520)	(520)
Other	(11)	(12)	5	5

Net deferred tax assets	1,008	1,154	1,205	1,284
Valuation allowance	(1,008)	(1,154)	(1,205)	(1,284)

	$—	$—	$—	$—

      The valuation allowance increased by approximately $51,000 and $146,000 at December 31, 2004 and December 31, 2003, respectively. The valuation allowance increased by approximately $79,000 at March 31, 2005. In assessing the realization of deferred tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. The Company considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based on historical operating losses, the Company has elected to maintain a full valuation allowance until realization of deferred tax assets is more likely than not.
      At December 31, 2004, the Company has approximately $1,752,000 and $611,000 in federal and state net operating loss carryforwards, respectively, which begin expiring in the year 2012 for federal income tax purposes and 2006 for state income tax purposes. Utilization of the Company’s net operating loss carryforwards may be subject to substantial annual limitations due to ownership change rules under the Internal Revenue Code and similar state provisions. Such limitations could result in the expiration of net operating loss carryforwards before utilization.
      The Company also has federal business tax credit carryforwards of approximately $522,000 which begin expiring in 2021. These credits are also potentially subject to annual limitations due to ownership change rules under the Internal Revenue Code and similar state provisions.

10.	Stockholders’ Equity

Preferred Stock
      The Company is authorized to issue 20,000,000 shares of preferred stock with a par value of $0.01.
      In August 2003, the Company recorded the issuance of 4,166,666 shares of Series A convertible preferred stock at $1.20 per share. The Company raised $4.0 million through the sale of 3,333,332 shares

KONA GRILL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Information as of March 31, 2005 and for the Three Months Ended
March 31, 2004 and 2005 is Unaudited.
and issued 833,334 shares upon conversion of a $1.0 million note payable (Note 13). In July 2004, the Company entered into a $3.0 million convertible subordinated promissory note convertible into 2,500,000 shares of Series B convertible preferred stock at $1.20 per share.
      Holders of Series A and B convertible preferred stock are entitled to receive dividends prior and in preference to any distribution of dividends to the holders of common stock. Such dividends are not cumulative and no right to such dividends shall accrue to holders of Series A and B convertible preferred stock unless declared by the Company’s Board of Directors.
      The Series A and B convertible preferred stock carries a liquidation value of $2.40 per share. All remaining assets of the Company would be distributed to the common stockholders. Holders of Series A and B convertible preferred stock have voting rights as if their preferred shares were converted into common shares.
      The holders of the Series A and B convertible preferred stock are entitled at any time to convert their preferred shares into common shares equal to the aggregate value of their preferred shares divided by the conversion price, as defined, initially set at $1.20. In the event of a qualified public offering of common shares as defined by the terms of the Series A and B convertible preferred stock, all preferred shares not earlier converted will be automatically converted into common shares at the then effective conversion price.

Stockholders’ Agreements
      The Company is party to agreements which provide certain stockholders a right of first refusal to purchase other stockholders’ interests. Certain other provisions limit the sale or transferability of shares of common stock.

Warrants
      The Company issued warrants to purchase 44,500 shares of common stock at an exercise price of $1.10 per share to placement agents in connection with the Company’s private placement of common stock in 1998. These warrants are exercisable through August 2005. The Company also issued warrants to purchase 16,000 shares of common stock at an exercise price of $1.50 per share to placement agents in connection with the private placement of common stock in 1999. During 2004, warrants with respect to 14,000 shares were exercised. The remainder of the warrants expired in December 2004.
      The Company issued warrants to purchase 250,000 shares of common stock at an exercise price of $1.20 per share in connection with the issuance of a convertible note in 2002. These warrants are exercisable through May 2009. Since the strike price of the warrants was in excess of the estimated fair value of the common stock, the value of the warrants was not significant.
      In July 2004, the Company issued a warrant to purchase 1,000,000 shares of the Company’s common stock for $1.00 per share in connection with the execution of a $3.0 million convertible subordinated promissory note agreement. The Company recorded the value of the warrant at $200,000. In lieu of exercising the warrant for cash, the holder may elect to receive shares equal to the intrinsic value of the warrant. The warrant expires on the earlier of July 30, 2009 or a qualified public offering of the Company’s common stock as defined by the warrant agreement (see Note 8).

KONA GRILL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Information as of March 31, 2005 and for the Three Months Ended
March 31, 2004 and 2005 is Unaudited.

Stock Options
      The Company maintains stock option plans which provide for discretionary grants of incentive stock options and non-qualified stock options to the Company’s employees, consultants, and non-employee directors. All stock options are granted at or above the fair market value of the underlying common stock and generally expire 10 years from the date of grant. Employee and consultant stock options generally vest 25 percent on the date of grant and 25 percent on each annual anniversary date thereafter. Non-employee director options vest 100 percent on the date of grant.
      Activity during 2002, 2003, and 2004 and the three months ended March 31, 2005 under the Company’s stock option plans was as follows:

		Outstanding Options

	Shares Available		Weighted Average
	for Options	Shares	Exercise Price

Outstanding options at December 31, 2001	320,000	280,000	$1.00 - 1.50
Granted	(504,270)	504,270	1.50
Forfeited	70,000	(70,000)	1.00 - 1.50
Authorized	1,150,000	—	—

Outstanding options at December 31, 2002	1,035,730	714,270	1.00 - 1.50
Granted	(319,500)	319,500	1.20 - 1.50
Forfeited	490,270	(490,270)	1.50

Outstanding options at December 31, 2003	1,206,500	543,500	1.00 - 1.50
Granted	(1,380,395)	1,380,395	1.00 - 1.20
Forfeited	5,500	(5,500)	1.50
Exercised	—	(1,000)	1.50
Authorized	1,500,000	—	—

Outstanding options at December 31, 2004	1,331,605	1,917,395	1.00 - 1.50
Granted (unaudited)	(529,000)	529,000	1.20

Outstanding options at March 31, 2005 (unaudited)	802,605	2,446,395	$1.00 - 1.50

      Information regarding options outstanding and exercisable at December 31, 2004 is as follows:

		Options Outstanding		Options Exercisable

Range of			Weighted
Exercise Prices	Number Outstanding	Weighted Average Life	Average Price	Number	Weighted Average

$1.00 - $1.50	1,917,895	8.4 years	$1.10	658,645	$1.18
      At December 31, 2002, 2003, 2004, and March 31, 2005 the total shares exercisable were 162,670, 160,583, 658,645, and 2,446,395, respectively, at a weighted-average price of $1.49, $1.32, $1.18, and $1.12, respectively.

11.	Commitments and Contingencies

Operating Leases
      The Company leases restaurant and office facilities and certain real property under operating leases having terms expiring from 2008 to 2017. The restaurant facility leases primarily have renewal clauses of

KONA GRILL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Information as of March 31, 2005 and for the Three Months Ended
March 31, 2004 and 2005 is Unaudited.
five years exercisable at the option of the Company and rent escalation clauses stipulating specific rent increases. The Company records deferred rent to recognize rent evenly over the initial lease term. Certain of these leases require the payment of contingent rentals based on a percentage of gross revenues, as defined. Rent expense for the years ended December 31, 2002, 2003, and 2004 and for the three months ended March 31, 2004 and 2005 was approximately $821,000, $1,176,000, $1,748,000, $289,000, and $487,000, respectively. Contingent rent included in rent expense for the years ended December 31, 2002, 2003, and 2004 and for the three months ended March 31, 2004 and 2005 was approximately $27,000, $145,000, $190,000, $42,000, and $60,000, respectively.
      Future minimum lease payments under operating leases at December 31, 2004, were as follows (in thousands):

2005	$1,954
2006	2,005
2007	2,011
2008	2,072
2009	2,142
Thereafter	13,316

Total minimum lease payments	$23,500

12.	Litigation
      In November 2004, the Company settled a trademark infringement claim against the Company for $115,000. The claim was made in March 2004 in connection with the Company’s intent to open a restaurant location in Indiana. The settlement amount is reflected in the Company’s consolidated statement of operations for the year ended December 31, 2004.
      Due to the nature of the restaurant business, the Company is subject to various claims and legal actions during the ordinary course of business, including such matters as complaints alleging personal injury and employment discrimination. The Company believes that the outcome of any such pending claims or proceedings, individually or in the aggregate, will not have a material adverse effect on the Company’s business, financial condition, results of operations, or cash flows.

13.	Related Party Transactions
      In October 2002, the Company borrowed $200,000 from a separate partnership entity where the general partner is related to the former principal stockholder, director, and officer of the Company. The limited partners include stockholders of the Company as well as a former director and officer of the Company. The promissory note bore interest at the rate of 7.0 percent per annum and was payable on demand after October 25, 2002. The promissory note was paid in full in January 2003. For the years ended December 31, 2002 and 2003, interest expense recorded on the note was approximately $3,000 and $1,000, respectively.
      In May 2002, the Company entered into a $1.0 million convertible note with a limited liability company of which certain of its members are also stockholders of the Company. For the years ended December 31, 2002, 2003, and 2004, interest expense recorded on the convertible note was approximately $59,000, $90,000, and $31,000, respectively. The principal balance was converted into 833,334 shares of the Company’s Series A Preferred Stock in August 2003. In October 2002, the Company also borrowed

KONA GRILL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Information as of March 31, 2005 and for the Three Months Ended
March 31, 2004 and 2005 is Unaudited.
$500,000 from the limited liability company. The promissory note bore interest at the rate of 9.0 percent per annum and matured in January 2003, at which time the note was repaid. For the years ended December 31, 2002 and 2003, interest expense recorded on the note was approximately $9,000 and $3,000, respectively.
      In January 2003, the Company borrowed $1.2 million from an individual who is related to the former principal stockholder, director, and officer of the Company. This individual is also the controlling member of the limited liability company that purchased Saki’s Pacific Rim Café in 2001. The promissory note bore an interest at the rate of 8.0 percent per annum and was repaid in January 2004. Interest expense recorded on the note was approximately $90,000 and $4,000 for the years ended December 31, 2003 and 2004, respectively. The note was secured by certain assets of the Company and was guaranteed by the principal stockholder and officer of the Company.
      In July 2004, the Company entered into the convertible subordinated promissory note and warrant purchase agreement discussed in Note 8 with an entity controlled by two directors and principal stockholders of the Company. For the year ended December 31, 2004 and for the three months ended March 31, 2005, the Company recorded interest expense of approximately $187,000 and $109,000, respectively, associated with the note and warrant. The convertible subordinated promissory note is subordinated to existing and future senior indebtedness.
      The Company’s Chairman and investors affiliated with the Chairman own a significant number of shares of the Company’s capital stock, and may have significant influence over the Company.

14.	Subsequent Events
      In March 2005, the Company accelerated the vesting of all outstanding unvested employee stock options. As a result, the Company measured the amount of compensation expense that would be recognized if those employees either terminated employment or exercised these options on the date of acceleration and determined the maximum compensation expense was approximately $191,000. The compensation amount was measured based on the difference between the intrinsic value at the date of acceleration and the original intrinsic value. Since the Company is not able to estimate compensation expense related to the amount by which an employee is expected to benefit from the acceleration of vesting, no compensation is recorded until the employee receives a benefit.
      In April 2005, the Company entered into a promissory note agreement for a $600,000 equipment loan, collateralized by certain restaurant assets of the Company, payable in monthly installments of $9,508 including interest at 8.52 percent, until June 2012, at which time all remaining principal and interest is due and payable. Interim funding of $495,000 of this promissory note was funded in 2004 (see Note 7).
      In April 2005, the Company entered into a promissory note agreement for a $995,000 equipment loan, collateralized by certain restaurant assets of the Company, payable in monthly installments of $15,687 including interest at 8.36 percent, until June 2012, at which time all remaining principal and interest is due and payable.

                 Shares
Common Stock

PROSPECTUS

Oppenheimer & Co.
Feltl and Company
                     , 2005
You should rely only on the information contained in this prospectus. No dealer, salesperson or other person is authorized to give information that is not contained in this prospectus. This prospectus is not an offer to sell nor is it seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is correct only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of these securities.
Until                     , 2005, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotment or subscriptions.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution
      The following table sets forth the expenses in connection with the offering described in the Registration Statement. All such expenses are estimates except for the SEC registration fee, the NASD filing fee, and the NASDAQ National Market filing fee. These expenses will be borne by the Registrant.

SEC registration fee		$3,413
NASD filing fee		3,400
Blue Sky fees and expenses		*
NASDAQ National Market filing fee		100,000
Transfer agent and registrar fees		*
Accountants’ fees and expenses		*
Legal fees and expenses		*
Printing and engraving expenses		*
Miscellaneous fees		*

Total	$	*

*	To be filed by amendment.

Item 14.	Indemnification of Directors and Officers
      Section 145 of the Delaware General Corporation Law, or DGCL, permits, in general, a Delaware corporation to indemnify any person who was or is a party to any proceeding (other than an action by, or in the right of, the corporation) by reason of the fact that he or she is or was a director or officer of the corporation, or served another entity in any capacity at the request of the corporation, against liability incurred in connection with such proceeding, including the estimated expenses of litigating the proceeding to conclusion and the expenses actually and reasonably incurred in connection with the defense or settlement of such proceeding, including any appeal thereof, if such person acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and, in criminal actions or proceedings, additionally had no reasonable cause to believe that his or her conduct was unlawful. Section 145(e) of the DGCL permits the corporation to pay such costs or expenses in advance of a final disposition of such action or proceeding upon receipt of an undertaking by or on behalf of the director or officer to repay such amount if he or she is ultimately found not to be entitled to indemnification under the DGCL. Section 145(f) of the DGCL provides that the indemnification and advancement of expense provisions contained in the DGCL shall not be deemed exclusive of any rights to which a director or officer seeking indemnification or advancement of expenses may be entitled.
      Our certificate of incorporation and bylaws provide, in general, that we shall indemnify, to the fullest extent permitted by law, any and all persons whom we shall have the power to indemnify under those provisions from and against any and all of the expenses, liabilities, or other matters referred to in or covered by those provisions. Our certificate of incorporation and bylaws also provide that the indemnification provided for therein shall not be deemed exclusive of any other rights to which those indemnified may be entitled as a matter of law or which they may be lawfully granted.
      In connection with this offering, we are entering into indemnification agreements with each of our current directors and officers to give these directors and officers additional contractual assurances regarding the scope of the indemnification set forth in our certificate of incorporation and bylaws and to provide additional procedural protections. We expect to enter into a similar agreement with any new directors or executive officers.

      We are in the process of obtaining directors’ and officers’ liability insurance with $           million of coverage.
      Pursuant to the Underwriting Agreement to be filed as Exhibit 1 to this registration statement, the underwriters have agreed to indemnify our directors, officers, and controlling persons against certain civil liabilities that may be incurred in connection with this offering, including certain liabilities under the Securities Act of 1933, as amended. The underwriters severally and not jointly will indemnify and hold harmless our company and each of our directors, officers, and controlling persons from and against any liability caused by any statement or omission in the registration statement, in the prospectus, in any preliminary prospectus, or in any amendment or supplement thereto, in each case to the extent that the statement or omission was made in reliance upon and in conformity with written information furnished to us by the underwriters expressly for use therein.

Item 15.	Recent Sales of Unregistered Securities
      During the three years preceding the filing of this registration statement, we sold the following securities which were not registered under the Securities Act of 1933, as amended:
      During October 2002, we issued a $500,000 promissory note to an entity affiliated with our former Chief Executive Officer to provide us with bridge financing. We issued this note in reliance upon Section 4(2) of the Securities Act of 1933 as a transaction by an issuer not involving a public offering.
      During January 23, 2003, we issued a promissory note to in the amount of $1,200,000 to an affiliate of our founder to provide us with further bridge financing. We issued this note in reliance upon Section 4(2) of the Securities Act of 1933 as a transaction by an issuer not involving a public offering.
      During April 2003, we issued 350,000 shares of our common stock to an investor in connection with our repurchase of certain restaurant assets from that entity, which was wholly owned by one accredited investor. We issued these shares in reliance upon Section 4(2) of the Securities Act of 1933 as a transaction by an issuer not involving a public offering.
      During August 2003, we sold 4,166,666 shares of our Series A preferred stock to an aggregate of seven accredited investors, for an aggregate investment of $5.0 million, which included new cash investment of approximately $4.0 million and conversion of approximately $1.0 million principal amount of outstanding promissory notes. We issued these shares of Series A preferred stock in reliance upon Section 4(2) of the Securities Act of 1933 as a transaction by an issuer not involving a public offering.
      During December 2003, we issued 40,000 shares of our common stock to an executive officer in consideration for services rendered to our company. We issued these shares of common stock in reliance upon Section 4(2) of the Securities Act of 1933. The officer had adequate access to information about our company through the officer’s relationship with our company or through information provided to the officer.
      During July 2004, we issued a $3.0 million aggregate principal amount of convertible subordinated promissory note convertible into shares of our Series B preferred stock to an entity controlled by two of our directors. The note is convertible into shares of our Series B preferred stock for each $1.20 in principal and accrued interest. In connection with the issuance of the note, we issued to the noteholder five-year warrants to purchase up to 1,000,000 shares of our common stock at an exercise price of $1.00 per share. We issued the note and warrants in reliance upon Section 4(2) of the Securities Act of 1933 as a transaction by an issuer not involving a public offering.
      During December 2004, we sold an aggregate of 1,000 shares of our common stock to one employee pursuant to the exercise of outstanding options for an aggregate of $1,500 and in consideration of services rendered. The sale and issuance was deemed exempt from registration under the Securities Act of 1933, as amended, by virtue of Rule 701 thereunder. In accordance with Rule 701, the shares were issued pursuant to a written compensatory benefit plan and the issuance did not, during any consecutive 12-month period, exceed 15% of the outstanding shares of our common stock, calculated in accordance with the provisions of Rule 701. These options were the only options exercised by employees, directors, and consultants during the three-year period preceding the filing of this registration statement.
      During December 2004, we issued 14,000 shares of our common stock to an aggregate of five investors upon the exercise of warrants for a total cash payment of $29,400. We issued these shares of common stock to the investors, in reliance upon Section 4(2) of the Securities Act of 1933 as a transaction by an issuer not involving a public offering.
      During January 2005, we granted options to Mr. Jundt to purchase 200,000 shares of our common stock in consideration for his prior service to our company and for providing capital to our company. The options are exercisable at $1.20 per share. In addition, in January 2005, we granted to Mr. Jundt options to purchase 100,000 shares of our common stock at an exercise price of $1.20 per share in consideration for his service as our Chairman of the Board. We issued these options to Mr. Jundt in reliance upon Section 4(2) of the Securities Act of 1933 as a transaction by an issuer not involving a public offering.
      During June 2005, we agreed to issue immediately prior to the closing of our pending initial public offering, 2,500,000 shares of Series B preferred stock upon the voluntary conversion by the holder of the principal amount outstanding under our convertible subordinated promissory note, and 2,500,000 shares of common stock upon the voluntary conversion by the holder of such shares of the Series B preferred stock. In addition, we agreed to issue 4,166,666 shares of common stock upon the voluntary conversion by the holders of our outstanding shares of Series A preferred stock. We agreed to issue these shares of Series B preferred stock and common stock in reliance upon Section (3)(a)(9) of the Securities Act as an exchange by the issuer with its existing security holders exclusively where no commission or other remuneration is paid or given directly or indirectly for soliciting the exchange.
      We did not pay or give, directly or indirectly, any commission or other remuneration, including underwriting discounts or commissions, in connection with any of the issuances of securities listed above. In addition, each of the share certificates issued in the transactions listed above bears a restrictive legend permitting the transfer thereof only in compliance with applicable securities laws. The recipients of securities in each of these transactions listed above represented to the Company their intention to acquire the securities for investment only and not with view to or for sale in connection with any distribution thereof. All recipients had adequate access, through their relationship with the Company or through other access to information provided by the Company, to information about the Company.

Item 16.	Exhibits and Financial Statement Schedules

(a)	Exhibits

Exhibit
Number		Exhibit

1		Form of Underwriting Agreement
3.1		Amended and Restated Certificate of Incorporation of the Registrant
3.2		Amended and Restated Bylaws of the Registrant
*4	.1	Form of Common Stock Certificate
5		Opinion of Greenberg Traurig, LLP
†10	.1(a)	Employment Letter Agreement, effective May 1, 2004, between the Company and C. Donald Dempsey
†10	.1(b)	Amendment to Employment Letter Agreement, effective May 1, 2004, between the Company and C. Donald Dempsey
†10	.2	Mutual Waiver and Release of Claims, effective December 1, 2004, between the Company and Chandler
†10	.3	Employment Agreement, effective October 1, 2003, between the Company and Jason J. Merritt.
†10	.4	Employment Letter Agreement, effective October 15, 2004, between the Company and Mark S. Robinow

Exhibit
Number		Exhibit

†10	.5	Common Stock Purchase Warrant dated July 23, 2004 in favor of Richard J. Hauser
†10	.6(a)	Loan Agreement, dated May 19, 2003, between GE Capital Franchise Finance Corporation and Kona Grill Kansas City, Inc.
†10	.6(b)	Promissory Note, dated May 19, 2003, issued by Kona Grill Kansas City, Inc. in favor of GE Capital Franchise Finance Corporation
†10	.7(a)	Loan Agreement, dated April 30, 2004, between GE Capital Franchise Finance Corporation and Kona Grill Las Vegas, Inc.
†10	.7(b)	Promissory Note, dated April 30, 2004, issued by Kona Grill Las Vegas, Inc. in favor of GE Capital Franchise Finance Corporation
†10	.8(a)	Form of Equipment Loan and Security Agreement (i) dated as of September 2, 2004, between Kona Grill Denver, Inc. and GE Capital Franchise Finance Corporation; (ii) dated as of December 31, 2004, between Kona Grill Omaha, Inc. and GE Capital Franchise Finance Corporation; and (iii) dated January 21, 2005 between Kona Grill Indiana, Inc. and GE Capital Franchise Finance Corporation
†10	.8(b)	Form of Equipment Promissory Note, each in favor of GE Capital Franchise Finance Corporation (i) dated as of April 22, 2005, issued by Kona Grill Omaha, Inc.; and (ii) dated as of May 20, 2005, issued by Kona Grill Indiana, Inc.
†10	.8(c)	Equipment Promissory Note, dated September 17, 2004, issued by Kona Grill Denver, Inc. in favor of GE Capital Franchise Finance Corporation
†10	.9	Lease Purchase, dated December 26, 2001, between the Company and Bank of America, N.A.
†10	.10	Kona Grill, Inc. 2002 Stock Plan (as of November 13, 2002)
10.11		Kona Grill, Inc. 2005 Stock Award Plan
10.12		Kona Grill, Inc. 2005 Employee Stock Purchase Plan
10.13		Supply Agreement, dated May 13, 2002, between Kona Grill, Inc. and U.S. Food Service
21		List of Subsidiaries
23.1		Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm
23.2		Consent of Greenberg Traurig, LLP (included in Exhibit 5)
†24		Power of Attorney of Directors and Executive Officers (included on the Signature Page of the Registration Statement)

*	To be filed by amendment.

†	Previously filed.
      (b) Financial Statement Schedules
      The registrant has not provided any financial statement schedules because the information called for is not required or is shown either in the financial statements or the notes thereto.

Item 17.	Undertakings
      The undersigned registrant hereby undertakes to provide to the underwriter, at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.
      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.
      The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
      Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Scottsdale, state of Arizona, on July 7, 2005.

KONA GRILL, INC.

By:	/s/ C. Donald Dempsey

C. Donald Dempsey
President and Chief Executive Officer
      Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

* Marcus E. Jundt	Chairman of the Board	July 7, 2005

/s/ C. Donald Dempsey C. Donald Dempsey	President, Chief Executive Officer, and Director (Principal Executive Officer)	July 7, 2005

/s/ Mark S. Robinow Mark S. Robinow	Executive Vice President, Chief Financial Officer, and Secretary (Principal Accounting and Financial Officer)	July 7, 2005

* Frank B. Bennett	Director	July 7, 2005

* Richard J. Hauser	Director	July 7, 2005

* Douglas G. Hipskind	Director	July 7, 2005

* W. Kirk Patterson	Director	July 7, 2005

* Anthony L. Winczewski	Director	July 7, 2005

*By:/s/ Mark S. Robinow Attorney-in-Fact

INDEX TO EXHIBITS

Exhibit
Number		Exhibit

1		Form of Underwriting Agreement
3.1		Amended and Restated Certificate of Incorporation of the Registrant
3.2		Amended and Restated Bylaws of the Registrant
*4	.1	Form of Common Stock Certificate
5		Opinion of Greenberg Traurig, LLP
†10	.1(a)	Employment Letter Agreement, effective May 1, 2004, between the Company and C. Donald Dempsey
†10	.1(b)	Amendment to Employment Letter Agreement, effective May 1, 2004, between the Company and C. Donald Dempsey
†10	.2	Mutual Waiver and Release of Claims, effective December 1, 2004, between the Company and Chandler
†10	.3	Employment Agreement, effective October 1, 2003, between the Company and Jason J. Merritt.
†10	.4	Employment Letter Agreement, effective October 15, 2004, between the Company and Mark S. Robinow
†10	.5	Common Stock Purchase Warrant dated July 23, 2004 in favor of Richard J. Hauser
†10	.6(a)	Loan Agreement, dated May 19, 2003, between GE Capital Franchise Finance Corporation and Kona Grill Kansas City, Inc.
†10	.6(b)	Promissory Note, dated May 19, 2003, issued by Kona Grill Kansas City, Inc. in favor of GE Capital Franchise Finance Corporation
†10	.7(a)	Loan Agreement, dated April 30, 2004, between GE Capital Franchise Finance Corporation and Kona Grill Las Vegas, Inc.
†10	.7(b)	Promissory Note, dated April 30, 2004, issued by Kona Grill Las Vegas, Inc. in favor of GE Capital Franchise Finance Corporation
†10	.8(a)	Form of Equipment Loan and Security Agreement (i) dated as of September 2, 2004, between Kona Grill Denver, Inc. and GE Capital Franchise Finance Corporation; (ii) dated as of December 31, 2004, between Kona Grill Omaha, Inc. and GE Capital Franchise Finance Corporation; and (iii) dated January 21, 2005 between Kona Grill Indiana, Inc. and GE Capital Franchise Finance Corporation
†10	.8(b)	Form of Equipment Promissory Note, each in favor of GE Capital Franchise Finance Corporation (i) dated as of April 22, 2005, issued by Kona Grill Omaha, Inc.; and (ii) dated as of May 20, 2005, issued by Kona Grill Indiana, Inc.
†10	.8(c)	Equipment Promissory Note, dated September 17, 2004, issued by Kona Grill Denver, Inc. in favor of GE Capital Franchise Finance Corporation
†10	.9	Lease Purchase, dated December 26, 2001, between the Company and Bank of America, N.A.
†10	.10	Kona Grill, Inc. 2002 Stock Plan (as of November 13, 2002)
10.11		Kona Grill, Inc. 2005 Stock Award Plan
10.12		Kona Grill, Inc. 2005 Employee Stock Purchase Plan
10.13		Supply Agreement, dated May 13, 2002, between Kona Grill Inc. and U.S. Foodservice
21		List of Subsidiaries
23.1		Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm
23.2		Consent of Greenberg Traurig, LLP (included in Exhibit 5)
†24		Power of Attorney of Directors and Executive Officers (included on the Signature Page of the Registration Statement)

*	To be filed by amendment.

†	Previously filed.